KGHM POLSKA MIEDŹ S.A.

EXEMPTION NUMBER: 82-4639


03032617

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 847 82 00
fax: (48 76) 847 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

6 October 2003
NI/129/2003

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
450 5th St., N.W.
Washington, D.C. 20549



SEC MAIL PROCESSING
RECEIVED
OCT 08 2003
WASH. D.C. 187 SECTION

SUPPL

Enclosed please find the hard copy of the Consolidated Report of the KGHM Polska Miedź S.A. Capital Group for the first half of 2003.

Contact name: Andrzej Kowalczyk
Director,
Ownership Supervision
and Investor Relations

Phone: ++48 76 84 78 231
Fax: ++48 76 84 78 205



PROCESSED
OCT 09 2003
THOMSON
FINANCIAL

Sincerely

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

PREZES ZARZĄDU
Stanisław Speczik

dw 10/8

POLISH SECURITIES AND EXCHANGES COMMISSION

00-950 WARSAW PLAC POWSTAŃCÓW WARSZAWY 1

the Consolidated Half-Year Report SA-PS 2003

(In accordance with §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, item 1569; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2003 to 30 June 2003,
and for the period from 1 January 2002 to 30 June 2002

Publication date: 6 October 2003

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.
(short name of the issuer)

METALS INDUSTRY
(issuer branch title according to the Warsaw Stock Exchange)

59-301
(postal code)

Lubin
(city)

Marii Skłodowskiej-Curie
(street)

48
(number)

48 76 84 78 200
(telephone)

48 76 84 78 500
(fax)

IR@BZ.KGHM.pl
(e-mail)

692-000-00-13
(NIP)

390021764
(REGON)

www.kghm.pl
(www)

Deloitte & Touche Audit Services Sp. z o.o.
(Entity entitled to audit financial statements)

The consolidated half-year report includes:

☒ Auditor's report on the review of the consolidated half-year financial statements
☐ Auditor's opinion and auditor's report on the review of the consolidated financial statements (§63 section 2 and §62, section 6, point 2 of the above Decree)
☒ The consolidated half-year financial report:
- ☒ Introduction
- ☒ Consolidated Balance Sheet
- ☒ Consolidated Profit and Loss Account
- ☒ Description of Changes in Consolidated Shareholders' Funds
- ☒ Consolidated Statement of Cash Flows
- ☒ Additional Informations and Explanations

☒ Management's Report (Report on the Activities of the Capital Group)
☐ The consolidated half-year financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
- ☐ Audit report *on the review of the consolidated half-year financial statements*
- ☐ Auditor's opinion about the consolidated half-year financial statements (§59, section 2 and §63 section 2 and §62, section 6, point 2 of the above Decree)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	H1/2003	H1/2002	H1/2003	H1/2002
I. Net revenue from the sale of products, goods and materials	2 590 432	2 493 261	600 889	673 381
II. Operating profit (loss)	132 061	115 266	30 633	31 131
III. Profit (loss) before taxation	167 560	42 595	38 868	11 504
IV. Net profit (loss)	98 879	(1 565)	22 936	(423)
V.Net cash flow from operations	315 765	226 030	73 246	61 046
VI. Net cash flow from investing activities	(125 702)	(268 414)	(29 158)	(72 493)
VII. Net cash flow from financing activities	(55 158)	139 850	(12 795)	37 771
VIII. Total net cash flow	134 905	97 466	31 293	26 324
IX. Total assets	8 182 773	8 140 884	1 835 937	2 030 601
X. Liabilities and provisions for liabilities	4 901 947	4 939 846	1 099 831	1 232 158
XI.Long term liabilities	18 909	268 975	4 243	67 091
XII. Short term liabilities	3 207 284	3 129 408	719 606	780 576
XIII. Shareholders' funds	3 255 524	3 182 015	730 429	793 698
XIV. Share capital	2 000 000	2 000 000	448 732	498 865
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	0.49	(0.01)	0.11	(0.00)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	16.28	15.91	3.65	3.97
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

in item XVI. Profit (loss) per ordinary share (in PLN/EUR) in '000EUR, the column "H1/2002", the exact amount is (0.002)

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL REPORT FOR THE FIRST HALF OF 2003

Lubin, September 2003

Deloitte & Touche

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2003

Deloitte & Touche
Audit Services Sp. z o.o.
z siedzibą w Warszawie
Usługi Audytorskie i Rachunkowe
ul. Fredry 6
00-097 Warszawa
Polska

Tel.: (48 22) 511 08 11, 511 08 01
511 08 02, 511 08 03
Fax: (48 22) 511 08 13
E-mail: dpoland@deloitteCE.com
www.deloitte.pl

Deloitte & Touche

AUDITOR'S REPORT ON THE REVIEW OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have reviewed the attached consolidated financial statements of the Capital Group for which KGHM Polska Miedź S.A. with registered office in Lubin, ul. Marii Skłodowskiej-Curie 48 is the holding company, including:

- introduction to the consolidated financial statements,
- consolidated balance sheet prepared as of 30 June 2003, with total assets and liabilities of PLN 8,182,773 thousand,
- consolidated profit and loss account for the period from 1 January 2003 to 30 June 2003 disclosing a net profit of PLN 98,879 thousand,
- statement of changes in consolidated equity showing an increase in equity of PLN 180,733 thousand,
- consolidated cash flow statement for the period from 1 January 2003 to 30 June 2003 showing a net cash inflow of PLN 134,905 thousand,
- additional information and explanations.

The accuracy, fairness and clarity of information included in the consolidated financial statements are the responsibility of the Management Board of KGHM Polska Miedź S.A. Our responsibility was to review these financial statements.

Our review was performed in accordance with auditing standards issued by the National Board of Certified Auditors.

Those standards require that we plan and perform the review in such a way as to obtain reasonable assurance that the consolidated financial statements are free of material misstatements.
The review was performed primarily based on analysis of information included in the consolidated financial statements, insight into the consolidation documentation and information provided by the Management Board and the financial and accounting staff of KGHM Polska Miedź S.A.


Deloitte
Touche
Tohmatsu

The scope and method of a review are substantially different from an audit. It is not an objective of the review to express an opinion on the accuracy, fairness and clarity of the financial statements. Consequently, such opinion is not issued.

Our review did not indicate that any material adjustments were required in the attached consolidated financial statements to ensure an accurate, fair and clear presentation of the economic and financial condition of KGHM Polska Miedź S.A. as of 30 June 2003 and its financial result for the period from 1 January 2003 to 30 June 2003, in line with:

- the accounting principles defined in the Accounting Act of 29 September 1994 (Dz.U. from 2002, No. 76, item 694) and related regulations,
- the requirements defined in the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary prospectus (Dz.U. No. 139, item 1568, with subsequent amendments) and the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities (Dz.U. No. 139, item 1569, with subsequent amendments).

We would like to point out the information included in the additional explanatory note No. 2. During tax inspection conducted in the holding company and related to VAT for 2001, the tax inspection office questioned the input tax allocation model used by the Company for taxable sales. Tax proceedings are currently under way, and the final outcome and effects of the dispute cannot be foreseen. Until the report date, the Company did not receive a final decision in this case. Consequently, under balance sheet equity and liabilities it did not create a provision for potential liabilities that may arise if the decision is unfavourable. The amount of PLN 24,103 thousand presented under contingent liabilities includes tax assessment, interest and sanctions for 2001.

Lidia Pstrocka - Piorun

Certified auditor
No. 9698

represented by:

Maria Rzepnikowska
Chairman of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 26 September 2003

The above review report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

CONSOLIDATED FINANCIAL REPORT OF THE CAPITAL GROUP FOR THE FIRST HALF OF 2003

Lubin, September 2003

TABLE OF CONTENTS

INTRODUCTION TO THE HALF - YEAR CONSOLIDATED FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedź S.A., the dominant entity of a Capital Group, with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302.

The basic business of the dominant entity comprises:

- the mining of metals ore,
- the mining of non-ferrous metals ores,
- the excavation of gravel and sand,
- the production of salt,
- the production of copper ,
- the production of copper products in the form of semi-products,
- the production of precious metals,
- the production of lead, zinc and tin,
- the production of other non-ferrous metals,
- the casting of light metals,
- the casting of other non-ferrous metals with the exception of copper and copper alloys,
- the forging, pressing, stamping and roll forming of metal; powder metallurgy,
- the management of metallic wastes and scraps,
- the management of industrial wastes,
- wholesale sales based on direct or contractual payments,
- the warehousing, storage and preservation of goods in marine ports, river ports and in other storage facilities,
- other financial intermediation,
- activities connected with the management of holding entities,
- geological-exploratory activities,
- technical research and analysis,
- general construction activities with respect to mining and production facilities,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network,
- scheduled and non-scheduled air transport,
- reproduction of computer media,
- fixed-line telephony and telegraphy, data transmission, and other telecommunications services,
- the rental of office machinery and equipment, hardware consultancy and software-related activities,
- data processing,
- data base activities,
- maintenance and repair of office, accounting and computing machinery,
- other computer-related activities, and
- other forms of education,

The shares of the dominant entity of the Capital Group are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

Basic activity segments of the Capital Group also comprise:
- production of copper, goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- energy production,
- telecommunication services,
- transport services, and
- activities in the areas of research, analysis and design.

KGHM Polska Miedź S.A. SA-PS 2003 in'000 PLN

2. TIME FRAME OF THE ISSUER AND OF ENTITIES OF THE CAPITAL GROUP

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of the dominant entity and subsidiaries is unlimited, except the subsidiary entity PEW Aquakonrad S.A. under liquidation.
The legal antecedent of the dominant entity was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements presented in the report comprise:
- the current period from 1 January to 30 June 2003, and
- the comparative period from 1 January to 30 June 2002.

4. COMPOSITION OF BODIES OF THE DOMINANT ENTITY

The Supervisory Board of the dominant entity

Due to the resignation of Witold Koziński from membership of the Supervisory Board of KGHM Polska Miedź S.A., and the expiry of his mandate, from 5 November 2002 to 8 January 2003 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek
By Resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003, Jerzy Kisilowski was appointed to the Supervisory Board of the Company.
As at 30 June 2003 the Supervisory Board of the Company was composed of 9 persons as above.

The Management Board of the dominant entity

During the period from 1 January 2003 to 23 January 2003 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board
Stanisław Siewierski	First Vice President of the Management Board, Vice President for Production
Witold Bugajski	Vice President of the Management Board for Development
Grzegorz Kubacki	Vice President of the Management Board for Employee Affairs
Jarosław Andrzej Szczepek	Vice President of the Management Board for Finance and Commerce

By Resolutions Nrs 1/V/2003, 2/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski. By Resolution Nr 4/V/2003 dated 23 January 2003, Tadeusz Szeląg was appointed as a Vice President of the Management Board for Production. Due to expiration of the IVth term Management Board of KGHM Polska Miedź S.A., the Supervisory Board, by resolutions Nr 51/V/2003 and 53/V/2003 dated 29 May 2003 the Vth term Management Board of KGHM Polska Miedź S.A. was appointed, in its existing form. The only change was in the name of the position of Mr. Jarosław Andrzej Szczepek, which is now referred to as "Vice President of the Management Board for Finance and Economics".

5. COMBINED DATA OF THE FINANCIAL REPORT.

The consolidated financial report for the given financial period and comparable prior period was prepared as the sum of the financial statements of the dominant entity and its subsidiaries, adjusted by the exclusion of mutual operations and balances, and by other consolidation adjustments. The value of shares in associated entities and subsidiaries of a different legal status was valued in the consolidated financial report by the equity method.

6. MERGER OF COMPANIES

In the current financial period there was a merger of the subsidiaries DFM Zanam Sp. z o.o. and ZM Legmet Sp. z o.o. The merger was carried out by the takeover of ZM Legmet Sp. z o.o. by DFM Zanam Sp. z o.o. Following this merger the new entity was named DFM Zanam - Legmet Sp. z o.o.

7. GOING CONCERN CONSIDERATION

The financial statements which represent the basis for preparation of the consolidated financial report were prepared under the going concern concept respecting related entities, for the foreseeable future.
The indirect subsidiary PEW Aquakonrad S.A. remains in liquidation status, the assets of which do not have any significant impact on the consolidated financial statements.

KGHM Polska Miedź S.A. SA-PS 2003 in'000 PLN

EXEMPTION NUMBER: 82-4639

8. ORGANISATIONAL STRUCTURE OF THE RELATED GROUP ENTITIES AS AT 30 JUNE 2003


Dominant entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries
Energetyka Sp. z o.o
Miedziowe Centrum Zdrowia S.A.
CBPM Cuprum Sp. z o.o.
KGHM Polish Copper Ltd
Centrum Badania Jakości Sp. z o.o.
Pol-Miedź Trans Sp. z o.o.
KGHM Kupferhandelsges. m.b.H
KGHM Congo s.p.r.l.
KGHM Metraco Sp. z o.o.
Telefonia Dialog S.A.
TUW CUPRUM *
KGHM Metale S.A.
Polskie Centrum Promocji Miedzi S.A.
PEW Aquakonrad S.A. in liquidation
WFP Hefra S.A.
Walcownia Metali Nieżelaznych Sp. z o.o.
PHP Mercus Sp. z o.o.
PHU Lubinpex Sp. z o.o.
Dolnośląska Spółka Inwestycyjna S.A.
DFM Zanam - Legmet Sp. z o.o.
PeBeKa S.A.
INOVA Sp. z o.o.
DKE Oława Sp. z o.o.
KWARCE S.A.
Interferie Sp. z o.o.
Zakład Wyrobów Gumowych Sp. z o.o.
Subsidiaries and indirect subsidiaries not consolidated
Zagłębie Lubin Sportowa Spółka Akcyjna
PU Mercus Serwis Sp. z o.o.
PHU Mercus Bis Sp. z o.o.
Associates and indirect associates
Fosroc-Ksante Sp. z o.o.
Walcownia Metali "Łabędy" S.A.
Energomedia "Łabędy" Sp. z o.o.
Naturopak Sp. z o.o.
Agrea - Lubin S.A.
Indirect associates not valued by equity method
Walcownia Blach Sp. z o.o. in bancrupty

* entity not being a commercial-law company having a different type of activity, valued by equity method

9. ENTITIES OF THE CAPITAL GROUP SUBJECT TO CONSOLIDATION OR VALUATION BY THE EQUITY METHOD

Item	Name of entity	Location of Head Office	Primary activity of company	Court or other registrar	Character of capital relationship	Consolid. method applied	% of share capital	Voting interest in the General Meeting
1.	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
2.	KGHM Polish Copper Ltd.	London	Copper trade	The Registrar of Companies, Companies House, Crown Way, Cardiff, CF4 3UZ	subsidiary	full	100.00	100.00
3.	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
4.	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
5.	KGHM Metale S.A.	Legnica	Capital investments	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
6.	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
7.	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analysis and tests	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
8.	KGHM Kupferhandelsges mbH.	Vienna	Copper trade	Regional Court in Vienna	subsidiary	full	100.00	100.00
9.	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
10.	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations	subsidiary	full	100.00	100.00
11.	KGHM Congo sprl	Lubumbashi	Ore extraction services	Tribunal de Grande Instance de Lubumbashi	subsidiary	full	99.98	99.98
12.	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	full	98.96	98.96
13.	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
14.	Zakład Wyrobów Gumowych Sp. z o.o.	Iwiny	Rubber and plastics production	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
15.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Lubin	Mine development and tunnelling operations	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
16.	DFM Zanam - Legmet Sp. z o.o.	Polkowice	Construction and repairs of machines	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
17.	INOVA Sp. z o.o.	Lubin	Equipment testing and control and research and development	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
18.	Kwarce S.A.	Mikołajowice	Extraction, processing and enrichment of quartz	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
19.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and indust. wastes	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	50.33	50.33
20.	Warszawska Fabryka Platerów HEFRA S.A.	Warszawa	Production and sale of non-wooden, silver plated and silver table settings, made from arti.and ceramic materials; finished and semi-fin.products,services	Regional Court for Capital City of Warszawa, Section XIX (Economic) of the National Court of Registrations	indirectly subsidiary	full	96.61	96.61
21.	PEW Aquakonrad S.A. in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	90.40	84.11
22.	Walcownia Metali Nieżelaznych Sp. z o.o.	Gliwice	Tin sheet production	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly subsidiary	full	73.91	73.91
23.	Polskie Centrum Promocji Miedzi S.A.	Wrocław	Copper promotion	Regional Court for Wrocław-Fabryczna in Wrocław, Section VI (Economic) of the National Court of Registrations (from 05.08.2002)	indirectly subsidiary	full	70.83	70.83
24.	PHP Mercus Sp. z o.o.	Polkowice	Trade and production of electrical cables	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	100.00	100.00
25.	PHU "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and food - related services	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly subsidiary	full	80.00	80.00
26.	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	Lubin	Property and life insurance	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	subsidiary	equity method	96.20	96.20
27.	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals,glues;production and sale of mineral water and non-carbonated bev.	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	associated	equity method	30.00	30.00
28.	Agrea - Lubin S.A.	Lubin	Growing of vegetables, garden plants and nursery gardening	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly associated	equity method	49.30	49.30
29.	Naturopak Sp. z o.o.	Wilków	Production of paper related goods and packages and production of machines for the paper industry	Regional Court for Wrocław-Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registrations	indirectly associated	equity method	27.50	27.50
30.	Walcownia Metali Łabędy S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly associated	equity method	34.11	34.11
31.	Energomedia "Łabędy" Sp. z o.o.	Gliwice	Supply of mediums (gas, power, water)	Regional Court in Gliwice, Section X (Economic) of the National Court of Registrations	indirectly associated	equity method	34.11	34.11

KGHM Polska Miedź S.A. SA-PS 2003 in'000 PLN

10. ENTITIES EXCLUDED FROM CONSOLIDATION OR VALUATION BY THE EQUITY METHOD

Item	Name of entity	Location of Head Office	Primary activity of company	Character of capital relationship	Reason for exclusion from consolidation or equity method valuation	Percentage of share capital owned	Voting interest in General Meeting	Shareholders' funds of entity	Revenue from the sale of goods and products and financial operations	Financial result	Total assets
	a	b	c	d	e	f	g	h	i	j	k
1.	Zagłębie Lubin Sportowa Spółka Akcyjna	Lubin	Participation in, and organisation of, professional sporting events	subsidiary	low turnover and value of assets	66.68	66.68	(2 997)	4 428	(2 228)	2 746
2.	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	indirectly subsidiary	low turnover and value of assets	100.00	100.00	206	1 140	6	480
3.	Przedsiębiorstwo Handlowo - Usługowe "Mercus Bis" Sp. z o.o.	Dąbrowa Górnicza	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	indirectly subsidiary	low turnover and value of assets	50.00	50.00	130	1 376	(46)	1 031
4.	Walcownia Blach Sp. z o.o. in bankruptcy	Gliwice	Production and processing of non-ferrous and precious metals	indirectly associated	not subject to valuation by equity method	34.11	34.11	(2 062)	0	15	

11. SHARE OF ENTITIES WITHIN THE CAPITAL GROUP IN THE CAPITAL OF OTHER ENTITIES IN THE CAPITAL GROUP

Item	Name of entity	Value of share capital	Name of entity with share in the capital of the entity	Share capital owned	
				nominal value	%
1.	2.	3.	4.	5.	6.
1.	Polskie Centrum Promocji Miedzi S.A.	100	KGHM Metale S.A.	65	65.00
			CBPM Cuprum Sp. z o.o.	3	2.50
			KGHM Metraco Sp. z o.o.	3	2.47
			Walcownia Metali "Łabędy" S.A.	3	0.85
2.	Towarzystwo Ubezpieczeń Wzajemnych "CUPRUM"	10 200	KGHM Polska Miedź S.A.	9 500	93.14
			Interferie Sp. z o.o.	50	0.49
			DFM Zanam -Legmet Sp. z o.o.	25	0.25
			INOVA Sp. z o.o.	25	0.25
			PeBeKa S.A.	163	1.59
			PHP Mercus Sp. z o.o.	50	0.49
3.	Walcownia Metali Nieżelaznych Sp. z o.o.	36 914	KGHM Metale S.A.	23 444	63.51
			Walcownia Metali "Łabędy" S.A.	11 262	10.41
4.	Dolnośląska Spółka Inwestycyjna S.A.	156 864	KGHM Polska Miedź S.A.	121 507	77.46
			KGHM Metale S.A.	35 357	22.54
5.	Interferie Sp. z o.o.	38 000	Dolnośląska Spółka Inwestycyjna S.A.	35 000	92.10
			KGHM Polska Miedź S.A.	1 500	3.95
			Centrum Badań Jakości Sp. z o.o.	1 500	3.95

KGHM Polska Miedź S.A. SA-PS 2003 in'000 PLN

12. CHANGES TO ENTITIES SUBJECT TO CONSOLIDATION OR VALUATION BY THE EQUITY METHOD IN THE PERIOD COVERED BY THE CONSOLIDATED FINANCIAL REPORT

Item	Name of the entity	Status of entity as at 31.12.2002	Date of status change	Cause of status change	Status of entity as at 30.06.2003	Shareholders funds	Revenue from the sale of goods and products and financial operations	Financial result	Total assets
1	2	3	4	5	6	7	8	9	10
1.	Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	indirectly associated excluded from consolidation	16.01.2003	takeover by PHP Mercus Sp. z o.o.	-	-	-	-	-
2.	Zagłębie Lubin Sportowa Spółka Akcyjna	-	25.03.2003	aquisition of shares by KGHM Polska Miedź S.A.	subsidiary excluded from consolidation	(2 997)	4 428	(2 228)	2 746
3.	PHP Mercus Sp. z o.o.	indirectly associated	10.06.2003	aquisition of shares within the Capital Group	indirectly subsidiary	25 244	25 102	227	81 930
4.	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	indirectly associated excluded from consolidation	10.06.2003	aquisition of shares within the Capital Group	indirectly subsidiary	6 806	2 409	66	10 966
5.	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	indirectly associated excluded from consolidation	10.06.2003	aquisition of shares within the Capital Group	indirectly subsidiary excluded from consolidation	213	1 140	6	480
6.	Przedsiębiorstwo Handlowo-Usługowe "Mercus Bis" Sp. z o.o.	indirectly associated excluded from consolidation	10.06.2003	aquisition of shares within the Capital Group	indirectly subsidiary excluded from consolidation	162	1 376	(46)	1 032
7.	DFM Zanam - Legmet Sp. z o.o.	indirectly subsidiary	06.06.2003	merger of DFM Zanam and ZM Legmet Sp. z o.o.	indirectly subsidiary	15 635	55 365	(776)	63 547

13. COMPARABILITY OF STATEMENTS

Comparable data for the half - year 2002 were restated based on accounting principles in force as at 1 January 2002, which were adapted in the financial report for 2002 with respect to the creation of a provision for mine closure costs and with respect to the disclosure of embedded instruments. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

14. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS

There were no qualifications to the consolidated financial report in the auditor's opinions in the comparable prior periods.

15. ACCOUNTING PRINCIPLES, VALUATION METHODS FOR ASSETS AND SHAREHOLDERS FUNDS AND LIABILITIES, DETERMINATION OF THE FINANCIAL RESULT. CONSOLIDATION PROCEDURES OF FINANCIAL STATEMENTS

In the presented periods the entities of the Capital Group applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

An exception to this are subsidiaries operating under the regulations of other countries:

- KGHM Polish Copper Ltd. (Great Britain),
- KGHM Kupferhandelsgesellschaft (Austria) , and
- KGHM Congo s.p.r.l. (Republic of Congo).

To meet the requirements of the consolidated report, the financial statements of these entities include adjustments aimed at applying the principles used in the Capital Group.

15.1. Intangible assets

Intangible assets include:

- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, rental or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

Intangible assets are valued at:

- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower value of acquired assets estimated at their fair value, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.

Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:

- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of completed research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

15.2 Tangible fixed assets

Tangible fixed assets include:

- fixed assets
  - real estate, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
  - machines, equipment, vehicles, etc.,
  - improvements to external fixed assets (at the level of costs incurred),
  - livestock, and
- fixed assets under construction and advances on fixed assets under construction.

In addition, the dominant entity capitalises future mine closure costs in fixed assets. These costs, after discounting, increase the initial value of fixed assets and are subject to depreciation from the moment they begin to be used, proportionally to the period established in the schedule of closure.
Fixed assets also include external fixed assets used under a lease, rental or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.

The entities of the Capital Group recognise as off-balance sheet the following items:

- State Treasury land received for perpetual usufruct, its valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and
- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on Art. 4 section 4 of the Accounting Act.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured, their manufacturing cost.
Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.

Initial value and previously - made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve capital.

The entities of the Capital Group make write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net sale price or to otherwise-evaluated fair value.
Balance sheet depreciation write-offs are applied based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations applied by the entities of the Capital Group, based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

In the current financial period entities of the Capital Group used non-depreciable external fixed assets based on rental and lease agreements worth PLN 2 256 thousand and based on leasing agreements worth PLN 3 746 thousand.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.
The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

15.3. Long term investments

Long term investments comprise assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.
The following are recognised as long term investments:
- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- real estate and intangible assets not used by the Capital Group, and
- other long term investments.

Long term investments are valued at their purchase cost. Financial assets which have an active market are valued at their market price. Long term investments denominated in foreign currencies are valued at the buy exchange rate applied on that day by the bank used by the entities of the Capital Group, but no higher than the average exchange rate set for the given currency by the NBP on the date of purchase or balance sheet date.
At the balance sheet date the value of financial assets, shown at their purchase cost, are decreased by a permanent diminution in value.

In cases where shares are obtained in exchange for a contribution in kind, the nominal value of shares is adjusted to their purchase cost by the surplus in their nominal value over the book value of the assets.
Long term loans are valued at the amount due for payment, with the prudence principle retained.

15.4. Inventory

Inventory is comprised of:
- materials ,
- semi-finished products and work in progress
- finished goods,

- goods for resale, and
- advances on deliveries.

During the year, inventories mentioned above are valued in accordance with the following principles:

- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products - finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net sale price.

15.5. Long term contracts

Entities of the Capital Group apply a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract.

15.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits.

From the point of view of maturity, these debtors are recognised as either long term or short term assets.
Recognised as long term assets are those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
Recognised as short term assets are trade debtors regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.

Debtors denominated in foreign currencies are valued based on the following rates:

- on the transaction date – at the average rate set for the given currency by the NBP.
  For cases in which, on the date when the debtors arise, there is another rate given in customs declarations or other binding documents, the debtors are valued at this rate. Debtor payments are valued at the currency buy rate of the bank in which payment was realised,
- on the balance sheet date debtors are valued at the lowest buy rate for the currency quoted on that date in those banks in which the entities of the Capital Group realises its largest turnover, but no higher than the average rate established for the given currency by the NBP for that day.

Provisions for doubtful debtors are created.

15.7. Short term investments

Recognised as short term investments are those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:

1. short term financial assets
- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and
2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.
At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).

Investments denominated in foreign currencies are valued based on the following rates:

- on the acquisition date – at the average rate set for the given currency by the NBP,
- at the balance sheet date – at the lowest buy rate for the currency quoted on that day in those banks which handle transactions for the entities of the Capital Group with securities and other assets subject to valuation, and in the case of derivative instruments at the lowest buy rate for the currency quoted in the bank which handles the highest turnover of such instruments, but no higher than the average rate established for the given currency by the NBP on that day,
- monetary assets denominated in foreign currencies remaining in bank accounts on the balance sheet date are valued at the buy rate applied on that date by the bank which maintains the given account, but no higher than the average rate established for the given currency by the NBP on that day.

15.8 Derivative financial instruments

15.8.1 Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs. Embedded derivative financial instruments are extracted from a mixed agreement containing an embedded derivative financial instrument and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:

- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

1. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

1.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

1.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

1.3 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a*) Fair value hedges*

A derivative instrument used to hedge fair value is one which:

- hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
- will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b*) Cash flow hedges*

Cash flow hedges:

- hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that
- will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are included in the profit and loss account when the given asset or liability affects the profit and loss account.

1.4 Dedesignation of hedges

Financial instruments cease to be recognised in the accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from derivative instruments is recognised as financial income or costs, while in the cash flow statement as operating activities.

15.8.2 Foreign-denominated bank loans as a future cash flow hedging transaction in the dominant entity

Currency Risk Management

According to Risk Management Policy, the dominant entity, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.

The accounting policy applied should reflect such hedges in the financial statements of the Company.

The purpose of risk management is to eliminate the currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.

This hedge relates to revenues which will take place after the liabilities (credit) maturity date.

Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.

At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.
This hedging relationship is of a future cash flow hedging nature.

15.9 Prepayments,

Recognised under prepayments are costs incurred or assets consumed which relate to future financial periods, for which their value has been reliably established and which will produce future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- costs of telecommunications licences,
- new production preparation costs,
- social fund (ZFŚS) write-offs settled within the year, and
- interest paid in advance on credit and loans.

Prepayments also include deferred tax assets.
From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.
The entities of the Capital Group apply an individually-estimated period for write-offs of prepayments, depending on their type and value.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

15.10 Shareholders' Funds

Shareholders' Funds consist of:
- share capital of the dominant entity shown at nominal value,
- reserve capital, created and uses in accordance with Statutes of entities,
- revaluation reserve capital – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- other reserve capital created for purposes outlined by the Statutes of entities of the Capital Group,
- retained profit or uncovered losses from prior years, and
- net profit of the current financial period.

15. 11 Liabilities

Liabilities are recognised as the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets.

Liabilities consist of:
- financial liabilities due to credit and loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.
Liabilities denominated in foreign currencies are valued based on the following rates:
- on the date they arise – at the average rate set for the given currency by the NBP for that date, unless another rate was given in customs declarations or other binding documents,
- on the balance sheet date – at the highest sell rate for the currency quoted on that date in those banks in which the entities of the Capital Group realises its largest turnover related to foreign-denominated liabilities, but no higher than the average rate set for the given currency by the NBP,
- for the payment of liabilities – at the currency sell rate in the bank used for payment of liabilities,
- for the drawing of credit or loans – at the currency sell rate prevailing on the date these liabilities arise, in the bank from which the liabilities were drawn. On the balance sheet date – at the currency sell rate prevailing in the bank from which the credit was drawn, but no lower than the average rate established for the given currency by the NBP.

15.11.1 Contingent liabilities – off-balance sheet.

Recognised as contingent liabilities are potential future obligations to provide benefits, whose arising is dependent upon the existence of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities:
- guarantees and bills of exchange granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

15. 11.2 Provisions

Provisions are created for certain or probable future liabilities, whose value may be reliably estimated.
Provisions are created, among others, for the following liabilities:

- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future expenditure relating to mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings, against Capital Group entities,
- the granting of guarantees and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The value of provisions is estimated internally.
The provision for deferred income tax is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is created in an amount which is estimated by actuarial methods. The division of this provision into long and short term is carried out based on proportions as set by statistical methods by an actuary.
The provision for mine closure costs is set based on the principles of IAS 16.

15. 11.3 Accruals

Recognised as accruals, shown in the balance sheet under shareholders funds and liabilities are probable liabilities chargeable to the current financial period which arise from benefits obtained by the entities of the Capital Group from contracted parties and employees, if the value of the liability is known or may be reliably estimated, or which arises from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:
- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

15.11.4 Deferred income

Deferred income includes:
- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice, due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets obtained.

15.12 Revenues, costs, financial result

15.12.1 Revenues

Entities of the Capital Group recognise as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in shareholders' funds in a manner other than the granting of funds by its owners.

Also recognised as revenues are:
1. other operating income, connected indirectly with its economic activities:
- profit from the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,

- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and charges received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income
- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- profits from the disposal of investments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve capital,
- the release of provisions created previously for financial liabilities, and
- other financial income.

3. extraordinary profits, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

15.12.2 Costs

As costs are recognised the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in shareholders' funds or an increase in negative shareholders' funds in a manner other than the withdrawing of funds by shareholders or owners.

Also recognised as costs are:
1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as shareholders' funds,
- the amount of donated tangible assets and cash,
- the creation of provisions for future liabilities and anticipated costs with the exception of provisions for financial liabilities,
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilised production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs
- interest on financial liabilities and on other liabilities, including delay in payments,
- losses from the disposal of investments,
- write-offs revaluing investments,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Changes were made to accounting principles in the current financial period, aimed at adapting them to the changes in the Accounting Act dated 29 September 1994.
Data of the comparable financial periods were restated to the principles prevailing in the current period.

15.13 The consolidation procedures of the Capital Group.

15.13.1 Organisational procedures:

1. At each balance sheet date the dominant entity determines the composition and structure of the Capital Group based on reviewing all levels of the Group,
2. Related entities subject to consolidation are consolidated from the date on which control, co-ownership or a significant level of influence was assumed, to the date on which control, co-ownership or the significant level of influence was lost,
3. Consolidation does not include: subsidiaries, co-subsidiaries or associates valued by the equity method, in cases outlined by art. 57 and 58 of the Accounting Act dated 29 September 1994,
4. *Dominant entity ownership of lower level subsidiaries is determined by multiplying the percentage share of* the higher level entity by the percentage share in the lower level entity and its share in the subsidiary. The resulting level of ownership is then increased by the direct share of the dominant entity of the higher level in the subsidiary of the dominant entity of the lower level,
5. For the purpose of consolidation, the related entities apply uniform accounting principles in force in the dominant entity and the same form and scope of the unit financial statements being the basis for consolidation of the Capital Group. Data from entities applying different accounting principles are restated in accordance with principles of the dominant entity, for consolidation purposes,
6. The consolidated financial statement is prepared at the balance sheet date and for the financial period as set for the financial statements of the dominant entity,
7. The consolidated financial statement is expressed in Polish currency. Data from financial statements of the entities expressed in foreign currencies are converted into Polish currency based on valuation principles described under methodological procedures,
8. The subsidiaries undergoing full consolidation and the non-commercial law co-subsidiaries consolidated on a proportional basis, agree upon mutual transactions for the period and mutual settlements at the balance sheet date.

15.13.2 Methodological procedures.

1. Consolidation methods

Subordinated entities are consolidated in accordance with the following methods:

- data of the subsidiaries - full consolidation, where the consolidated financial statements are made by summing up respective items in the statements of these entities with the data from the statements of the dominant entity, regardless of the percentage share of the dominant entity in the ownership structure of the subsidiary entity, and of consolidation exclusions and adjustments,
- data of non-commercial law co-subsidiaries - proportional consolidation, where the items in the financial statements of the dominant entity are summed up with a part of the respective items in the financial statements of the co-subsidiaries proportionally to shares held by the entities of the Capital Group, and after consolidation exclusions,
- shares in associates, shares in subsidiaries of a different type of activity, and also shares in commercial law co-subsidiaries - by the equity method, where the shares expressed at purchase price are adjusted by the difference between the purchase price and the value of the stake in the equity of these entities. This difference is then recognised in the consolidated financial result and disclosed in a separate item of the consolidated balance sheet.

2. Consolidation adjustments

2.1. goodwill and negative goodwill

- the difference in the value of shares in subsidiaries represented by the purchase price over the fair value of the corresponding net assets as determined at the date control over these subsidiaries was assumed, being either goodwill or negative goodwill, is subject to write-off to the consolidated profit and loss account. Goodwill is written off based on the straight line method over five years, starting the month the control was assumed. In individually justifiable cases write-offs are done over 20 years time,
- the difference between the purchase price of the shares in the associates or commercial law co-subsidiaries, and the fair value of the corresponding part of the net assets, being goodwill or negative goodwill, is subject to write-off as described above.

2.2. Exclusions from consolidation

- adjustment of shares in entities valued by the equity method by the amount of equity increase or decrease in this entity by the investor, which took place in the period covered by the consolidation,
- conversion of the financial statements of related entities expressed in foreign currencies into Polish currency,
- exclusion of the turnover in the financial period between related entities undergoing full consolidation,
- adjustments of profits and losses unrealised in the Capital Group, accounted for in the consolidated assets and arising from sale of assets at prices other than their net book value,
- exclusion of mutual debtors and liabilities of all types,
- adjustments of dividends due or dividends paid by subordinated entities to the dominant entities at all levels of the Capital Group,
- exclusion from equity of the minority interest.

16. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EUR, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.4570	4.0091
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	4.3110	3.7026
3.	highest rate in the period (Tab.nr 124/A/NBP/2003, Tab. nr 124/A/NBP/2002)	4.4896	4.0091
4.	lowest rate in the period (Tab.nr 2/A/NBP/2003, Tab.nr 5/A/NBP/2002)	3.9773	3.5015

17. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EUR.

		as on the last day	in 000' EUR
1.	Basic balance sheet items		
		current period	comparable period
	Assets in total		
I	Fixed assets	1 307 702	1 505 823
II	Current assets	528 235	524 778
	Shareholders' funds and liabilities		
I	Shareholders' funds	730 429	793 698
II	Minority interest	4 173	4 568
III	Negative goodwill of subordinated entities	1 504	177
IV	Liabilities and provisions for liabilities	1 099 831	1 232 158

The EUR exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.4570 PLN/ EUR.
The EUR exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 4.0091 PLN/ EUR.

2. Basic profit and loss account items in 000' EUR

		current period	comparable period
I	Revenues from the sale of products, goods and materials	600 889	673 381
II	Cost of products, goods and materials sold	(484 002)	(549 472)
III	Gross profit (loss) from sales	116 887	123 909
VI	Profit (loss) from sales	41 028	33 679
IX	Operating profit (loss)	30 633	31 131
XIII	Profit (loss) before extraordinary items and taxation	39 030	11 024

XIV	Extraordinary items	(183)	349
XV	Goodwill of subordinated entities write-off	(27)	0
XVI	Negative goodwill of subordinated entities write-off	48	131
XVII	Profit (loss) before taxation	38 868	11 504
XXII	Net profit (loss)	22 936	(423)

For calculating the profit and loss account for the current period the EUR exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 4.3110 PLN/ EUR.
For calculating the profit and loss account for the comparable period the EUR exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 3.7026 PLN/ EUR.

3. Basic cash flows items in 000' EUR

		current period	comparable period
A	Net cash flow from operations	73 246	61 046
B	Net cash flow from investing activities	(29 158)	(72 493)
C	Net cash flow from financing activities	(12 795)	37 771
D	Total net cash flow (A+/-B+/-C)	31 293	26 324
E	Change in balance of cash and cash equivalents (*)	31 405	26 378
F	Cash and cash equivalents – beginning of the period	55 609	38 810
G	Cash and cash equivalents – end of the period (F+/-D)	80 428	58 405
(*)	Exchange rate differences		

For calculating the cash flow statement for the current period the following EUR exchange rates were applied:
- data in A,B,C,D,E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 4.3110 PLN/ EUR,
- data in F – as set by the NBP as at 31 December 2002, i.e 4.0202 PLN/ EUR
- data in G – as set by the NBP as at 30 June 2003, i.e. 4.4570 PLN/ EUR.

For calculating the data of the cash flow statement for the comparable period the following EUR exchange rates were applied:
- data in A,B,C,D,E – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.7026 PLN/ EUR,
- data in F – as set by the NBP as at 31 December 2001, i.e. 3.5219 PLN/ EUR,
- data in G – as set by the NBP as at 30 June 2002, i.e. 4.0091 PLN/ EUR.

18. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

Entities of the Capital Group applied accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').

Differences between the accounting principles applied by the Capital Group and those of IAS arise as a result of the matters described below:

18.1 Accounting for the effects of hyperinflation in prior years

In the financial statements the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in

KGHM Polska Miedź S.A. SA-PS 2003 in'000 PLN

later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

18.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

18.3 Specialised spare parts

In the financial statements of entities of the Capital Group spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

18.4 Consolidation methods

The consolidated financial statements include a subsidiary having a different type of activity - the mutual insurance society Towarzystwo Ubezpieczeń Wzajemnych Cuprum - which is valued by the equity method. Pursuant to IAS this type of entity should be fully consolidated

18.5 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this half year consolidated financial report.

CONSOLIDATED BALANCE SHEET	Note	H1/2003	2002	H1/2002
ASSETS				
I. Fixed Assets		5 828 430	5 820 618	6 036 994
1. Intangible fixed assets, of which:	1	327 072	346 170	578 031
- goodwill		1 862	2 020	2 152
2. Goodwill of subordinated entities	2	691		
3. Tangible fixed assets	3	4 589 509	4 628 649	4 617 676
4. Long term debtors	4, 9	4 612	4 606	3 886
4.1. From related entities				
4.2. From other entities		4 612	4 606	3 886
5. Long term investments	5	645 977	629 888	623 477
5.1. Real estate		5 068	5 067	5 068
5.2. Intangible fixed assets				
5.3. Long term financial assets		640 909	624 821	618 409
a) in related entities, of which:		33 585	39 504	38 890
- shares in subordinated entities valued by the equity method		27 874	39 497	38 883
- shares in subsidiaries and co-subsidiaries not subject to consolidation		5 704		
b) in other entities		607 324	585 317	579 519
5.4. Other long term investments				
6. Long term prepayments	6	260 569	211 305	213 924
6.1. Deferred income tax asset		255 508	205 185	203 079
6.2. Other prepayments		5 061	6 120	10 845
II. Current assets		2 354 343	2 074 223	2 103 890
1. Inventory	7	952 267	905 534	1 080 821
2. Short term debtors	8, 9	626 211	728 430	596 470
2.1. From related entities		2 334	1 696	5 628
2.2. From other entities		623 877	726 734	590 842
3. Short term investments	10	688 769	398 702	335 057
3.1 Short term financial assets		688 769	398 702	335 057
a) in related entities		751		
b) in other entities		329 335	175 407	100 805
c) cash and cash equivalents		358 683	223 295	234 252
3.2. Other short term investments				
4. Short term prepayments	11	87 096	41 557	91 542
Total assets		8 182 773	7 894 841	8 140 884

SHAREHOLDERS' FUNDS AND LIABILITIES				
I. Shareholders' Funds		3 255 524	3 074 791	3 182 015
1. Share capital	13	2 000 000	2 000 000	2 000 000
2. Called up share capital not paid (negative value)				
3. Own shares (negative value)	14			
4. Reserve capital	15	1 421 280	1 230 370	1 227 680
5. Revaluation reserve capital	16	940 110	862 115	759 869
6. Other reserve capital	17	2 597	648	648
7. Exchange rate differences arising from subordinated entities		22 408	21 706	20 120
a. positive exchange rate differences		22 408	21 706	20 120
b. negative exchange rate differences				
8. Retained profit (uncovered loss) from prior years		(1 229 750)	(825 314)	(824 737)
9. Net profit (loss)		98 879	(214 734)	(1 565)
10. Write-off of net profit in the financial year (negative value)	18			
II. Minority interest	19	18 597	16 360	18 312
III. Negative goodwill of subordinated entities	20	6 705	574	711

IV. Liabilities and provisions for liabilities		4 901 947	4 803 116	4 939 846
1. Provisions for liabilities	21	1 480 758	1 436 217	1 335 026
1.1. Provision for deferred income tax		282 478	202 541	122 291
1.2. Provision for retirement and related benefits		721 337	711 444	692 151
a) long term		668 243	657 887	641 195
b) short term		53 094	53 557	50 956
1.3. Other provisions		476 943	522 232	520 584
a) long term		412 019	412 859	397 535
b) short term		64 924	109 373	123 049
2. Long term liabilities	22	18 909	1 213 286	268 975
2.1. Toward related entities				
2.2. Toward other entities		18 909	1 213 286	268 975
3. Short term liabilities	23	3 207 284	2 003 161	3 129 408
3.1. Toward related entities		6 066	38 301	30 391
3.2. Toward other entities		3 122 349	1 905 038	3 024 723
3.3. Special funds		78 869	59 822	74 294
4. Accruals and deferred income	24	194 996	150 452	206 437
4.1. Negative goodwill				
4.2. Other accruals and deferred income		194 996	150 452	206 437
a) long term		2 628	2 601	2 508
b) short term		192 368	147 851	203 929
Total shareholders' funds and liabilities		8 182 773	7 894 841	8 140 884

Net assets		3 255 524	3 074 791	3 182 015
Shares outstanding		200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	25	16.28	15.37	15.91
Diluted shares outstanding				
Diluted net assets per share (in PLN)	25			

OFF-BALANCE SHEET ITEMS	Note	H1/2003	2002	H1/2002
1. Contingent debtors	26	84 611	86 690	68 605
1.1. From related entities (due to)				
- received guarantees				
1.2. From other entities (due to)		84 611	86 690	68 605
- received guarantees		14 830	17 172	336
- contested State budget issues		43 992	44 430	49 221
- bills of exchange debtors		25 609	24 848	18 690
- other		180	240	358
2. Contingent liabilities	26	27 505	20 640	19 496
2.1. Toward related entities (due to)		25 082	19 954	17 231
- granted guarantees		25 082	19 954	17 231
2.2. Toward other entities (due to)		2 423	686	2 265
- granted guarantees		2 423	686	2 265
3. Other (due to)		328 610	382 962	312 044
- bills of exchange		24 850	25 198	34 708
- contingent penalties				121
- perpetual usufruct of land		203 514	198 486	198 478
- fixed assets used on the basis of a rental, lease agreements etc.		2 255	1 275	996
- fixed assets used on the basis of a leasing agreement (not subject to depreciation)		3 746	3 746	3 810
- leased land		2	2	4
- liabilities due to implementation and R&D projects, and other unrealised agreements		59 607	52 817	14 287
- contested State budget liabilities		24 103	76 870	48 685
- other unresolved and disputed issues, etc.		10 533	24 568	10 955

CONSOLIDATED PROFIT AND LOSS ACCOUNT	Note	H1/2003	H1/2002
I. Net revenue from the sale of products, goods and materials, of which:		2 590 432	2 493 261
- from related entities		7 780	7 676
1. Net revenue from the sale of products	27	2 490 025	2 417 664
2. Net revenue from the sale of goods and materials	28	100 407	75 597
II. Cost of products, goods and materials sold, of which:		(2 086 532)	(2 034 476)
- from related entities		(7 067)	(7 299)
1. Cost of manufactured products sold	29	(2 006 611)	(1 975 525)
2. Cost of goods and materials sold		(79 921)	(58 951)
III. Gross profit (I-II)		503 900	458 785
IV. Selling costs	29	(52 431)	(45 578)
V. General administrative costs	29	(274 599)	(288 507)
VI. Profit from sales (III-IV-V)		176 870	124 700
VII. Other operating income		44 838	85 764
1. Profit from disposal of non-financial fixed assets		881	374
2. Subsidies		320	216
3. Other operating income	30	43 637	85 174
VIII. Other operating costs		(89 647)	(95 198)
1. Loss from disposal of non-financial fixed assets			
2. Revaluation of non-financial assets		(44 571)	(19 470)
3. Other operating costs	31	(45 076)	(75 728)
IX. Operating profit (loss) (VI+VII-VIII)		132 061	115 266
X. Financial income	32	315 620	167 934
1. Dividends and share in profit, of which:		46 634	
-from related entities			
2. Interest, of which:		16 896	31 804
- from related entities		12	271
3. Profit from the disposal of investments		80 243	3 195
4. Revaluation of investments		162 570	83 532
5. Other		9 277	49 403
XI. Financial costs	33	(279 423)	(241 367)
1. Interest, of which:		(49 689)	(85 063)
- for related entities		(8)	(231)
2. Loss from the disposal of investments			
3. Revaluation of investments		(147 546)	(51 625)
4. Other		(82 188)	(104 679)
XII. Profit (loss) on the sale of all or some shares in subordinated entities	34		(1 016)
XIII. Profit (loss) before extraordinary items and taxation (IX+X-XI+/-XII)		168 258	40 817
XIV. Result on extraordinary items (XIV.1.-XIV.2.)		(787)	1 292
1. Extraordinary gains	35	156	3 342
2. Extraordinary losses	36	(943)	(2 050)
XV. Write-off of goodwill of subordinated entities		(118)	0
XVI. Write-off of negative goodwill of subordinated entities		207	486
XVII. Profit (loss) before taxation (XIII+/-XIV-XV+XVI)		167 560	42 595
XVIII. Taxation	37	(68 686)	(44 937)
a) current taxation		(68 826)	(80 861)
b) deferred taxation		140	35 924
XIX. Other obligatory deductions from profit (loss increase)	38		
XX. Share in net profit (loss) of subordinated entities valued by the equity method		949	1 484
XXI. Minorities (profit) loss		(944)	(707)
XXII. Net profit (loss) (XVII-XVIII-XIX+/-XX +/-XXI)	39	98 879	(1 565)

Net profit (loss) (annualised)		(114 290)	(847 107)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	40	(0.57)	(4.24)
Weighted average diluted number of ordinary shares			
Diluted profit (loss) per ordinary share (in PLN)	40		

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	H1/2003	2002	H1/2002
I. Shareholders' funds - beginning of the period	3 074 791	3 124 853	3 124 853
a) changes of accounting policies		17 933	29 300
b) corrections due to error			
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 074 791	3 142 786	3 154 153
1. Share capital - beginning of the period	2 000 000	2 000 000	2 000 000
1.1. Changes in share capital			
a) increase, due to:			
- issuance of shares			
b) decrease, due to:			
- redemption of shares			
1.2. Share capital - end of the period	2 000 000	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period			
2.1. Changes in called up capital not paid			
a) increase (due to)			
b) decrease (due to)			
2.2. Called up capital not paid - end of the period			
3.Own shares - beginning of the period			
3.1. Changes in own shares			
a) increase, due to:			
b) decrease, due to:			
3.2. Own shares - end of the period			
4. Reserve capital - beginning of the period	1 230 370	1 425 055	1 425 055
4.1. Changes in reserve capital	190 910	(194 685)	(197 375)
a) increase, due to:	305 273	157 889	154 010
- issuance of shares over nominal value			
- from profit distribution (statutory)	1 009	96	109
- from profit distribution (over statutorily-required minimum value)	265 801	8 864	8 851
- transfer from revaluation reserve capital	1 400	4 420	2 388
- consolidation adjustments	21 878	122 086	122 061
- share in change of capital entities valued by equity method	4 027	2 603	2 603
- other	11 158	19 820	17 998
b) decrease, due to:	(114 363)	(352 574)	(351 385)
- coverage of losses	(69 474)	(206 777)	(206 442)
- share in results of entities valued by equity method	(1 652)	(1 112)	(1 112)
- consolidation adjustments	(43 237)	(17 363)	(17 006)
- write-off of goodwill from prior years		(125 348)	(125 348)
- other		(1 974)	(1 477)
4.2. Reserve capital - end of the period	1 421 280	1 230 370	1 227 680
5. Revaluation reserve capital - beginning of the period	862 115	736 046	736 046
5.1. Changes in revaluation reserve capital	77 995	126 069	23 823
a) increase, due to:	207 735	311 004	99 123
- settlement due to hedging instruments	8 916	16 055	31 053
- adjustment due to change of company status	(1 295)		
- valuation of hedging transactions, in the effective part	200 114	289 064	62 259
- other increases		5 885	5 811
b) decrease, due to:	(129 740)	(184 935)	(75 300)
- disposal of fixed assets	(1 528)	(4 511)	(2 940)
- valuation of hedging instruments, in the effective part	(9 060)	(29 207)	(59 550)
- settlement due to hedging instruments	(89 313)	(101 610)	
- excess of deferred income tax asset over deferred income tax provision	(29 824)	(49 548)	(12 808)
- other decreases	(15)	(59)	(2)

5.2. Revaluation reserve capital - end of the period	940 110	862 115	759 869
6. Other reserve capital - beginning of the period	648	510	510
6.1. Changes in other reserve capital	1 949	138	138
a) increase, due to:	1 949	138	138
- capital creation from net profit (decision General Shareholders Meeting)	89	138	138
- adjustment due to change of company status	1 860		
b) decrease, due to:			
6.2. Other reserve capital - end of the period	2 597	648	648
7. Exchange rate differences arising from subordinated entities	22 408	21 706	20 120
8. Retained profit (uncovered loss) from prior years - beginning of the period	(1 040 048)	(1 054 513)	(1 054 513)
8.1. Retained profit from prior years - beginning of the period	273 091	57 425	57 425
a) changes to accounting methodology (policies)		17 933	118 332
b) corrections due to error			
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	273 091	75 358	175 757
a) increase, due to:	11 600	1 596	1 528
-distribution of profit from prior years			
- adjustment due to change of company status	633		
- consolidation adjustments	10 967	1 596	1 528
b) decrease, due to:	(274 743)	(76 227)	(76 230)
- coverage of loss	(7 745)	(14 837)	(14 837)
- transfer to reserve capital	(266 809)	(8 960)	(8 960)
- transfer to other reserve capital	(89)	(138)	(138)
- bonuses and premiums for employees payment	(100)		
- consolidation adjustments (including due to permanent dimunition in value of shares)		(46 484)	(46 487)
- other decreases		(5 808)	(5 808)
8.3. Retained profit from prior years - end of the period	9 948	727	101 055
8.4. Uncovered loss from prior years - beginning of the period	1 313 139	1 111 938	1 111 938
a) changes to accounting methodology (policies)			89 032
b) corrections due to error			
8.5. Uncovered loss from prior years - beginning of the period, after adjustment with comparative data	1 313 139	1 111 938	1 200 970
a) increase, due to:	3 601	2 300	117 977
- transfer of losses from prior years to be covered			
- changes to accounting methodology (policies)			117 977
- consolidation adjustments	3 601	2 300	
b) decrease, due to:	(77 042)	(288 197)	(393 155)
- coverage of loss from profit distribution	(7 745)	(14 837)	(14 837)
- coverage of loss from reserve capital and other reserve capital	(69 474)	(206 777)	(206 442)
- consolidation adjustments	177	(43 850)	(161 826)
- valuation of embedded instruments		(8 608)	
- other decreases		(14 125)	(10 050)
8.6. Uncovered loss from prior years - end of the period	1 239 698	826 041	925 792
8.7. Retained profit (uncovered loss) from prior years - end of the period	(1 229 750)	(825 314)	(824 737)
9. Net result	98 879	(214 734)	(1 565)
a) net profit	98 879		
b) net loss		(214 734)	(1 565)
c) write-off from profit			
II. Shareholders' funds - end of the period	3 255 524	3 074 791	3 182 015
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of loss)	3 255 524	3 074 791	3 182 015

CONSOLIDATED STATEMENT OF CASH FLOWS	H1/2003	H1/2002
A. NET CASH FLOW FROM OPERATIONS - indirect method		
I. Net profit (loss)	98 879	(1 565)
II. Total adjustments	216 886	227 595
1. Minorities profit (loss)	944	707
2. Share in (profit) loss of subordinated entities valued by the equity method	(949)	(1 484)
3. Depreciation, of which:	249 176	255 833
- write-off of goodwill or negative goodwill of subordinated entities	(89)	(486)
4. (Profit) loss on exchange rate differences	17 813	38 831
5. Interest and share in profits (dividends)	(1 118)	67 644
6. (Profit) loss on investing activities	(78 499)	2 670
7. Change in provisions	14 717	160 454
8. Change in inventories	(46 733)	(81 985)
9. Change in debtors	100 297	(14 620)
10. Change in short term liabilities, excluding bank and other loans	47 492	(41 709)
11. Change in prepayments and accruals	(50 194)	37 402
12. Other adjustments	(36 060)	(196 148)
III. Net cash flow from operations (I+/-II)	315 765	226 030
B. Cash flow from investing activities		
I. Inflow	116 855	781 157
1. The sale of intangible fixed assets and tangible fixed assets	2 555	2 402
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	113 834	778 140
a) in related entities	11	7 656
- the sale of financial assets	1	7 553
- dividends and share in profit		
- repayment of long term loans granted		
- interest	10	3
- other inflow from financial assets		100
b) in other entities	113 823	770 484
- the sale of financial assets	39 466	765 279
- dividends and share in profit	46 509	
- repayment of long term loans granted		
- interest	3 848	5 168
- other inflow from financial assets	24 000	37
4. Other investment inflow	466	615
II. Outflow	(242 557)	(1 049 571)
1. The purchase of intangible fixed assets and tangible fixed assets	(133 169)	(317 098)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(106 390)	(729 143)
a) in related entities	(12 554)	(1)
- the purchase of financial assets	(11 904)	(1)
- long term loans granted		
- other outflow from financial assets	(650)	
b) in other entities	(93 836)	(729 142)
- the purchase of financial assets	(62 836)	(729 082)
- long term loans granted		
- other outflow from financial assets	(31 000)	(60)
4. Dividends and other share in profit paid to minorities	(215)	
5. Other investment outflow	(2 783)	(3 330)
III. Net cash flow from investing activities (I-II)	(125 702)	(268 414)

C. Cash flow from financing activities		
I. Inflow	16 809	1 302 312
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital	199	497
2. Bank and other loans	16 610	1 301 815
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(71 967)	(1 162 462)
1. The purchase of own shares		
2. Dividends and other shareholder-related payments		
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(18 409)	(1 090 942)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(731)	
8. Interest	(52 827)	(71 489)
9. Other financial outflow		(31)
III. Net cash flow from financing activities (I-II)	(55 158)	139 850
D. Total net cash flow(A.III+/-B.III+/-C.III)	134 905	97 466
E. Change in balance sheet total of cash and cash equivalents, of which:	135 388	97 669
- change in cash and cash equivalents due to exchange rate differences	483	203
F. Cash and cash equivalents - beginning of the period	223 561	136 685
G. Cash and cash equivalents - end of the period (F+/-D), of which:	358 466	234 151
- including those having limited rights of disposal	29 070	27 426

ADDITIONAL INFORMATIONS AND EXPLANATIONS

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE CONSOLIDATED BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	H1/2003	2002	H1/2002
a. Research and development costs	4 589	5 468	2 296
b. Purchased goodwill	1 862	2 020	2 152
c. Purchased concessions, patents, licenses and similar items, of which:	320 376	338 404	573 428
- computer software	24 778	25 028	25 431
d. Other intangible fixed assets	104	137	155
e. Prepayments for intangible fixed assets	141	141	
Total intangible fixed assets	327 072	346 170	578 031

Note 1B.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (by type)	a	b	c		d	e	
	research and development costs	purchased goodwill	purchased concessions, patents, licenses and similar items, of which:	- computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
a. Gross book value at the beginning of the period	9 804	3 398	936 329	52 058	186	141	949 858
b. Additions, due to:	35	159	3 627	3 619	15		3 836
- transfer from tangible fixed assets under construction	35		3 063	3 041			3 098
- purchase			119	108	11		130
- reclassification by group types							
- aquisition of entities		159	449	449			608
- other			(4)	21	4		
c. Disposals, due to:	(63)		(946)	(485)	(28)		(1 037)
- sale							
- liquidation or write-off	(63)		(688)	(265)			(751)
- disposal			(5)	(5)			(5)
- reclassification by group types							
- other			(253)	(215)	(28)		(281)
d. Gross book value at the end of the period	9 776	3 557	939 010	55 192	173	141	952 657
e. Accumulated depreciation at the beginning of the period	4 336	1 378	210 875	26 948	48		216 637
f. Depreciation for the period, due to:	851	317	20 710	3 466	21		21 899
- current depreciation	914	304	21 416	3 559	18		22 652
- liquidation or write-off	(63)		(688)	(265)			(751)
- disposal			(5)	(5)			(5)
- reclassification by group types							
- other		13	(13)	177	3		3
g. Accumulated depreciation at the end of the period	5 187	1 695	231 585	30 414	69		238 536
h. Write-offs due to permanent diminution in value at the beginning of the period			387 049				387 049
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period			387 049				387 049
j. Net book value of intangible fixed assets at the end of the period	4 589	1 862	320 376	24 778	104	141	327 072

Note 1C.

INTANGIBLE FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2003	2002	H1/2002
a. Own intangible fixed assets	327 046	346 142	578 000
b. Intangible fixed assets used on the basis of a rental, lease, or similar agreements, including leasing agreement, of which:	26	28	31
- purchased concessions, patents, licenses and similar items	2	3	4
- other property rights	24	25	27
Total intangible fixed assets	327 072	346 170	578 031

Note 2A.

GOODWILL OF SUBORDINATED ENTITIES	H1/2003	2002	H1/2002
a) goodwill - subsidiaries	691		
b) goodwill - co-subsidiaries			
c) goodwill - associates			
Total goodwill of subordinated entities	691		

Note 2B.

CHANGE IN GOODWILL - subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period	128 164	128 164	128 164
b) increases, due to:	1 184		
- purchase of entity			
- change in number of shares	1 184		
c) decreases, of which:			
d) gross book value at the end of the period	129 348	128 164	128 164
e) write-off of goodwill at the beginning of the period	128 164	128 164	128 164
f) write-off of goodwill for the period, due to:	493		
- current write-off	118		
- other	375		
g) write-off of goodwill at the end of the period	128 657	128 164	128 164
h) net book value at the end of the period	691		

Note 2C.

CHANGE IN GOODWILL - co-subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of goodwill at the beginning of the period			
f) write-off of goodwill for the period			
g) write-off of goodwill at the end of the period			
h) net book value at the end of the period			

Note 2D.

CHANGE IN GOODWILL - associates	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period	7	7	7
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period	7	7	7
e) write-off of goodwill at the beginning of the period	7	7	7
f) write-off of goodwill for the period, due to:			
g) write-off of goodwill at the end of the period	7	7	7
h) net book value at the end of the period			

GOODWILL OF SUBORDINATED ENTITIES, BY ENTITY					
Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Subsidiaries	X	X	X	129 348	128 657
DKE-Oława Sp. z o.o.	17.11.1997	385	385	0	0
Telefonia Dialog S.A.	24.11.2000	165 502	45 174	120 328	120 330
- change of entity status				2	
WFP Hefra S.A.	7.06.2000	11 647	6 536	5 111	
- % change of stake				1 088	6 199
DFM Zanam Sp.z o.o.	11.04.2001	11 353	10 442	911	911
FNS Lefana Sp. z o.o.	26.01.2001	5 446	4 961	485	
- adjustment due to % change of stake				(20)	465
Kwarce S.A.	28.03.1997	8 380	7 992	388	
- adjustment due to purchases				(129)	259
PHU Lubinpex Sp. z o.o.	31.05.2001	4 686	3 502	1 184	493

Controlled entities	Date of share purchase	Purchase price	Market value of net assets as of date of purchase	Goodwill arising on consolidation	Value of write-offs
Associates	X	X	X	7	7
Naturopak Sp. z o.o.	08.07.1996	8	1	7	7

Note 3A.

TANGIBLE FIXED ASSETS	H1/2003	2002	H1/2002
a. Fixed assets, of which:	4 175 646	4 235 166	4 113 075
- land (including perpetual usufruct of land)	22 127	19 710	20 034
- buildings, premises and land and water engineering infrastructure	2 520 058	2 497 740	2 458 213
- plant and machinery	1 540 862	1 626 413	1 542 033
- vehicles	61 909	58 435	63 453
- other tangible fixed assets	30 690	32 868	29 342
b. Fixed assets under construction	411 715	392 985	503 920
c. Prepayments for fixed assets under construction	2 148	498	681
Total tangible fixed assets	4 589 509	4 628 649	4 617 676

Note 3B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)

	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	22 623	4 933 228	4 257 678	211 429	141 253	9 566 211
b. Additions, due to:	2 963	97 191	68 551	16 459	4 616	189 780
- purchase	166	2 185	1 984	496	1 966	6 797
- transfer from tangible fixed assets under construction	202	61 874	55 515	12 414	4 164	134 169
- used based on rental, lease agreements			1 720			1 720
- reclassification by group types		797	6			803
- balance as at date of purchase of subsidiaries	2 595	30 820	6 987	2 598	2 225	45 225
- other		1 515	2 339	951	(3 739)	1 066
c. Disposals, due to:	(259)	(19 966)	(41 948)	(5 165)	(23 245)	(90 583)
- liquidation		(16 027)	(27 112)	(1 251)	(1 593)	(45 983)
- sales	(167)	(3 090)	(6 211)	(3 469)	(62)	(12 999)
- reclassification as current assets			(7 794)	(351)	(21 581)	(29 726)
- reclassification by group types		(6)	(797)			(803)
- donations and items freely granted			(31)	(94)		(125)
- consolidation adjustments	(32)	(637)	31		(2)	(640)
- other	(60)	(206)	(34)		(7)	(307)
d. Gross book value at the end of the period	25 327	5 010 453	4 284 281	222 723	122 624	9 665 408
e. Accumulated depreciation at the beginning of the period	2 725	2 432 703	2 630 564	152 393	108 384	5 326 769
f. Depreciation for the period, due to:	287	54 887	112 146	8 003	(16 451)	158 872
- current depreciation	270	64 798	146 253	10 338	4 963	226 622
- balance as at date of purchase of subsidiaries	153	6 407	3 875	1 765	1 681	13 881
- reclassification by group types		782	(782)			
- liquidation		(15 535)	(25 515)	(961)	(1 546)	(43 557)
- sale	(136)	(1 576)	(3 895)	(2 930)	(53)	(8 590)
- reclassification as current assets			(7 794)	(351)	(21 581)	(29 726)
- other		11	4	142	85	242
g. Accumulated depreciation at the end of the period	3 012	2 487 590	2 742 710	160 396	91 933	5 485 641
h. Write-offs due to permanent diminution in value at the beginning of the period	188	2 785	701	601	1	4 276
- additions		20	84			104
- disposals			(76)	(183)		(259)
i. Write-offs due to permanent diminution in value at the end of the period	188	2 805	709	418	1	4 121
i. Net book value at the end of the period	22 127	2 520 058	1 540 862	61 909	30 690	4 175 646

Note 3C.

FIXED ASSETS BY CLASS OF OWNERSHIP	H1/2003	2002	H1/2002
a. Own fixed assets	4 159 611	4 228 920	4 112 658
b. Fixed assets used on the basis of a rental, lease, or similar agreements, including leasing agreement, of which:	16 035	6 246	417
- lands	208	6 178	341
- rights to perpetual usufruct of land	8 793	68	76
Total tangible fixed assets	4 175 646	4 235 166	4 113 075

Note 3D.

OFF-BALANCE SHEET FIXED ASSETS	H1/2003	2002	H1/2002
Fixed assets used on the basis of a rental, lease, or similar agreements, including leasing agreement, of which:	209 516	202 118	203 288
- value of perpetual usufruct of land	203 514	197 095	198 478
- value of leased land	2	2	4
- tangible fixed assets used on the basis of rental, lease agreements	2 254	1 275	996
- tangible fixed assets used on the basis of leasing agreements (not subject to depreciation)	3 746	3 746	3 810
Total off-balance sheet fixed assets	209 516	202 118	203 288

Value of land used in perpetual usufruct by related entities, of which:	204 771
-subsidiaries fully consolidated and the dominant entity	203 514
-entities valued by the equity method	1 257
-subsidiaries and associates excluded from consolidation	
Value of tangible fixed assets (with lands) used on the basis of rental, lease, or similar agreement by related entities, of which:	4 056
-subsidiaries fully consolidated and the dominant entity	2 256
-entities valued by the equity method	
-subsidiaries and associates excluded from consolidation	1 800
Value of tangible fixed assets used on the basis of leasing agreements (not subject to depreciation) by related entities, of which:	3 789
-subsidiaries fully consolidated and the dominant entity	3 746
-entities valued by the equity method	43
-subsidiaries and associates excluded from consolidation	

Note 4A.

LONG TERM DEBTORS	H1/2003	2002	H1/2002
a) debtors from related entities, of which:			
- from subsidiaries, due to:			
- from co-subsidiaries, due to:			
- from associates, due to:			
- from significant investor, due to:			
- from dominant entity, due to:			
b) from other entities, of which:	4 612	4 606	3 886
- other debtors	4 612	4 606	3 886
Net long term debtors	4 612	4 606	3 886
c) Allowance for debtors		852	384
Gross long term debtors	4 612	5 458	4 270

Note 4B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	5 458	4 274	4 274
- court debtors in bankruptcy, concilatory and other proceedings, and long term pledges	5 458	4 274	4 274
b) increase, due to:	9	2 176	27
- court rulings		622	12
- exchange of bonds for debtors		1 540	
- other increases	9	14	15
c) decrease, due to:	(855)	(992)	(31)
- reclassification as short term debtors	(855)	(846)	(26)
- other decreases		(146)	(5)
d) end of the period	4 612	5 458	4 270
- court debtors in bankruptcy, concilatory and other proceedings, and long term pledges	4 612	3 918	4 255

Note 4C.

CHANGE IN ALLOWANCE FOR LONG TERM DEBTORS	H1/2003	2002	H1/2002
Beginning of the period	852	376	376
a) increase, due to		623	12
- creation of allowance for debtors		623	12
b) decrease, due to:	(852)	(147)	(4)
- cancellation of debtors		(144)	(4)
- reclassification of allowance for debtors	(852)		
- repayment of debtors		(3)	
Allowance for long term debtors at the end of the period		852	384

Note 4D.

LONG TERM DEBTORS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	4 387	5 242	4 054
b) in foreign currency	225	216	216
b1.unit / currency '000 / GBP	35	35	35
'000PLN	225	216	216
other currencies in '000PLN			
Total long term debtors	4 612	5 458	4 270

Note 5A.

CHANGE IN REAL ESTATE (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period			
b) increase, due to:	5 068	5 067	5 068
- transfer from tangible fixed assets under construction	5 068	5 067	5 068
c) decrease, due to:			
d) end of the period	5 068	5 067	5 068
- land with acquired rights to perpetual usufruct of land and first payment excess over annual payment	4 221	4 221	4 221
- buildings, premises and land and water engineering infrastructure with housing co-operative rights to a flat or other premises	847	846	847

Note 5B.

CHANGE IN INTANGIBLE FIXED ASSETS (by type)	H1/2003	2002	H1/2002
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 5C.

LONG TERM FINANCIAL ASSETS	H1/2003	2002	H1/2002
a) in subsidiaries and co-subsidiaries not subject to consolidation	5 704		
- shares	5 704		
- *debt securities*			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)			
b) in subsidiaries, co-subsidiaries and associates valued by the equity method	27 881	39 504	38 890
- shares	27 874	39 497	38 883
- debt securities			
- other securities (by type)			
- loans granted			
- other long term financial assets (by type)	7	7	7
- *payment to share fund in TUW Cuprum*	7	7	7
c) in other entities	607 324	585 317	579 519
- shares	454 582	454 582	450 614
- debt securities	2 972	2 987	3 047
- other securities (by type)	51 720	29 698	27 808
- participation unit	51 687	29 668	27 787
- other securities	33	30	21
- loans granted	98 050	98 050	98 050
- other long term financial assets (by type)			
Total long term financial assets	640 909	624 821	618 409

Note 5D.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	624 821	619 800	619 800
- shares	494 079	492 904	492 904
- debt securities	2 987	3 070	3 070
- other securities	29 698	25 769	25 769
- long term loans	98 050	98 050	98 050
- other long term financial assets	7	7	7
b) increase, due to:	35 109	33 854	12 613
- *consolidation adjustments of shares of related entities*		4 093	2 060
- purchase of shares	5 000	1 780	7 000
- purchase of securities	27 761	11 396	2 218
- revaluation of shares		4 604	
- revaluation of securities		76	342
- change in status of entity	754	856	856
- share in net profit of subordinated entities valued by the equity method	1 573	2 414	
- other increases of long term financial assets	21	8 635	137
c) decrease, due to:	(19 021)	(28 833)	(14 004)
- consolidation adjustments of shares of related entities	(8 516)	(9 800)	(8 224)
- revaluation of shares to market value		(1 500)	
- sale of shares		(9 838)	(5 234)
- sale of securities		(3 047)	
- revaluation of other securities	(335)	(981)	(25)
- change in status of entity	(4 653)		
- reclassification as short term securities		(3 560)	(479)
- other decreases of long term financial assets	(5 517)	(107)	(42)
d) end of the period	640 909	624 821	618 409
- shares	488 160	494 079	489 497
- debt securities	2 972	2 987	3 047
- other securities	51 720	29 698	27 808
- long term loans	98 050	98 050	98 050
- other long term financial assets	7	7	7

EXEMPTION NUMBER: 82-463

Note 5E

SHARES IN SUBORDINATED ENTITIES

	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1	CBPM Cuprum Sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2	KGHM Polish Copper Ltd.*	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	118 235	14 493	103 742	100.00	100.00	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	54 279	26 816	27 463	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	159 374	74 657	84 717	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	47 145		47 145	100.00	100.00	
7	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	100.00	100.00	
8	KGHM Kupferhandelsges mbH.*	Vienna	Copper trade	subsidiary	full	13.11.1996	925	29	896	100.00	100.00	
9	Pol-Miedź Trans Sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
10	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 735		875 735	100.00	100.00	
11	KGHM Congo sprl*	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
12	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	98.96	98.96	
13	Zagłębie Lubin Sportowa Spółka Akcyjna	Lubin	Participation and organisation of professional sporting events	subsidiary	not subject to consolidation by fully method	25.03.2003	5 000		5 000	66.68	66.68	
14	Interferie Sp. z o.o.	Lubin	Tourism, sanatorium and hotel management	indirectly subsidiary	full	15.06.1992	20 374		20 374	100.00	100.00	
15	Zakład Wyrobów Gumowych Sp. z o.o.	Iwiny	Rubber and plastics production	indirectly subsidiary	full	29.01.1996	5 304	347	4 957	100.00	100.00	
16	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	Lubin	Mine development and tunnelling operations	indirectly subsidiary	full	01.01.1993	21 701		21 701	100.00	100.00	
17	DFM Zanam - Legmet Sp. z o.o.	Polkowice	Construction and repairs of machines	indirectly subsidiary	full	11.04.2001	27 972	13 887	14 085	100.00	100.00	
18	Inova Sp. z o.o.	Lubin	Equipment testing and control and research and development	indirectly subsidiary	full	01.01.1993	3 090	800	2 290	100.00	100.00	
19	Kwarce S.A.	Mikołajowice	Extraction, processing and enrichment of quartz	indirectly subsidiary	full	28.03.1997	14 675	5 923	8 752	100.00	100.00	
20	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	Oława	Collection, processing, utilisation and storage of municipal and industrial wastes	indirectly subsidiary	full	17.11.1997	385		385	50.33	50.33	
21	Warszawska Fabryka Platerów HEFRA S.A.	Warszawa	Production and sale of non-wooden, silver plated and silver table settings, made from artificial and ceramic materials; finished and semi-finished products and services	indirectly subsidiary	full	07.06.2000	32 523	11 823	20 700	96.61	96.61	
22	PEW Aquakonrad S.A. in liquidation	Iwiny	Production of mineral water and non-alcoholic beverages; trade in mineral water and related products	subsidiary	full	01.10.1996	19		19	90.40	84.11	
23	Walcownia Metali Nieżelaznych Sp. z o.o.	Gliwice	Tin sheet production	indirectly subsidiary	full	23.03.1998	22 264	6 216	16 048	73.91	73.91	
24	Polskie Centrum Promocji Miedzi S.A.	Wrocław	Copper promotion	indirectly subsidiary	full	26.04.1995	71		71	70.83	70.83	
25	PHP Mercus Sp. z o.o.	Polkowice	Trade and production of electrical cables	indirectly subsidiary	full	17.09.1991	14 653		14 653	100.00	100.00	
26	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	Lubin	Retail trade in food products and food-related services	indirectly subsidiary	full	06.06.2001	3 502		3 502	80.00	80.00	
27	Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	Lubin	Servicing of fiscal and computer equipment, repairs and servicing under guarantee and post-guarantee, IT services, installation of computer networks, retail trade in fiscal and computer equipment.	indirectly subsidiary	not subject to consolidation by fully method	01.06.2000	202		202	100.00	100.00	
28	Przedsiębiorstwo Handlowo-Usługowe "Mercus Bis" Sp. z o.o.	Dąbrowa Górnicza	Wholesale sales of goods from porcelain, ceramics and glass and of construction materials, and retail sales of furniture, lighting equipment, and of household goods.	indirectly subsidiary	not subject to consolidation by fully method	24.08.2000	502		502	50.00	50.00	
29	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	Lubin	Property and life insurance	subsidiary	equity method	11.06.1994	9 763		9 763	96.20	96.20	
30	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale of mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
31	Agrea - Lubin S.A.	Lubin	Growing of vegetables, garden plants and nursery gardening	indirectly associated	equity method	28.11.2001	7 000	1 429	5 571	49.30	49.30	
32	Naturopak Sp. z o.o.	Wilków	Production of paper related goods and packages and production of machines for the paper industry	indirectly associated	equity method	08.07.1996	340	340		27.50	27.50	
33	Walcownia Metali Łabędy S.A.	Gliwice	Production of non-ferrous metals, goods made of non-ferrous metals and other services	indirectly associated	equity method	15.01.1997	7 589	7 589		34.11	34.11	
34	Energomedia "Łabędy" Sp. z o.o.	Gliwice	Supply of mediums (gas, power, water)	indirectly associated	equity method	24.09.1999	6 300	3 396	2 904	34.11	34.11	
35	Walcownia Blach Sp. z o.o. in bankruptcy	Gliwice	Production and processing of non-ferrous and precious metals	indirectly associated	not subject to valuation by equity method	27.12.1997				34.11	34.11	

Related to column g:

when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

Note 5F.

SHARES IN SUBORDINATED ENTITIES - continuation

Item	a	m							n			o			p	r	s	t
	Name of entity (with indication of legal form)	Shareholders' Funds, of which:	Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds, of which:	Profit (loss) from prior years	Net Profit (loss)	Liabilities and provision for liabilities, of which:	long term liabilities	short term liabilities	Debtors, of which:	long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBPM Cuprum Sp. z o.o.	5 770	3 506		2 085	179		(140)	2 267		2 267	3 061		3 061	8 037	6 673		
2	KGHM Polish Copper Ltd.*	22 986	7 567		7 520	7 899		788	3 800		3 800	5 218	225	4 993	26 786	294 899		
3	Dolnośląska Spólka Inwestycyjna S.A.	112 529	156 864			(44 335)	(46 343)	2 008	1 427	230	1 197	5 988	5 163	825	113 955	380		
4	Miedziowe Centrum Zdrowia S.A.	30 013	43 162			(13 149)	(9 867)	(3 282)	10 976	3 711	7 265	4 317	909	3 408	40 989	17 453		
5	KGHM Metale S.A.	108 322	159 374		579	(51 631)	(53 236)	1 605	3 751	200	3 551	2 880	1 540	1 340	112 073	2 584		
6	Energetyka Sp. z o.o.	113 339	63 265		47 542	2 532		2 532	17 916	5 685	12 231	7 435		7 435	131 255	37 783		
7	Centrum Badań Jakości Sp. z o.o.	8 755	2 918		5 288	549		549	9 687	3 371	6 316	3 852		3 852	18 442	15 364		700
8	KGHM Kupferhandelsges mbH.*	2 448	925			1 523		714	49 157	3 749	45 408	47 816		47 816	51 604	85 470		
9	Pol-Miedź Trans Sp. z o.o.	143 070	137 423		1 545	4 102		4 102	54 021	11 427	42 594	21 914		21 914	197 091	185 417		
10	Telefonia Dialog S.A.	(287 626)	850 000	(35 000)		(1 102 626)	(1 015 521)	(87 105)	1 980 736		1 980 736	34 964		34 964	1 693 110	191 386		
11	KGHM Congo sprl*	(25 499)	58 590			(84 089)	(93 683)	(3 102)	31 669		31 669	274		274	6 170	171		
12	KGHM Metraco Sp. z o.o.	23 249	2 545		17 090	3 614		3 609	27 661	30	27 631	34 150		34 150	50 910	238 571		
13	Zagłębie Lubin Sportowa Spólka Akcyjna	(2 997)	3 193			(6 190)	(2 228)	(3 962)	5 743	1 541	4 202	169		169	2 746	4 133		
14	Interferie Sp. z o.o.	50 760	38 000		11 253	1 507		0	8 643	3 146	5 497	3 277		3 277	59 402	12 533		
15	Zakład Wyrobów Gumowych Sp. z o.o.	6 491	4 999		1 364	128		128	2 794	640	2 154	1 063		1 063	9 286	4 435		
16	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	26 961	15 115		8 297	3 549		2 716	66 711	16 472	50 239	33 803		33 803	93 672	94 750		3 084
17	DFM Zanam - Legmet Sp. z o.o.	15 635	12 035		6 738	(3 138)	(6 074)	(776)	47 911	8 397	39 514	19 511		19 511	63 547	55 133		400
18	Inova Sp. z o.o.	3 764	1 500		2 076	188		(269)	7 916	311	7 605	2 760		2 760	11 681	7 463		
19	Kwarce S.A.	8 164	8 764			(600)	(31)	(569)	9 161	2 114	7 047	1 317	11	1 306	17 325	2 336		
20	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	4 853	765		5 514	(1 426)		(1 426)	547	20	527	468		468	5 400	257		218
21	Warszawska Fabryka Platerów HEFRA S.A.	8 809	23 630		42	(14 863)	(11 828)	(3 160)	7 304	3 168	4 136	1 710		1 710	16 113	3 405		
22	PEW Aquakonrad S.A. in liquidation	36	87 553			(87 517)	(86 854)	(663)	4 384		4 384	1 093	200	893	4 420	444		
23	Walcownia Metali Nieżelaznych Sp. z o.o.	38 075	36 914		194	967		967	5 136	366	4 770	8 341		8 341	43 211	27 761		
24	Polskie Centrum Promocji Miedzi S.A.	237	100		129	8		8	461		461	667		667	698	1 391		
25	PHP Mercus Sp. z o.o.	25 244	5 158		17 819	2 267	822	227	56 685	49	56 636	26 826		26 826	81 930	25 094		547
26	Przedsiębiorstwo Handlowo-Usługowe "Lubinpex" Sp. z o.o.	6 806	2 500		2 128	2 178	252	66	4 160	163	3 997	2 772		2 772	10 966	2 409		
27	Przedsiębiorstwo Usługowe "Mercus Sewis" Sp. z o.o.	213	200		7	6		6	267		267	243		243	480	1 139		
28	Przedsiębiorstwo Handlowo-Usługowe "Mercus Bis" Sp. z o.o.	162	1 000		200	(1 038)	(992)	(46)	870		870	768		768	1 032	1 369		
29	Towarzystwo Ubezpieczeń Wzajemnych Cuprum	21 345	10 200		10 392	753		728	23 161	2 395	20 766	8 314	1 709	6 605	44 891	15 435		
30	Fosroc-Ksante Sp. z o.o.	6 284	4 500		598	1 186		958	1 590	303	1 287	1 473		1 473	7 874	6 668		434
31	Agrea - Lubin S.A.	14 159	3 550		10 594	15	(260)	(489)	2 638	95	2 543	2 915		2 915	13 702	5 907		
32	Naturopak Sp. z o.o.	1 213	1 213				(1 210)	53	110		110	89		89	165	58		
33	Walcownia Metali Łabędy S.A.	16 704	23 768			(7 064)	(7 320)	256	4 507	709	3 798	5 028	308	4 720	21 211	26 237		
34	Energomedia "Łabędy" Sp. z o.o.	3 021	6 291			(3 270)	(3 116)	(154)	541		541	81		81	3 562	342		
35	Walcownia Blach Sp. z o.o. in bankruptcy	(2 062)	2 098			(4 160)	(4 174)	15	2 062		2 062							

* historic valuation of the share capital

EXEMPTION NUMBER: 82-4639

Note 5G.

SHARES IN OTHER ENTITIES										
	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Shareholders' Funds, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	mobile telephony, telecommunication services	437 250	3 059 876	2 050 000	19.61	19.61		46 509
2	*PTE EPOKA S.A. in liquidation*	Warsaw	*(Entity in liquidation)*		24 352	20 676	5.82	5.82		
3	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	Reinsurance	12 500	111 301	105 180	11.88	11.88		125
4	Telewizja Familijna S.A.*	Warsaw	Radio and television activities			1 840	11.96	9.61		
5	Zakład Usług Wielobranżowych Sp. z o.o.	Lubin	Production, maintenance, services of machines	855	4 789	7 003	19.00	19.00		
6	Dol-Eko Organizacja Odzysku S.A.	Wroclaw	recycling	468	2 262	2 396	19.53	19.53		
7	Other -share less then 5%**	X		3 509						
	Total			454 582						

* lack of current data on shareholders' funds
** value of shareholders' funds insignificant respecting Capital Group

Note 5H.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2003	2002	H1/2002
a) In Polish currency	491 139	497 074	492 551
b) In foreign currency	51 720	29 697	27 808
b1.unit / currency '000 / USD	13 408	7 878	7 013
'000PLN	51 688	29 668	27 787
b2.unit / currency '000 / EUR	7	7	5
'000PLN	32	29	21
other currencies in '000PLN			
Total long term securities, interests and other long term financial assets	542 859	526 771	520 359

Note 5I.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2003	2002	H1/2002
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	2 972	2 987	3 047
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)	2 972	2 987	3 047
- value adjustments (for the period)	(15)	(17)	(23)
- value at the beginning period	2 987	3 070	3 070
- value at purchase price	2 970	2 970	2 982
c. Other by type (Balance Sheet value)			
c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)			
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)			

EXEMPTION NUMBER: 82-4639

c1			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
C. Fully transferable, not traded on regulated market (Balance Sheet value)	32	29	21
a. Shares (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	32	29	21
c1. Other securities (Balance Sheet value)	32	29	21
- value adjustments (for the period)			
- value at the beginning of the period	29	18	18
- value at purchase price	32	29	21
D. Securities with limited transferability (Balance Sheet value)	539 855	523 755	517 291
a. Shares (Balance Sheet value)	488 160	494 079	489 497
- value adjustments (for the period)	(6 925)	3 104	9 226
- value at the beginning of the period	494 079	484 650	484 650
- value at purchase price	567 810	507 346	506 901
b. Bonds (Balance Sheet value)			
- value adjustments (for the period)			
- value at the beginning of the period			
- value at purchase price			
c. Other by type (Balance Sheet value)	51 695	29 676	27 794
c1. Participation units (Balance Sheet value)	51 688	29 669	27 787
- value adjustments (for the period)	(320)	(900)	340
- value at the beginning of the period	29 669	25 750	25 751
- value at purchase price	54 433	32 093	28 973
c2. Share fund in TUW Cuprum (Balance Sheet value)	7	7	7
- value adjustments (for the period)			
- value at the beginning of the period	7	7	7
- value at purchase price	7	7	7
Total value at purchase price	625 252	542 445	538 884
Total value at the beginning of the period	526 771	513 495	513 496
Total adjustments (for the period)	(7 260)	2 187	9 543
Total Balance Sheet value	542 859	526 771	520 359

Note 5J.

LONG TERM LOANS GRANTED (BY CURRENCY)	H1/2003	2002	H1/2002
a) Loans in Polish currency	98 050	98 050	98 050
b) Loans in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total long term loans granted	98 050	98 050	98 050

Note 5K.

OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2003	2002	H1/2002
Total other long term investments			

EXEMPTION NUMBER: 82-4639

Note 5L.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period			
b) increase, due to:			
c) decrease, due to:			
d) end of the period			

Note 5M.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total other long term investments			

Note 6A.

CHANGE IN DEFERRED INCOME TAX ASSETS	H1/2003	2002	H1/2002
1. Deferred income tax assets at the beginning of the period, of which:	205 185	158 264	158 264
a) recognised in financial result			
b) recognised in Shareholders' Funds	205 185	158 264	158 264
- exchange rate differences	3 674	2 821	2 821
- interest	2 594	1 800	1 800
- short term provisions due to wages	30 102	3 500	3 500
- valuation of derivative transactions	30 871	20 082	20 082
- provisions for future employee benefits	60 716	50 143	50 143
- depreciation	10 340	8 148	8 148
- revaluation of hedging instruments		2 295	2 295
- provision for future mine closure	8 870		
- other	58 018	69 475	69 475
c) recognised in goodwill or negative goodwill			
2. Increases	139 879	123 470	220 227
a) recognised in financial result for the period in connection with negative timing differences, due to:	104 597	112 334	202 511
- exchange rate differences	1 224	3 159	56 478
- interest	961	2 675	16 907
- short term provisions for wages	39 786	29 954	40 951
- valuation of derivative transactions	39 740	30 871	63 655
- provisions for future employee benefits	3 167	13 477	5
- depreciation	2 004	5 149	2 695
- other	17 715	27 049	21 820
b) recognised in financial result for the period due to negative taxable base, due to:		87	70
- tax loss unaccounted for in prior period		78	70
- other		9	
c) recognised in shareholders' funds in connection with negative timing differences, due to:	35 282	11 046	17 646
- revaluation of hedging instruments	35 214		7 153
- revaluation of provisions for future mine closure			620
- change in principles for creation of mine closure provisions		8 870	9 696
- other	68	2 176	177
d) recognised in shareholders' funds due to negative taxable base, due to:		3	
- other		3	
e) recognised in goodwill or negative goodwill in connection with negative timing differences			

EXEMPTION NUMBER: 82-4639

3. Decreases	(89 556)	(76 549)	(175 412)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(54 339)	(73 942)	(168 229)
- exchange rate differences	(1 375)	(2 306)	(54 152)
- interest	(2 576)	(1 881)	(17 297)
- short term provisions for wages	(29 163)	(3 352)	(4 256)
- valuation of derivative transactions	(8 787)	(20 082)	(70 556)
- provisions for future employee benefits	(182)	(2 904)	(1 340)
- depreciation	(1 338)	(2 957)	(1 816)
- tax rate changes		(997)	(3 224)
- release of unused provisions	(2 242)	(5 006)	(1 725)
- other	(8 676)	(34 457)	(13 863)
b) recognised in financial result for the period in connection with negative taxable base, due to:			(28)
- correction of nagative taxable base			(28)
c) recognised in shareholders' funds in connection with negative timing differences, due to:	(35 217)	(2 607)	(7 155)
- revaluation of hedging instruments	(35 214)	(2 295)	(7 153)
- tax rate changes		(18)	
- other	(3)	(294)	(2)
d) recognised in shareholders' funds due to negative taxable base			
e) recognised in goodwill or negative goodwill in connection with negative timing differences			
4. Deferred income tax assets at the end of the period, of which:	255 508	205 185	203 079
a) recognised in financial result	50 258	38 479	34 324
- exchange rate differences	(151)	853	2 326
- interest	(1 615)	794	(390)
- short term provisions due to wages	10 623	26 602	36 695
- valuation of derivative transactions	30 953	10 789	(6 901)
- provisions for future employee benefits	2 985	10 573	(1 335)
- depreciation	666	2 192	879
- other	6 797	(13 324)	3 050
b) recognised in shareholders' funds	205 250	166 706	168 755
- exchange rate differences	3 674	2 821	2 821
- interest	2 594	1 800	1 800
- short term provisions due to wages	30 102	3 500	3 500
- valuation of derivative transactions	30 871	20 082	20 082
- provisions for future employee benefits	60 716	50 143	50 143
- depreciation	10 340	8 148	8 148
- revaluation of hedging instuments			2 295
- revaluation of provision for future employee benefits			620
- provision for mine liquidation	8 870	8 870	9 696
- other	58 083	71 342	69 650
c) recognised in goodwill or negative goodwill			

EXEMPTION NUMBER: 82-4639

NEGATIVE TIMING DIFFERENCES

Description of basic assets and liabilities groups		Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
-	ASSETS				
A	Fixed Assets				
I	intangible fixed assets	depreciation	16	8	until expiration
II	tangible fixed assets	depreciation	35 261	37 993	until expiration
		revaluation due to permanent diminution in value	3 885	3 626	2003
B	Current assets				
I	inventory	change of market value	583	510	2003
		valuation of inventories	740	774	without limit time
II	short term debtors	allowance	19 433	18 411	2003
		allowance	216		2006
		exchange rate differences	5 951	2 348	2003
		exchange rate differences relating to settlement with result of prior years	1 613	1 613	2003
		debtors from company Congo	29 792	27 591	without limit time
		debtors due to consulting, advisory services	13 717	13 940	2003
III	short term investments				
	other short term financial assets	valuation of derivative transactions costs	104 782	221 285	2003
		valuation of embedded instruments recognised in the current result	8	1 235	2003
		tax deductible premium received		41 426	2003/2004
	cash and cash equivalents	exchange rate differences	515	461	2003
		exchange rate differences relating to settlement with result of prior years	44	44	2003
	other securities	exchange rate differences	5 198	5 284	2003
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A.	Shareholders' funds				
		tax deductible exchange rate differences on bank loans	12 057	7 913	2003
VII	Loss from prior years	negative taxable base from prior years	1 354	1 383	2005
		negative taxable base for 2001	318	287	2003
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for real estate tax	10 221	7 800	2003
		R&D projects	4 471	4 430	2003
		licensing fees	13 831		2003
		provision for anticipated costs	1 000	13 305	2003
		issues unresolved and contested in court	607	65	2003
		provision for mine closure	53 797	51 868	2006
		provision for scrapping of fixed assets	6 508	6 885	2003
		provision for long term employment benefits	246 732	244 976	2006
		provision for losses due to long term contracts	6 777	3 092	2003
		provision for anticipated mining work-related losses	3 385	5 169	2003
		provision for wages	476		2003
		other provisions for future costs and taxes	12 227	797	2003
II	long term liabilities	exchange rate differences on long term bank loans	105	105	2003
III	short term liabilities				
	bank loans	interest accrued on bank loans	9 784	3 531	2003
		exchange rate differences relating to settlement with result of prior years		3 008	
	due to goods, works and services				
		exchange rate differences	3	1	2003
		accrued interest on liabilities	51	39	2003
	other short term liabilities	exchange rate differences	77	168	2003
		exchange rate differences relating to settlement with result of prior years	35	35	2003
		other short term liabilities	176	473	2003
	other financial liabilities	valuation of derivative transactions costs	3 675		2003
		valuation of hedging instruments	5 883	8 094	2003
		valuation of embedded instruments recognised in the financial result	2 203	3 688	2003
	liabilities due to wages	unpaid wages	129	2 136	2003
IV	accruals	annual bonus	98 018	53 194	2004
		"Barbórka" payment/14th wages		80 773	2003
		provision for rationalization	12 056	10 903	2003
		provision for unused vacations	14 114	13 804	2003
		provision for mine damage	3 144	1 186	2003
		other provisions	619	8 769	2003
	CONSOLIDATION ADJUSTMENTS DUE TO ELIMINATION OF UNREALISED PROFITS IN THE CAPITAL GROUP		33 089	38 833	
	Total of negative timing differences		778 676	953 259	

Note 6B.

OTHER PREPAYMENTS	H1/2003	2002	H1/2002
a) prepayments of costs, of which:	5 051	6 120	10 845
- research and development	3 514	4 297	7 614
- license related tenders		1 330	1 995
- other	1 537	493	1 236
b) other prepayments, of which:	10		
- initial payment due to leasing	10		
Total other prepayments	5 061	6 120	10 845

Note 7.

INVENTORIES	H1/2003	2002	H1/2002
a) Materials	64 288	67 475	66 536
b) Semi-finished products and work in progress	739 841	731 113	848 398
c) Finished products	115 506	93 005	153 275
d) Goods for resale	31 168	11 722	9 842
e) Prepayments on deliveries	1 464	2 219	2 770
Total inventories	952 267	905 534	1 080 821

Note 8A.

SHORT TERM DEBTORS	H1/2003	2002	H1/2002
a) from related entities, of which:	2 334	1 696	5 628
- for goods, works and services,	194	1 037	2 496
- less than 12 months	194	1 037	2 496
- over 12 months			
- other	2 140	659	3 132
- disputed claims			
b) from other entities	623 877	726 734	590 842
- for goods, works and services,	408 285	410 242	336 962
- less than 12 months	404 693	406 255	332 963
- over 12 months	3 592	3 987	3 999
- tax, subsidies, social insurance and other	156 427	245 817	180 621
- other	58 344	70 599	72 336
- disputed claims	821	76	923
Total short term net debtors	626 211	728 430	596 470
c) allowance for debtors	162 274	118 911	79 905
Total short term gross debtors	788 485	847 341	676 375

Note 8B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	H1/2003	2002	H1/2002
a) for goods, works and services, of which:	194	1 037	2 496
- from subsidiaries	147	20	43
- from co-subsidiaries			
- from associates	47	1 017	2 453
- from significant investor			
- from dominant entity			
b) other, of which:	2 140	659	3 132
- from subsidiaries	2 140	659	3 132
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
c) disputed claims, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from significant investor			
- from dominant entity			
Total short term net debtors from related entities	2 334	1 696	5 628
d) allowance for debtors from related entities			13
Total short term gross debtors from related entities	2 334	1 696	5 641

Note 8C.

CHANGE IN ALLOWANCE FOR SHORT TERM DEBTORS	H1/2003	2002	H1/2002
Beginning of the period	118 911	66 745	66 731
a) increase, due to:	62 531	64 239	20 709
- creation of allowance for debtors	58 670	60 121	18 042
- reclassification	898	170	134
- due to purchase of entity	604	4	
- consolidation adjustments	2 343	3 806	2 476
- other	16	138	57
b) decrease, due to:	(19 168)	(12 073)	(7 535)
- payment of debtors	(2 900)	(3 536)	(7 017)
- reclassification	(46)	(5 170)	(134)
- write-off of debtors	(287)	(619)	(89)
- utilisation of allowance for doubtful and other debtors	(12 378)	(235)	(47)
- other	(3 557)	(2 513)	(248)
Allowance for short term debtors at the end of the period	162 274	118 911	79 905

Note 8D.

SHORT TERM DEBTORS (BY CURRENCY)	H1/2003	2002	H1/2002
a) Debtors in Polish currency	646 652	687 753	558 233
b) Debtors in foreign currency	141 833	159 588	118 142
b1.unit / currency '000 / USD	11 560	22 021	11 130
'000PLN	44 416	83 260	44 117
b2.unit / currency '000 / EUR	18 367	16 993	16 713
'000PLN	81 333	68 077	66 853
b3.unit / currency '000 / GBP	2 550	1 364	1 183
'000PLN	16 068	8 243	7 165
b4. other currencies in '000PLN	16	8	7
Total short term debtors	788 485	847 341	676 375

Note 8E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2003	2002	H1/2002
a) Less than 1 month	243 392	278 105	188 909
b) Over 1 month to 3 months	24 222	29 537	74 293
c) Over 3 months to 6 months	62 382	351	1 018
d) Over 6 months to 1 year	2 281	277	4 027
e) Over 1 year	4 901	4 603	571
f) Overdue debtors	130 322	155 109	119 847
Total gross trade debtors	467 500	467 982	388 665
g) Allowance for trade debtors	(59 021)	(56 703)	(49 207)
Total net trade debtors	408 479	411 279	339 458

One month is the time for payment of debtors due to normal sales of goods, work and services

Note 8F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	H1/2003	2002	H1/2002
a) Less than 1 month	74 441	76 885	50 289
b) Over 1 month to 3 months	15 803	15 021	11 037
c) Over 3 months to 6 months	6 479	7 474	9 234
d) Over 6 months to 1 year	25 843	45 692	16 814
e) Over 1 year	7 756	10 037	32 473
Total gross overdue trade debtors	130 322	155 109	119 847
f) Allowance for overdue trade debtors	(58 109)	(55 293)	(47 848)
Total net overdue trade debtors	72 213	99 816	71 999

Note 9.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors	130 322	72 213
- other debtors	28 018	2 386

Note 10A.

SHORT TERM FINANCIAL ASSETS	H1/2003	2002	H1/2002
a) in subsidiaries	351		
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted	351		
- other short term financial assets (by type)			
b) in co-subsidiaries			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
c) in associates	400		
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted	400		
- other short term financial assets (by type)			
d) in significant investor			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
e) in dominant entity			
- shares			
- debtors from dividends and other share in profit			
- debt securities			
- other securities (by type)			
- loans granted			
- other short term financial assets (by type)			
f) in other entities	329 335	175 407	100 805
- shares	1 909	1 909	499
- debtors from dividends and other share in profit			
- debt securities	12 877	8 078	17 094
- other securities (by type)			
- loans granted			576
- other short term financial assets (by type)	314 549	165 420	82 636
- derivative instruments	311 742	156 169	78 441
- bank deposits realised from 3 to 12 months		6 094	450
- dividends	125		
- accrued interest from other long term financial assets	2 682	3 157	3 745
g) cash and cash equivalents	358 683	223 295	234 252
- cash in hand and at bank	35 663	64 901	26 344
- other cash and cash equivalents	1 273	99	3 061
- other monetary assets	321 747	158 295	204 847
Total short term financial assets	688 769	398 702	335 057

Note 10B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	206 590	148 960	84 314
b) in foreign currency	122 745	26 447	15 915
b1.unit / currency '000 / USD	32 389	6 904	3 649
'000PLN	122 745	26 447	15 915
other currencies in '000PLN			
Total securities, interest and short term financial assets	329 335	175 407	100 229

Note 10C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	H1/2003	2002	H1/2002
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)	511	1 019	982
a. Shares (Balance Sheet value)	511	511	499
- fair value			
- value at market price	511	511	499
- value at purchase price	3 146	3 146	3 146
b. Bonds (Balance Sheet value)		508	483
- fair value			
- value at market price		508	483
- value at purchase price		479	479
c. Other by type (Balance Sheet value)			
c1			
- fair value			
- value at market price			
- value at purchase price			
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)	7 368	7 570	11 688
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)	7 005	2 897	
- fair value			
- value at market price	7 005	2 897	
- value at purchase price	7 081	3 080	
c. Other by type (Balance Sheet value)	363	4 673	11 688
c1. Treasury bonds (Balance Sheet value)	363	4 673	11 688
- fair value			
- value at market price	363	4 673	11 441
- value at purchase price	352	4 652	11 545

EXEMPTION NUMBER: 82-463

C. Fully transferable, not traded on regulated market (Balance Sheet value)	5 509	6 094	5 373
a. Shares (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
b. Bonds (Balance Sheet value)	5 509		3 801
- fair value			
- value at market price	5 509		3 801
- value at purchase price	5 509		3 767
c. Other by type (Balance Sheet value)		6 094	1 572
c1. Debt securities (Balance Sheet value)			1 122
- fair value			
- value at market price			1 122
- value at purchase price			1 083
c2. Bank deposits realised from 3 to 12 months (Balance Sheet value)		6 094	450
- fair value			
- value at market price		6 094	19
- value at purchase price		6 000	353
D. Securities with limited transferability (Balance Sheet value)	315 947	160 724	82 186
a. Shares (Balance Sheet value)	1 398	1 398	
- fair value	1 398	1 398	
- value at market price			
- value at purchase price	1 398	1 398	
b. Bonds (Balance Sheet value)			
- fair value			
- value at market price			
- value at purchase price			
c. Other by type (Balance Sheet value)	314 549	159 326	82 186
c1. Derivative instruments (Balance Sheet value)	300 087	142 484	64 872
- fair value	300 087	142 484	64 865
- value at market price		7	7
- value at purchase price	40 906	4 665	41 830
c2. Embedded instruments (Balance Sheet value)	11 655	13 685	13 569
- fair value			
- value at market price			
- value at purchase price			
c3. Interest from other financial assets (Balance Sheet value)	2 682	3 157	3 745
- fair value			
- value at market price	2 682	3 157	3 745
- value at purchase price			
c4. Dividends (Balance Sheet value)	125		
- fair value			
- value at market price			
- value at purchase price	125		
Total value at purchase price	58 517	23 420	62 203
Value at the beginning of the period	175 407	180 695	180 695
Total adjustments (for the period)	226 181	137 783	23 310
Total Balance Sheet value	329 335	175 407	100 229

Note 10D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	H1/2003	2002	H1/2002
a) Loans in Polish currency	751		576
b) Loans in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total short term loans granted	751		576

Note 10E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	253 398	142 085	166 400
b) in foreign currency	105 285	81 210	67 852
b1.unit / currency '000 / USD	16 173	17 888	12 683
'000PLN	61 845	67 647	50 500
b2.unit / currency '000 / EUR	9 176	2 983	3 749
'000PLN	40 294	11 829	14 788
b3.unit / currency '000 / GBP	492	282	416
'000PLN	3 144	1 731	2 562
other currencies in '000PLN	2	3	2
Total cash and cash equivalents	358 683	223 295	234 252

Note 10F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	H1/2003	2002	H1/2002
Total other short term investments			

Note 10G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency			
b) in foreign currency			
b1.unit / currency			
'000PLN			
other currencies in '000PLN			
Total other short term investments			

Note 11.

SHORT TERM PREPAYMENTS	H1/2003	2002	H1/2002
a) prepayments of costs, of which:	56 062	9 996	55 193
- company social fund	26 218		24 886
- wages	9 612		8 994
- realised research and development	4 727	3 654	4 712
- papers subscription	130	286	289
- settlements of intangible fixed assets	2 167	2 221	
- property and personnel insurance	5 031	1 991	5 794
- other	8 177	1 844	10 518
b) other prepayments, of which:	31 034	31 561	36 349
- settlements of sale of telecommunications services	30 630	30 472	28 911
- advance payment of interest on bank loan	62	66	358
- other	342	1 023	7 080
Total short term prepayments	87 096	41 557	91 542

Note 12.

ADJUSTMENT IN VALUE DUE TO PERMANENT DIMINUTION OF VALUE					
Item	Elements of assets	Amount of adjustment	of which: recognised in profit and loss account	of which: recognised in shareholders' funds	Reason for adjustment
1	2	3	4	5	6
I	Fixed assets	452 887	2 425	450 462	X
-	Intangible fixed assets	387 049		387 049	permanent diminution of value
-	Tangible fixed assets	4 121	2 034	2 087	permanent diminution of value
-	Fixed assets under construction	71	71		permanent diminution of value
-	Debtors	0			collectability risk
-	Long term financial investments	61 646	320	61 326	permanent diminution of value
II	Current assets	164 166	58 118	106 048	X
-	Inventories of current assets	1 892	1 892		diminution of value
-	Debtors	162 274	56 226	106 048	collectability risk
	TOTAL	617 053	60 543	556 510	X

Note 13.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Type of preferences	Type of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	none	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	none	147 000 000	1 470 000	transfer to share capital of the dominant entity part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

Information on changes in share capital between 1 January 2003 - 30 June 2003

In the first half of 2003 there were no changes in the share capital of the dominant entity

Based on information held by the dominant entity, the ownership structure as at 30 June 2003 was as follows:

	Number of shares	Number of votes	Nominal value of shares	% of share capital (same number of votes at General Meeting of dominant entity)
State Treasury	88 567 589	88 567 589	885 675 890	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	14 306 768	14 306 768	143 067 680	7.15%
Powszechna Kasa Oszczędności Bank Polski SA	10 750 922	10 750 922	107 509 220	5.38%
Other shareholders	86 374 721	86 374 721	863 747 210	43.19%

Note 14A.

COMPANY OWN SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 14B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 15.

RESERVE CAPITAL	H1/2003	2002	H1/2002
a) Share premium account			
b) Statutory reserves	663 281	661 248	660 334
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	593 346	376 519	373 206
d) Additional payments to reserve capital	695	497	497
e) Other	163 958	192 106	193 643
- consolidation adjustments	155 594	189 038	191 823
- other	8 364	3 068	1 820
Total reserve capital	1 421 280	1 230 370	1 227 680

Note 16.

REVALUATION RESERVE CAPITAL	H1/2003	2002	H1/2002
a) due to revaluation of tangible fixed assets	717 758	720 594	722 167
b) due to gains / losses on valuation of financial instruments, of which:	276 779	166 124	25 566
- due to valuation of hedging instruments	276 764	166 107	25 566
c) due to deffered income tax	(79 372)	(49 548)	(12 809)
d) exchange rate differences on foreign divisions			
e) other	24 945	24 945	24 945
- revaluation reserve capital of entities purchased before 1.01.1995	24 945	24 945	24 945
Total revaluation reserve capital	940 110	862 115	759 869

Note 17.

OTHER RESERVE CAPITAL (BY DESIGNATION)	H1/2003	2002	H1/2002
- statutory capital in foreign entity to cover future losses	506	417	417
- share in capital of entities valued by equity method, consolidation adjustments	231	231	231
- capital established pursuant to a company agreement of subsidiary, to be used for development	1 860		
Total other reserve capital	2 597	648	648

Note 18.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	H1/2003	2002	H1/2002
Total write-off of net profit in the financial year			

Note 19.

CHANGE IN MINORITY INTEREST	H1/2003	2002	H1/2002
Beginning of the period	16 360	15 447	15 447
a) increase, due to:	2 567	2 852	3 207
- share in shareholders' fund changes	1 119	626	1 016
- changes in capital relations	1 448	2 120	2 191
- other		106	
b) decrease, due to:	(330)	(1 939)	(342)
- changes in capital relations	(119)	(1 485)	(31)
- share in shareholders' fund changes	(175)	(344)	(311)
- other	(36)	(110)	
Minority interest at the end of the period	18 597	16 360	18 312

Note 20A.

NEGATIVE GOODWILL OF SUBORDINATED ENTITIES	H1/2003	2002	H1/2002
a) negative goodwill - subsidiaries	6 704	569	702
b) negative goodwill - co-subsidiaries			
c) negative goodwill - associates	1	5	9
Total negative goodwill of subordinated entities	6 705	574	711

Note 20B.

CHANGE IN NEGATIVE GOODWILL - subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period	1 520	1 520	1 520
b) increases, of which:	6 337		
- % change in share	6 337		
c) decreases, of which:			(20)
- % change in share			(20)
d) gross book value at the end of the period	7 857	1 520	1 500
e) write-off of negative goodwill at the beginning of the period	951	647	647
f) write-off of negative goodwill for the period	202	304	151
- current write-off	202	304	151
g) write-off of negative goodwill at the end of the period	1 153	951	798
h) net book value at the end of the period	6 704	569	702

Note 20C.

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period			
b) increases, of which:			
c) decreases, of which:			
d) gross book value at the end of the period			
e) write-off of negative goodwill at the beginning of the period			
f) write-off of negative goodwill for the period			
g) write-off of negative goodwill at the end of the period			
h) net book value at the end of the period			

Note 20D.

CHANGE IN NEGATIVE GOODWILL - associates	H1/2003	2002	H1/2002
a) gross book value at the beginning of the period	8 614	9 245	9 245
b) increases, of which:			
c) decreases, of which:		(631)	(631)
- sale		(631)	(631)
d) gross book value at the end of the period	8 614	8 614	8 614
e) write-off of negative goodwill at the beginning of the period	8 609	8 902	8 902
f) write-off of negative goodwill for the period	4	(293)	(297)
- current write-off	4	339	335
- other decreases of write-off		(632)	(632)
g) write-off of negative goodwill at the end of the period	8 613	8 609	8 605
h) net book value at the end of the period	1	5	9

NEGATIVE GOODWILL OF SUBORDINATED ENTITIES, BY ENTITY

Controlled entity	Date of share purchase	Purchase price	Market value of net assets as at date of purchase	Negative goodwill on consolidation	Value of write-offs
Subsidiaries	X	X	X	7 857	1 153
Walcownia Metali Nieżelaznych Sp. z o.o.	23.03.1998	13 083	13 200	117	
- adjustment of reserve due to purchase				37	
- adjustment of reserve due to purchase				70	
- adjustment of reserve due to purchase	15.02.2000			1 334	
- other adjustments	18.02.2000			(38)	
- adjustment of reserve due to change of shares in capital	25.03.2002				1 103
PHP Mercus Sp. z o.o.	12.06.2003	10 000	13 441	3 441	27
PHU Lubinpex Sp. z o.o.- change in status of company through an increase in indirect ownership percentage, resulting from the acquisition of shares in the parent company - Mercus Sp. z o.o.	12.06.2003		2 896	2 896	23

Controlled entity	Date of share purchase	Purchase price	Market value of net assets as at date of purchase	Negative goodwill on consolidation	Value of write-offs
Associated	X	X	X	8 614	8 613
WM "Łabędy" S.A.	15.01.1997	7 588	12 913	5 325	
- adjustment of reserve due to purchase				403	5 728
PHP Mercus Sp. z o.o.	31.12.1994	1 663	4 201	2 538	
- adjustment of capital reserve due to change of shares in capital				307	2 845
Fosroc Ksante Sp. z o.o.	17.08.1998	1 309	1 350	41	40

EXEMPTION NUMBER: 82-4639

Note 21A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	H1/2003	2002	H1/2002
1. Provision for deferred income tax at the beginning of the period, of which:	202 541	104 265	104 265
a) recognised in financial result			
b) recognised in shareholders' funds	202 541	104 265	104 265
- revaluation of future cash flow hedging instruments	49 548		
- exchange rate differences	1 803	5 966	5 966
- interest	1 820	6 907	6 907
- valuation of derivative transactions	39 750	27 236	27 236
- depreciation	94 341	55 637	55 637
- valuation of embedded instruments	2 654		
- other	12 625	8 519	8 519
c) recognised in goodwill or negative goodwill			
2. Increases	144 455	140 474	180 181
a) recognised in financial result for the period in connection with positive timing differences, due to:	79 417	88 169	156 322
- exchange rate differences	2 724	1 797	27 062
- interest	1 491	1 564	2 895
- valuation of derivative transactions	44 687	39 734	108 730
- depreciation	26 374	40 585	14 745
- other	4 141	4 489	2 890
b) recognised in shareholders' funds in connection with positive timing differences, due to:	65 038	52 305	23 859
- revaluation of future cash flow hedging instruments	65 038	49 548	19 962
- valuation of embedded instruments		2 654	3 795
- other		103	102
c) recognised in goodwill or negative goodwill in connection with positive timing differences, due to:			
3. Decreases	(64 518)	(42 198)	(162 155)
a) recognised in financial result for the period in connection with positive timing differences, due to:	(29 304)	(36 256)	(155 002)
- exchange rate differences	(161)	(18)	(31 721)
- interest	(1 715)	(6 651)	(7 968)
- valuation of derivative transactions	(15 075)	(27 220)	(108 485)
- depreciation	(7 772)	(1 881)	(5 105)
- other	(4 581)	(486)	(1 723)
b) recognised in shareholders' funds in connection with positive timing differences, due to:	(35 214)	(5 942)	(7 153)
- revaluation of hedging instruments	(35 214)		(7 153)
- exchange rate differences		(5 942)	
c) recognised in goodwill or negative goodwill in connection with positive timing differences			
4. Total provision for deferred income tax at the end of the period	282 478	202 541	122 291
a) recognised in financial result	50 113	51 913	1 320
- exchange rate differences	2 563	1 779	(4 659)
- interest	(224)	(5 087)	(5 073)
- valuation of derivative transactions	29 612	12 514	245
- depreciation	18 602	38 704	9 640
- other	(440)	4 003	1 167
b) recognised in shareholders' funds	232 365	150 628	120 971
- revaluation of hedging transactions	79 372	49 548	12 809
- valuation of embedded instruments	2 654	2 654	3 795
- exchange rate differences	1 803	24	5 966
- interest	1 820	6 907	6 907
- valuation of derivative transactions	39 750	27 236	27 236
- depreciation	94 341	55 637	55 637
- other	12 625	8 622	8 621
c) recognised in goodwill or negative goodwill			

POSITIVE TIMING DIFFERENCES

	Description of basic assets and liabilities groups	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed assets				
I	intangible fixed assets	depreciation	105	1 087	until expiration
II	tangible fixed assets	depreciation	350 086	417 320	until expiration
IV	long term investments	valuation of long term debt securities	17		2003
B	Current assets				
I	inventory	valuation of inventories	62	66	2003
II	short term debtors	interest accrued on debtors	3 700	3 228	2003
		interest accrued on debtors	34	100	2006
		accrued contractual penalties	29		2003
		discount of bill of exchange		8	2003
		income from decrease of capital	1 584		2003
		accrued positive exchange rate differences	114	4 963	2003
III	short term investments				
	short term financial assets	interest accrued on loans	3 157	2 682	2003
	other short term financial assets	valuation of financial income from derivative transactions	135 592	226 724	2003
		valuation of hedging instruments	(21 687)		2003
		valuation of securities	3 906	319	2003
		valuation of embedded instruments	13 693	13 082	2003
	cash and cash equivalents and other the monetary assets	accrued positive exchange rate differences	76	573	2003
		accured interest from bank deposits	11	139	2003
IV	short term prepayments	valuation of long term contracts	321		2003
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	paid exchange rate differences on bank loans	21 154	12 238	2003
		revaluation reserve capital	183 513	293 972	2003
B	Liabilities and provisions for liabilities				
II	long term liabilities				
	long term bank loans	accrued positive exchange rate differences	4 588	4 588	2003
III	short term liabilities				
	short term bank loans	accrued positive exchange rate differences	1 393	5 966	2003
	trade liabilities	accrued positive exchange rate differences		75	2003
	other financial liabilities	valuation of financial income from derivative transactions	34 198	31 709	2003
		accrued positive exchange rate differences	425		2003
	CONSOLIDATION ADJUSTMENTS DUE TO ELIMINATION OF UNREALISED PROFITS IN THE CAPITAL GROUP		14 673	27 373	
	Total positive temporary differences		750 744	1 046 212	

Note 21B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	657 887	641 230	641 230
- jubilee awards	199 484	201 946	201 946
- retirement-disability rights	110 501	112 227	112 227
-other provisions for employee benefits	129	2 158	2 158
- coal-equivalent payments	347 773	324 899	324 899
b) increase, due to:	16 271	42 631	18 963
- creation of provision	16 258	42 232	18 957
- other	13	399	6
c) utilisation, due to:		(108)	
- realisation of expenses		(108)	
d) release, due to:	(5 915)	(25 866)	(18 998)
- unneccessary expenses	(5 915)	(23 799)	(17 676)
- other		(2 067)	(1 322)
e) end of the period	668 243	657 887	641 195
- jubilee awards	194 363	199 484	192 928
- retirement-disability rights	111 334	110 501	106 738
- other provision for employee benefits	186	129	34
- coal-equivalent payments	362 360	347 773	341 495

Note 21C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	53 557	55 204	55 204
- jubilee awards	24 283	25 374	25 374
- retirement-disability rights	10 917	11 338	11 338
- other provisions for employee benefits	231	3 264	3 264
- coal-equivalent payments	18 126	15 228	15 228
b) increase, due to:		19 310	1 317
- creation of provision		17 322	
- other		1 988	1 317
c) utilisation, due to:	125	(324)	(123)
- realisation of expenses	125	(324)	(123)
d) release, due to:	338	(20 633)	(5 442)
- change of estimation	338	(15 698)	(89)
- sale of entity		(3 568)	(3 568)
- other		(1 367)	(1 785)
e) end of the period	53 094	53 557	50 956
- jubilee awards	24 079	24 283	23 765
- retirement-disability rights	10 874	10 917	10 631
- other provisions for employee benefits	15	231	1 335
- coal-equivalent payments	18 126	18 126	15 225

Note 21D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	412 859	436 238	436 238
- costs of mines closure	370 057	405 181	405 181
- costs of scrapping fixed assets and fixed assets under construction	4 492	5 863	5 863
- other provisions for potential losses, expenses and liabilities	38 310	25 194	25 194
b) increase, due to:	10 067	17 934	27 148
- creation of provisions	10 067	17 934	27 148
c) utilisation, due to:			
d) release, due to:	(10 907)	(41 313)	(65 851)
- release of unnecessary provisions after revaluation of estimation	(10 841)	(37 169)	(65 802)
- other	(66)	(4 144)	(49)
e) end of the period	412 019	412 859	397 535
- costs of mines closure	366 864	370 057	351 016
- costs of scrapping fixed assets and fixed assets under construction	4 472	4 492	5 814
- other provisions for potential losses, expenses and liabilities	40 683	38 310	40 705

Note 21E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	H1/2003	2002	H1/2002
a) beginning of the period	109 373	99 200	99 200
- costs of mines closure	5 032	8 527	8 527
- costs of scrapping fixed assets and fixed assets under construction	2 756	2 460	2 460
- environmental penalties	51	186	186
- disputed issues and court ruling	39 736	21 374	21 374
- other provisions for potential losses and expenses	61 798	66 653	66 653
b) increase, due to:	4 955	68 419	39 327
- creation of provision	3 782	64 650	39 212
- other	1 173	3 769	115
c) utilisation, due to:	(38 777)	(20 589)	(9 031)
- realisation of expenses	(38 777)	(20 589)	(9 031)
d) release, due to:	(10 627)	(37 657)	(6 447)
- revaluation of estimation	(8 971)	(36 697)	(5 367)
- other	(1 656)	(960)	(1 080)
e) end of the period	64 924	109 373	123 049
- costs of mines closure	3 581	5 032	5 460
- costs of scrapping fixed assets and fixed assets under construction	2 152	2 756	2 083
- environmental penalties	51	51	51
- disputed issues and court ruling	14 802	39 736	30 851
- other provisions for potential losses and expenses	44 338	61 798	84 604

Note 22A.

LONG TERM LIABILITIES	H1/2003	2002	H1/2002
a) toward subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
b) toward co-subsidiaries			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
c) toward associates			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
d) toward significant investor			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
e) toward *dominant entity*			
- bank and other loans			
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements			
- other (by type)			
f) toward other entities	18 909	1 213 286	268 975
- bank and other loans	13 150	1 208 850	128 669
- due to issued debt securities			
- other financial liabilities, of which:			
- financial lease agreements	5 759	4 436	122
- other (by type)			140 184
- liabilities due to concession			139 598
- liabilities due to debtors			586
Total long term liabilities	18 909	1 213 286	268 975

Note 22B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	H1/2003	2002	H1/2002
a. Over 1 year, to 3 years	15 313	1 209 896	268 645
b. Over 3 years, to 5 years	3 596	3 390	330
c. Over 5 years			
Total long term liabilities	18 909	1 213 286	268 975

Note 22C.

LONG TERM LIABILITIES (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	13 400	921 238	2 752
b) in foreign currency	5 509	292 048	266 223
b1.unit / currency '000 / USD		73 500	30 000
'000PLN		286 770	123 228
b2.unit / currency '000 / EUR	1 231	1 307	35 848
'000PLN	5 509	5 278	142 995
other currencies in '000PLN			
Total long term liabilities	18 909	1 213 286	268 975

Note 22D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company) and legal form	Location of Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	5 000		5 000		6.00%	16.06.2004	own bill of exchange, registered pledge	
Bank Austria	Vienna	3 563	799 EUR	3 563	799 EUR	2.90%	revolving	surrender of debtors, bill of exchange	
LG PetroBank S.A.	Wrocław	700		324		WIBOR + margin of 3.5%	30.06.2006	mortgage, transfer of ownership to equipment, surrender of rights to insurance policy	bank commission - 1.40%
LG PetroBank S.A.	Wrocław	300		144		WIBOR + margin of 3.5%	31.07.2006	mortgage, transfer of ownership to equipment, surrender of rights to insurance policy	bank commission - 0.80%
Fortis Bank Polska S.A.	Wrocław	1 000		472		17.53%	02.05.2006	mortgage, rights to insurance policy of real estate	bank commission - 1.00%
Volkswagen Bank Polska	Warsaw	46		6		18.50%	18.12.2004	pledge on asset	bank commission - 3.00%
Wschodni Bank Cukrownictwa	Ostrowiec Świętokrzyski	32		3		17.20%	27.09.2004	pledge on asset	bank commission - 2.00%
BRE Bank S.A.	Wrocław	2 414	600 EUR	1 947	432 EUR	6.98%	14.04.2007	secured mortgage, own bill of exchange in blanco with declaration, proxy rights to bank account, surrender of rights to insurance policy, transfer of ownership to tangible fixed assets	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Koszalin	241		85		3.10%	31.10.2005	own bill of exchange in blanco, transfer of ownership to tangible fixed assets	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	1 606		1 606		9.00%	16.11.2005	own bill of exchange guaranted by KGHM Metale S.A.	
Total	X	14 902	X	13 150	X	X	X	X	X

Due to long term bank ond other loans drawn, the following security have been applied:

Type of security	Amount in PLN	Amount in curency	Time-limit
Own bill of exchange, registered pledge	5 000		16.12.2006
Registraton plegde, rights to tangible fixed assets	53		27.09.2004
Rights to tangible fixed assets	60		18.12.2004
Mortgage, rights to insurance policy of real estate	1 000		02.05.2006
Contractual mortgage	2 456		14.04.2007
Secured mortgage	1 412		14.04.2007
Secured mortgage	706		14.04.2007
Rights to tangible fixed assets	2 189		14.04.2007
Rights to tangible fixed assets	400		31.07.2006
Contractual mortgage	700		30.06.2006
Mortgage, rights to fixed assets, surrender of rights to insur. policy	300		31.07.2006
Rights to tangible fixed assets, surrender of rights to insur. policy	700		30.06.2006
Rights to tangible fixed assets	241		30.10.2005
Registered pledge on inventories	360		15.08.2008
Registered pledge on inventories	1 360		15.08.2008

Note 22E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS							
Debt financial instruments by type	Face value	Interest rate	Redemption period	Guarantees/ Security	Additional rights	Quotation market	Other

Note 23A.

SHORT TERM LIABILITIES	H1/2003	2002	H1/2002
a) toward subsidiaries	255	445	570
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	241	1	2
- less than 12 months	241	1	2
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	14	444	568
b) toward co-subsidiaries			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
c) toward associates	5 811	37 856	29 821
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:	4 304	37 251	29 819
- less than 12 months	4 304	37 251	29 819
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)	1 507	605	2
d) toward signifficant investor			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			

e) toward dominant entity			
- bank and other loans, of which:			
- long term bank and other loans repayable in the present period			
- due to issued debt securities			
- due to dividends			
- other financial liabilities, of which:			
- due to goods, works and services:			
- less than 12 months			
- over 12 months			
- advances received for deliveries			
- bills of exchange payable			
- other (by type)			
f) toward other entities	3 122 349	1 905 038	3 024 723
- bank and other loans, of which:	1 965 095	735 656	2 116 483
- long term bank and other loans repayable in the present period	1 206 745	197	
- due to issued debt securities			
- due to dividends			771
- other financial liabilities, of which:	35 160	15 869	58 623
- due to valuation of derivative instruments	34 020	14 820	58 623
- due to leasing	1 140	1 049	
- due to goods, works and services:	261 595	309 509	251 801
- less than 12 months	257 259	304 898	246 648
- over 12 months	4 336	4 611	5 153
- advances received for deliveries	6 775	5 583	1 160
- bills of exchange payable			
- due to taxes, customs duty and other benefits	168 748	112 337	78 006
- due to wages	47 688	96 818	47 793
- other (by type)	637 288	629 266	470 086
- liabilities due to concession	573 063	501 399	349 949
- environmental fees	16 243	17 850	14 789
- mining royalty	11 936	9 780	12 644
- other	36 046	100 237	92 704
g) special funds (by type)	78 869	59 822	74 294
- social fund	72 511	56 651	74 244
- other funds	6 358	3 171	50
Total short term liabilities	3 207 284	2 003 161	3 129 408

Note 23B.

SHORT TERM LIABILITIES (BY CURRENCY)	H1/2003	2002	H1/2002
a) in Polish currency	1 627 452	1 269 396	1 570 112
b) in foreign currency	1 579 832	733 765	1 559 296
b1.unit / currency '000 / USD	263 921	184 852	294 721
'000PLN	1 046 861	727 028	1 222 358
b2.unit / currency '000 / EUR	119 430	1 523	84 130
'000PLN	532 270	5 811	335 701
b3.unit / currency '000 / GBP	104	143	190
'000PLN	679	889	1 180
other currencies in '000PLN	22	37	57
Total short term liabilities	3 207 284	2 003 161	3 129 408

EXEMPTION NUMBER: 82-4639

Note 23C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company)	Location of Head Office	Amount of credit/loan according to agreement		Payable amount of credit/loan		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Citibank International PLC and ABN AMRO N.V., JPMorgan	Amsterdam London	720 146	200 000 USD or equivalent in EUR, GBP, CHF	720 146	181 342 USD	LIBOR 3M + margin	22.07.2003		
				19 863	5 000 USD	LIBOR 1M + margin	31.01.2004		
				19 863	5 000 USD	LIBOR 1M + margin	31.01.2004		
				19 863	5 000 USD	LIBOR 1M + margin	31.01.2004		
				19 863	5 000 USD	LIBOR 1M + margin	31.01.2004		
				53 630	13 500 USD	LIBOR 1M + margin	31.01.2004		
				19 863	5 000 USD	LIBOR 1M + margin	31.01.2004		
				9 931	2 500 USD	LIBOR 1M + margin	31.01.2004		
Bank PKO S.A.	Warsaw	172 808	43 500 USD	9 931	2 500 USD	LIBOR 1M + margin	31.01.2004	proxy rights to bank account	
				800 000		WIBOR 1M + margin	31.01.2004		
Bank PKO S.A.	Warsaw	915 000		115 000		WIBOR 1M + margin	31.01.2004	proxy rights to bank account for amount PLN 915 000 thousand	
Bank Handlowy S.A.	Warsaw	118 740	30 000 USD	118 740	30 000 USD	LIBOR 1M + margin	31.12.2003	proxy rights to bank account	
Unpaid interest on other bank loans				3 532					
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	1 000		1 000		6.00%	31.01.2004	own bill of exchange in blanco, registered pledge	
Bank PKO S.A.	Wrocław	5 000		1 708		WIBOR 1M + 0.50%	08.06.2004	proxy rights to bank account, own bill of exchange in blanco, declaration on execution, patronage list of KGHM Polska Miedź S.A.	
ING Bank Śląski S.A.	Legnica	2 000		0		WIBOR T/N + 3.00%	without limit time	surrender of export debtors	
BIG Bank Gdański S.A.	Warsaw	7 000				7.80%	06.10.2003	mortgage on fixed assets, bill of exchange in blanco, proxy rights to current bank account, security on coal inventory	
Citi Bank Handlowy S.A.	Warsaw	100		46		WIBOR T/N + 3.00%	21.12.2003	security of KGHM Metale S.A., bank loan in current bank account	
Raiffeisen Bank Polska S.A.	Wrocław	2 000		1 687		WIBOR 1M + 3.5%	30.08.2003	real estate mortgage, surrender of debtors from insurance policy	
Wojewódzki Fundusz Ochrony Środowiska i Gospodarki Wodnej	Wrocław	215		134		6.00%	16.12.2003	bill of exchange guaranted by KGHM Metale S.A.	
Bank Zachodni S.A.	Polkowice	15 000		13 712		WIBOR 1M + 0.7%	29.03.2004	registered pledge on finished products, goods and materials inventories, surrender of real estate insurance agreement and property insurance policies against theft with break-in and robbery, proxy right to bank account in Raiffeisen Bank	
Raiffeisen Bank Polska S.A.	Wrocław	6 000		5 042		WIBOR 1M + 0.7%	30.06.2004	credit insurance for debt of at least 70% of credit drawn, own bill of exchange with bill of exchange declaration, registered pledge on inventories, surrender of rights to insurance policy of inventories, power of attorney to bank, to regulate liabilities to bank by charging of current account and other accounts maintained by the bank	
ING Bank Śląski S.A.	Legnica	1 000		200		WIBOR 1W + 2%	20.12.2003	real estate mortgage, registered pledge on debtors, own bill of exchange in blanco	
Raiffeisen Bank S.A.	Wrocław	5 000		3 646		WIBOR 1T + 2.0%	30.10.2003	bill of exchange in blanco with bill of exchange declaration, proxy rights to bank accounts, registered pledge on materials inventories together with surrender of insurance policy, surrender of future debtors from co-operation agreement, mortgage on real estate, security of DSI S.A.	

Bank Spółdzielczy	Polkowice	1 000		533		rediscount rate of bills of exchange + 1%	12.08.2003	own bill of exchange with bill of exchange declaration, proxy rights to bank accounts, registered pledge on inventory, surrender of future debtors from co-operation agreement; mortgage on real estate, security of DSI S.A., proxy rights to current bank account	
Bank Spółdzielczy	Polkowice	2 000		2 000		rediscount rate of bills of exchange + 3%	28.08.2003	civil law security of DSI S.A., proxy rights to current bank account	
Bank Ochrony Środowiska	Wrocław	65		2		19.90%	23.07.2003	bill of exchange; registered pledge	
Raiffeisen Bank Polska S.A.	Wrocław	1 500		666		WIBOR 1T+2.5%	31.03.2004	bill of exchange in blanco, proxy rights to bank accounts, secured mortgage; surrender of rights to insurance policy, security of DSI S.A.	
Raiffeisen Bank Polska S.A.	Wrocław	1 000		527		WIBOR 1M + 1.50%	30.06.2003	own bill of exchange in blanco with bill of exchange declaration	
LG Petro Bank S.A.	Wrocław	700		156		WIBOR + margin of 3.5%	30.06.2006	mortgage; transfer of ownership to equipment; surrender of rights to insurance policy	bank commission - 1.40%
LG Petro Bank S.A.	Wrocław	300		67		WIBOR + margin of 3.5%	31.07.2006	mortgage; transfer of ownership to equipment; surrender of rights to insurance policy	bank commission - 0.80%
Fortis Bank Polska S.A.	Wrocław	1 000		226		WIBOR 1M + margin 2.5%	05.12.2006	mortgage; surrender of rights to property insurance	bank commission - 1%
Volkswagen Bank Polska	Warsaw	46		12		18.50%	18.12.2004	pledge on assets	bank commission - 3%
Wschodni Bank Cukrownictwa	Ostrowiec Świętokrzyski	32		10		15.72%	27.09.2004	pledge on assets	bank commission - 2%
Raiffeisen Bank Polska S.A.	Wrocław	1 450		1 412		WIBOR 1M+2%	31.03.2004	bill of exchange, secured mortgage; surrender of debtors; security of DSI S.A.; surrender of rights to insurance policy, blocked deposit, power of attorney for bank to regulate debtor liabilities to bank	bank commission - 0.40%
Kredyt Bank S.A.	Legnica	1 500				8.29%	30.12.2003	mortgage on perpetual usufruct of land; real estate mortgage; proxy rights to bank account; transfer of rights to fixed assets; surrender of rights to insurance policy	
BRE Bank S.A.	Wrocław	2 414	600 EUR	686	152 EUR	6.14%	14.07.2007	secured mortgage, bill of exchange in blanco with bill of exchange declaration, proxy rights to bank account; surrender of rights to insurance policy, transfer of rights to fixed assets	
Wojewódzki Fundusz Ochrony Środowiska	Koszalin	241		52		3.10%	31.10.2005	own bill of exchange in blanco, transfer of rights to fixed assets	
ING Bank Śląski S.A.	Katowice	1 000		791		WIBOR 3M + margin of 1.25%	31.07.2003	own bill of exchange in blanco, surrender of debtors	
PBH PBK S.A.	Wrocław	1 500		358		WIBOR 1M + margin of 2.60%	31.05.2004	own bill of exchange in blanco, surrender of debtors	
Wojewódzki Fundusz Ochrony Środowiska	Wrocław	1 197		197		11.00%	16.07.2003	own bill of exchange, surrender of debtors	
Total	X	1 987 954	X	1 965 095	X	X	X	X	X

The following types of security were granted due to short term bank and other loans drawn:

Type of security	*Amount in PLN*	*Amount in foreign currency*	*Maturity*
Proxy rights to bank account	172 808	43 500 USD	31.01.2004
Proxy rights to bank account	915 000		31.01.2004
Proxy rights to bank account	118 740	30 000 USD	31.12.2003
Own bill of exchange, registered pledge	1 000		16.06.2004
Mortgage on real estate, bill of exchange in blanco, security on coal inventory, proxy right to bank account in Millenium Bank	7 000		06.10.2003
Bill of exchange, proxy right to bank account, declaration on execution, patronage list of KGHM Polska Miedź S.A.	7 500		08.09.2004
Letter of bank loan	2 322	525 EUR	31.12.2003
Mortgage on real estate, surrender of rights to insurance policy	1 687		30.06.2004
Contractual mortgage	1 000		20.12.2003
Own bill of exchange, registered pledge	1 340		20.12.2003
Contractual mortgage	15 000		without limit time
Security of DSI S.A.	1 500		31.03.2004
Registered pledge, surrender of rights to insurance policy, bill of exchange	65		23.07.2003

Own bill of exchange with bill of exchange declaration,proxy rights to regulate liabilities to bank by charging of current account	1 500	31.03.2004
Own bill of exchange in blanco with bill of exchange declaration	6 700	31.07.2006
Own bill of exchange in blanco with bill of exchange declaration	1 300	29.02.2004
Blockade on Treasury bills	313	28.09.2003
Blockade on Treasury bills	1 500	29.12.2003
Mortgage on real estate, blockade on bank account	450	24.01.2004
Surrender of debtors, bill of exchange in blanco	1 000	24.01.2004
Surrender of debtors	1 500	24.01.2004
Own bill of exchange, surrender of debtors	1 197	15.07.2003
Secured mortgage	950	31.03.2004
Secured mortgage	706	14.04.2007
Secured mortgage	900	31.12.2003
Secured mortgage	1 412	14.04.2007
Contractual mortgage	2 456	14.04.2007
Secured mortgage	2 300	31.03.2004
Secured mortgage	900	30.12.2003
Transfer of ownership to fixed assets	534	31.12.2003
Transfer of ownership to fixed assets	242	31.10.2005
Transfer of ownership to fixed assets	2 189	14.04.2007
Registered pledge on material inventories, own bill of exchange with bill of exchange declaration	3 125	31.10.2003
Surrender of rights to insurance policy	2 500	31.10.2003
Mortgage on real estate, proxy rights to bank account	2 000	31.10.2003
Proxy rights to current bank account, own bill of exchange with bill of exchange declaration, secured mortgage on real estate	600	12.08.2003
Transfer of ownership to fixed assets	405	12.08.2003

Note 23D.

SHORT TERM LIABILITIES DUE TO THE ISSUANCE OF FINANCIAL DEBT INSTRUMENTS						
Financial debt instruments by type	Nominal value	Interest conditions	Maturity	Guarantees	Additional rights	Other

EXEMPTION NUMBER: 82-4639

Note 24A.

CHANGE IN NEGATIVE GOODWILL	H1/2003	2002	H1/2002
Beginning of the period			
a) increase, due to:			
b) decrease, due to:			
Negative goodwill at the end of the period			

Note 24B.

OTHER ACCRUALS AND DEFERRED INCOME	H1/2003	2002	H1/2002
a) accruals	187 277	138 048	204 406
- long term accruals (by type)			
- short term accruals (by type)	187 277	138 048	204 406
- wages with charges	148 705	102 399	157 368
- environmental fees	80	30	127
- settlement due to unused vacations	14 899	15 429	17 862
- accounted for under other costs	16 124	18 793	21 630
- other	7 469	1 397	7 419
b) deferred income	7 719	12 404	2 031
- long term deferred income (by type)	2 628	2 601	2 508
- equivalent cash amounts obtained or due from clients	40	43	49
- cash and cash equivalents received for acquisition of fixed assets	2 425	2 558	1 711
- other	163		748
- short term deferred income (by type)	5 091	9 803	(477)
- equivalent cash amounts obtained or due from clients	7 644	12 383	1 819
- cash and cash equivalents received for acquisition of fixed assets	479	619	344
- other	(3 032)	(3 199)	(2 640)
Total other accruals and deferred income	194 996	150 452	206 437

Note 25.

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	H1/2003	2002	H1/2002
Shareholder's Funds	3 255 524	3 074 791	3 182 015
Shares outstanding	200 000 000	200 000 000	200 000 000
Net assets per share (in PLN)	16.28	15.37	15.91
Diluted number of shares			
Diluted net assets per share (in PLN)			

The value of net assets per share was calculated as the relation between shareholder's funds of the KGHM Polska Miedź S.A. Capital Group on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 26A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	H1/2003	2002	H1/2002
a) received guarantees, of which:			
- from subsidiaries			
- from co-subsidiaries			
- from associates			
- from signifficant investor			
- from dominant entity			
b) other (by type)			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
- of which: from subsidiaries			
- of which: from co-subsidiaries			
- of which: from associates			
- of which: from significant investor			
- of which: from dominant entity			
Total contingent debtors from related entities			

Note 26B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	H1/2003	2002	H1/2002
a) granted guarantees, of which:	25 082	19 954	17 231
- toward subsidiaries	20 625	15 934	13 222
- toward co-subsidiaries			
- toward associates	4 457	4 020	4 009
- toward significant investor			
- toward dominant entity			
b) other (by type)			
- bills of exchange			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
- of which: toward subsidiaries			
- of which: toward co-subsidiaries			
- of which: toward associates			
- of which: toward significant investor			
- of which: toward dominant entity			
Total contingent liabilities toward related entities	25 082	19 954	17 231

EXEMPTION NUMBER: 82-4639

EXPLANATORY NOTES TO THE CONSOLIDATED PROFIT AND LOSS ACCOUNT

Note 27A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2003	H1/2002
- copper, silver, gold and smelter by-products	2 155 980	2 057 410
- of which: from related entities		484
- energy	27 699	24 181
- of which: from related entities	267	256
- services	266 394	274 292
- of which: from related entities	1 788	1 771
- mining machinery, mining transport equipment and other equipment	7 965	7 095
- of which: from related entities	255	419
- other products	31 987	54 686
- of which: from related entities	2 324	2 854
Total net revenue from sale of products	2 490 025	2 417 664
- of which: from related entities	4 634	5 784

Note 27B.

NET REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	H1/2003	H1/2002
a) Domestic	904 762	955 782
- of which: from related entities	4 611	5 780
- copper, silver, gold and smelter by-products	589 789	608 716
- of which: from related entities		484
- energy	27 699	24 181
- of which: from related entities	267	256
- services	255 115	269 524
- of which: from related entities	1 765	1 767
- mining machinery, mining transport equipment and other equipment	5 020	5 890
- of which: from related entities	255	419
- other products	27 139	47 471
- of which: from related entities	2 324	2 854
b) Export	1 585 263	1 461 882
- of which: from related entities	23	4
- copper, silver, gold and smelter by-products	1 566 191	1 448 694
- of which: from related entities		
- energy		
- of which: from related entities		
- services	11 279	4 768
- of which: from related entities	23	4
- mining machinery, mining transport equipment and other equipment	2 945	1 205
- of which: from related entities		
- other products	4 848	7 215
- of which: from related entities		
Total net revenue from the sale of products	2 490 025	2 417 664
- of which: from related entities	4 634	5 784

Note 28A.

NET REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	H1/2003	H1/2002
- smelter products	4 492	15 312
- of which: from related entities		
- wastes and resale of material	5 438	6 955
- of which: from related entities	2	38
- fuels, gas	62 403	46 047
- of which: from related entities	558	554
- other	28 074	7 283
- of which: from related entities	2 586	1 300
Total net revenue from the sale of materials and goods for resale	100 407	75 597
- of which: from related entities	3 146	1 892

Note 28B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	H1/2003	H1/2002
a) Domestic	98 021	61 880
- of which: from related entities	3 146	1 892
- smelter products	2 146	1 546
- of which: from related entities		
- wastes and resale of material	5 438	6 955
- of which: from related entities	2	38
- fuels, gas	62 403	46 047
- of which: from related entities	558	554
- other	28 034	7 332
- of which: from related entities	2 586	1 300
b) Export	2 386	13 717
- of which: from related entities		
- smelter products	2 346	13 766
- of which: from related entities		
- wastes and resale of material		
- of which: from related entities		
- fuels, gas		
- of which: from related entities		
- other	40	(49)
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	100 407	75 597
- of which: from related entities	3 146	1 892

Note 29.

COSTS BY TYPE	H1/2003	H1/2002
a) Depreciation	249 168	256 186
b) Consumption of materials and energy	700 134	684 574
c) External services	424 766	453 096
d) Taxes and fees	128 755	130 173
e) Wages and salaries	644 527	570 416
f) Social insurance and other benefits	222 396	205 553
g) Other	42 103	38 929
- business trip	5 275	5 377
- advertising and promotion costs	8 333	9 325
- property and personnel insurance	10 027	11 274
- other costs	18 468	12 953
Total costs by type	2 411 849	2 338 927
Change in work in progress, finished goods, prepayments and accruals	(14 319)	52 376
Costs of production of products for internal use (negative value)	(63 889)	(81 693)
Selling costs (negative value)	(52 431)	(45 578)
General administration costs (negative value)	(274 599)	(288 507)
Costs of production of manufactured products sold	2 006 611	1 975 525

Note 30.

OTHER OPERATING INCOME	H1/2003	H1/2002
a) Release of provisions, due to:	14 213	20 791
- revaluation of acquisition costs for building of tailings pond	5 203	
- retirement and similar benefits	6 051	17 676
- forecast costs, losses	1 334	1 821
- other liabilities	1 625	1 294
b) other, due to:	29 424	64 383
- reversal of allowance for debtors and current assets	4 346	6 898
- penalties and damages paid to the company	3 907	2 874
- income from liquidation of fixed assets	727	360
- write-off of liabilities	904	379
- correction of real estate tax from prior year	3 493	44 756
- other	16 047	9 116
Total other operating income	43 637	85 174

Note 31.

OTHER OPERATING COSTS	H1/2003	H1/2002
a) Provisions created due to:	21 931	67 335
- future costs of mine closure		2 082
- retirement and similar benefits	16 215	18 946
- liabilities for mining royalty		15 408
- acquisition costs of site for building of tailings pond	3 083	19 556
- other future costs	2 633	11 343
b) other, due to:	23 145	8 393
- donations of current assets and monetary assets	4 384	499
- correction of real estate tax	2 258	
- compensation, penalties and damages	2 589	1 044
- other	13 914	6 850
Total other operating costs	45 076	75 728

REVALUATION OF NON-FINANCIAL ASSETS	H1/2003	H1/2002
a) liquidation of unused fixed assets	2 034	1 371
b) valuation of fixed assets under construction without economic effect	71	187
c) valuation of by-products and materials inventory to market price	1 892	595
d) allowance for doubtful debtors	6 011	11 354
e) allowance for questioned debtors	33 857	5 908
f) debtors related to operating activities from debtors under liquidation, bankruptcy or whose an application for bankruptcy has been rejected	706	55
Total revaluation of non-financial assets	44 571	19 470

Note 32A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	H1/2003	H1/2002
a) from related entities, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
b) from other entities	46 634	
Total financial income from dividends and share in profit	46 634	

Note 32B.

FINANCIAL INCOME FROM INTEREST	H1/2003	H1/2002
a) due to loans	5 781	8 717
- from related entities, of which:	11	3
- from subsidiaries	1	
- from co-subsidiaries		
- from associates	10	3
- from significant investor		
- from dominant entity		
- from other entities	5 770	8 714
b) other interest	11 115	23 087
- from related entities, of which:	1	268
- from subsidiaries		
- from co-subsidiaries		
- from associates	1	268
- from significant investor		
- from dominant entity		
- from other entities	11 114	22 819
Total financial income from interest	16 896	31 804

Note 32C.

OTHER FINANCIAL INCOME	H1/2003	H1/2002
a) foreign exchange gains		
- realised		
- unrealised		
b) release of provisions, due to:	1 876	139
- release of provisions for interest	1 876	139
c) other, of which:	7 401	49 264
- reversal of allowance for debtors	1 598	182
- revaluation of provision for mine closure costs	4 302	65 338
- corrections of interest accounted for in 2001		(17 665)
- valuation of embedded instruments	819	1 215
- other	682	194
Total other financial income	9 277	49 403

Note 33A.

FINANCIAL COSTS FROM INTEREST	H1/2003	H1/2002
a) from bank and other loans, of which:	50 780	76 601
- to related entities, of which:	8	231
- to subsidiaries		
- to co-subsidiaries		
- to associates	8	231
- to significant investor		
- to dominant entity		
- to other entities	50 772	76 370
b) other interest	(1 091)	8 462
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	(1 091)	8 462
Total financial costs from interest	49 689	85 063

Note 33B.

OTHER FINANCIAL COSTS	H1/2003	H1/2002
a) foreign exchange losses, of which:	49 970	60 923
- realised	3 546	12 415
- unrealised	46 424	48 508
b) provisions created, due to:	1 197	8 399
- State budget interest	1 197	8 382
- other interest		17
c) other, of which:	31 021	35 357
- allowance for debtors due to interest	15 652	98
- bank commission	1 596	11 930
- revaluation of provision for mine closure costs	7 378	9 090
- valuation of embedded instruments	3 388	3 990
- other	3 007	10 249
Total other financial costs	82 188	104 679

Note 34.

PROFIT (LOSS) ON SALE OF ALL/SOME SHARES HELD IN SUBORDINATED ENTITIES	H1/2003	H1/2002
a) profit from sale of shares		3 053
- in subsidiaries		3 053
- in co-subsidiaries		
- in associates		
b) loss from sale of shares		(4 069)
- in subsidiaries		
- in co-subsidiaries		
- in associates		(4 069)
Total profit (loss) on sales of all/some shares held in subordinated entities		(1 016)

EXEMPTION NUMBER: 82-4639

INFORMATION ABOUT THE RESULT OF WHOLE OR PARTIAL SALES OF SHARES HELD IN SUBSIDIARIES AND ASSOCIATES

During the reporting period there were no sales of shares in subsidiaries and associates

Note 35.

EXTRAORDINARY GAINS	H1/2003	H1/2002
a) profits resulting from accidents		
b) other, by type:	156	3 342
- damages and gratification received	45	2
- liquidation of mine and equipment	111	
- correction of costs from prior years		2 703
- other		637
Total extraordinary gains	156	3 342

Note 36.

EXTRAORDINARY LOSSES	H1/2003	H1/2002
a) losses resulting from accidents	46	191
b) other, by type:	897	1 859
- discontinuation of production	897	1 754
- other		105
Total extraordinary losses	943	2 050

Note 37A.

CURRENT TAXATION	H1/2003	H1/2002
1. Profit (loss) before taxation (consolidation)	167 560	42 595
2. Consolidation adjustments	(7 742)	(12 801)
3. Differences between profit (loss) before tax and tax base (by item)	95 027	168 334
- provisions created	226 049	256 526
- provisions released	(144 862)	(118 644)
- interest paid	6 894	4 321
- accrued interest, recovered on tax overpayment	(9 012)	(19 635)
- State budget interest and interest accrued on bank loans	(2 805)	14 051
- positive realised exchange rate differences	71	24 275
- positive accrued exchange rate differences	(26 275)	(14 164)
- negative realised exchange rate differences	(4 922)	(5 663)
- negative accrued exchange rate differences	58 270	73 062
- income from realised derivative transactions	98 351	89 309
- accrued income from derivative transactions	(156 793)	(216 159)
- costs of realised derivative transactions	(35 396)	(94 755)
- accrued costs of derivative transactions	103 579	106 522
- other	(18 122)	69 288
4. Tax base	254 845	198 128
5. Corporate income tax at the rate of 27%, 28%	64 777	87 136
6. Increases, waivers, reliefs, write offs and reductions of tax	61	(5 402)
7. Current corporate income tax charge disclosed in tax return for the period, of which:	68 826	80 861
- shown in profit and loss acount	68 826	80 861
- relating to the items, which decreased or increased shareholders' funds		
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 37B.

DEFERRED INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	H1/2003	H1/2002
- decrease (increase) due to the arise and reversal of temporary differences	(140)	(38 650)
- decrease (increase) due to changes in taxation rates		3 221
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		(70)
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision		(426)
- other elements of deferred tax (by type)		
Total deferred income tax	(140)	(35 925)

Note 37C.

TOTAL DEFERRED INCOME TAX	H1/2003	H1/2002
- recognised in shareholders' funds	29 824	(12 809)
- recognised in goodwill or negative goodwill		

Note 37D.

TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT DUE TO	H1/2003	H1/2002
- discontinued activity	(237)	(709)
- extraordinary items	24	34

The KGHM Polska Miedź S.A Capital Group is not a capital group as defined by tax regulations. The tax as shown in the consolidated profit and loss account is the sum of taxes from profit and loss accounts of fully consolidated entities adjusted by tax, arising from consolidation adjustments to the financial results:

INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	H1/2003	H1/2002
1. Taxation of Capital Group entities	66 808	45 810
KGHM Polska Miedź S.A. - dominant entity	59 378	39 520
CBPM Cuprum Sp. z o.o.	142	34
Dolnośląska Spółka Inwestycyjna S.A.	556	390
Energetyka Sp. z o.o.	476	(478)
Centrum Badań Jakości Sp. z o.o.	903	1 226
Pol-Miedź Trans Sp. z o.o.	1 478	1 455
KGHM Polish Copper Ltd		
KGHM Kupferhandels mbH	55	38
KGHM Metale S.A.	135	81
PHM KGHM Metraco Sp. z o.o.	1 287	903
DFM Zanam - Legmet Sp. z o.o.	374	67
ZM Legmet Sp. z o.o.		
Inova Sp. z o.o.		51
PeBeKa S.A.	1 844	1 871
Zakład Usług Wielobranżowych Sp. z o.o.		105
DKE - Oława Sp. z o.o.	7	431
Zakład Wyrobów Gumowych Sp. z o.o.		
Interferie Sp. z o.o.		
Polskie Centrum Promocji Miedzi S.A.	5	
Walcownia Metali Nieżelaznych Sp. z o.o.	81	116
PHP Mercus Sp. z o.o.	36	
PHU Lubinpex Sp. z o.o.	51	
2. Consolidation adjustments	1 878	(873)
3. Corporate income tax as shown in consolidated profit and loss account	68 686	44 937

Note 38.

OTHER CHARGES ON PROFIT (INCREASE LOSSES), DUE TO:	H1/2003	H1/2002
Total charges on profit (increase losses)		

Note39.

NET PROFIT (LOSS)	H1/2003	H1/2002
a) net profit (loss) of dominant entity	188 967	164 962
b) net profits (losses) of subsidiaries	(79 773)	(154 229)
c) net profits (losses) of co-subsidiaries		
d) net profits (losses) of associates	249	338
e) consolidation adjustments	(10 564)	(12 636)
Net profit (loss)	98 879	(1 565)

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES	H1/2003	H1/2002
a) profit (loss) for the period	98 879	(1 565)
b) distribution of profit (coverage of losses)	98 879	(1 565)
- transfer to reserve capital or from result of future years	98 879	(1 565)

Note 40.
INFORMATION USED IN THE CALCULATION OF PROFIT PER ORDINARY SHARE AND DILUTED PROFIT PER ORDINARY SHARE

Item	Description	Number of shares	Registration date	Rights to dividends	H1/2003	2002	H1/2002
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date			
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997			
3	Average weighted number of ordinary shares				200 000 000	200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				98 879	(214 734)	(847 107)
5	Net profit (loss)per share (in PLN)				0.49	(1.07)	(4.24)
6	Average weighted diluted number anticipated of ordinary shares						
7	Diluted net profit per share (in PLN)						

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. Capital Group for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CONSOLIDATED STATEMENT OF CASH FLOWS

Note Nr 1
to the Consolidated Statement of Cash Flows

STRUCTURE OF CASH AND CASH EQUIVALENTS
IN THE CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	443	564	121
2.	Cash at bank	64 724	34 882	(29 842)
3.	Other cash and cash equivalents:	99	1 273	1 174
	a) cash in transit	99	1 273	1 174
4.	Other monetary assets	158 295	321 747	163 452
	a) financial assets payable or callable within 3 months of the date they are received, issued, acquired or established - cash deposits, cheques, external bills of exchange and other financial assets	157 969	321 625	163 656
	b) interest from financial assets payable or callable within 3 months of the date they are received, issued, acquired or established	326	122	(204)
5.	Total cash and cash equivalents shown in the statement of cash flows (1+2+3+4)	223 561	358 466	134 905
5 a.	including those having limited rights of disposal	X	29 070	X

Note Nr 2
to the Consolidated Statement of Cash Flows

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

Change in provisions for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	44 541
2	Provisions due to deferred income tax - item recognised in shareholders' funds	29 824
3	Change in provisions in the cash flow statement (1-2)	14 717

Change in debtors for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	102 219
2	Long-term debtors from the balance sheet	(6)
3	Debtors due to investment activity	1 916
4	Change in debtors in the cash flow statement (1+2-3)	100 297

Change in liabilities (excluding bank and other loans)
for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
a	Short term liabilities in the balance sheet	1 204 123
b	Elimination of loans, debt securities and other securities in the balance sheet	(2 556)
1	Short term liabilities in the cash flows statement (a+b)	1 201 567
a	Loans in the balance sheet	865
b	Elimination of loans in the balance sheet	5 361
2	Loans in the cash flows statement (a+b)	6 226
3	Bank loans	1 228 574
a	Short term debt securities in the balance sheet	
b	Elimination of short term debt securities in the balance sheet	(9 317)
4	Short term debt securities in the cash flows statement (a+b)	(9 317)
a	Other short term financial liabilities in the balance sheet	19 291
b	Elimination of other short term financial liabilities in the balance sheet	1 400
5	Other short term financial liabilities (a+b)	20 691
6	Profit distribution to Social Fund (ZFŚS)	
7	Unpaid annual bonus	
8	Liabilities due to dividends	
9	Liabilities due to investing activities	(92 099)
10	Other long term liabilities	
11	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4-5-6-7-8-9+10)	47 492

Note Nr 2 - cont.
to the Consolidated Statement of Cash Flows

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

Change in prepayments and accruals for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	5
1	Accruals	44 544
2	Negative goodwill	
I	Change in accruals (1-2-3)	44 544

Item	Description	Change
1	Long term prepayments	(49 264)
2	Long term prepayments due to income tax - item recognised in shareholders' funds	(65)
3	Short term prepayments	(45 539)
II	Change in prepayments (1-2+3)	(94 738)
III	Change in prepayments in the cash flow statement (I+II)	(50 194)

Change in cash and cash equivalents for the period from 1 January 2003 to 30 June 2003

Item	Description	Change
1	2	3
1	Cash and cash equivalents from the balance sheet	135 388
2	Change in cash and cash equivalents due to exchange rate differences	483
3	Change in cash and cash equivalents in the cash flow statement (1-2)	134 905

EXEMPTION NUMBER: 82-4639

Note Nr 3
to the Consolidated Statement of Cash Flows

DESCRIPTION OF ADJUSTMENTS WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF OTHER ADJUSTMENTS FROM THE OPERATING, INVESTING AND FINANCING ACTIVITIES

Item	Financial statement item	H1/2003	H1/2002
I.	Other adjustments to operating activities	(35 060)	(196 148)
1	Revaluation of investment in financial assets (decrease)		(5 851)
2	Effects of changes in principles for creating provisions for mine closure costs, adapted to IAS		(164 781)
3	Consolidation adjustment	(53 738)	(16 284)
4	Foreign exchange rate differences arising on consolidation	951	2 557
5	Valuation of derivative instruments	23 029	(30 205)
6	Sales of products in Capital Group recognised as fixed assets	(51 135)	(51 052)
7	Reclassification of securities from financial assets to cash and cash equivalents	2 103	68 563
8	Reclassification of bank accounts from financial assets to cash and cash equivalents	13 094	
9	Reclassification of interest on loans from prepayments to financial assets		4 759
10	Reclassification of interest on loans from short term financial assets to cash and cash equivalents	3 157	
11	Value of fixed assets sold from an organised part of entity		7 764
12	Adjustment of cash flow due to hedging instruments respecting operating activities	32 922	(5 880)
13	Adjustment to revaluation reserve capital from realised and unrealised exchange rate differences	(8 862)	(18 604)
14	Adjustment due to a change in principles for valuing debtors and liabilities		10 313
II.	Other inflow from investing activities	466	615
1	Prepayments for tangible fixed assets under construction	462	615
III.	Other outflow from investing activities	(2 783)	(3 330)
1.	Advances for the acquisition of financial fixed assets		(1 313)
2	Expenditure on liquidation of tangible assets		(1 288)
3	Advances on fixed assets under construction	(2 112)	(728)
IV.	Other inflow from financing activities	0	0
V.	Other outflow from financing activities	0	(31)
1	Payments due to withdrawal of shareholders to increase of nominal value of share		(31)

KGHM Polska Miedź S.A. SA-PS 2003 in '000 PLN

REPORTING BY LINE OF BUSINESS AND GEOGRAPHICAL LOCATION

The KGHM Polska Miedź S.A. Capital Group functions within six types of operating sectors:

Segment I	Copper, precious metals, other smelter products – extraction, the processing of copper and precious metals, the production of non-ferrous metals, copper trade and copper promotion
Segment II	Telecommunications and computer services – the offering of telecommunications services, telecommunications, IT and computer services
Segment III	Mining work – mining and underground construction, building tunnels
Segment IV	Production and mining services – production of mining machinery and equipment, machinery repair, metals casting, maintenance and control of machinery and equipment, R&D work
Segment V	Transportation services
Segment VI	Other sectors, comprising the activities of Capital Group subsidieries which are not encompassed by segments I-IV.

The relatedness of sector products was used as criteria to establish the above segments. Revenues, costs, financial results and assets and liabilities were determined for all segments based on unified principles outlined in the Industry Accounting Principles in force in the KGHM Polska Miedź S.A Capital Group, as well as on the rules of IAS 14 „Segment reporting". The principles for establishing transfer prices in inter-segment trade are similar to general market conditions.

	Report item	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Adjust.	Total
1.	Segment revenues (sales to external clients)	2 260 189	191 636	31 678	20 566	72 369	58 832		2 635 270
2.	Segment revenues (sales to another segment)	13 104	2 109	64 943	43 744	113 846	79 111	(316 857)	
3.	Total segment revenues	2 273 293	193 745	96 621	64 310	186 215	137 943	(316 857)	2 635 270
4.	Segment costs (sales to external clients)	1 923 312	162 244	21 582	15 260	65 765	40 447		2 228 610
5.	Segment costs (sales to another segment)	12 252	1 906	62 385	41 315	110 455	78 561	(306 874)	
6.	Total segment costs	1 935 564	164 150	83 967	56 575	176 220	119 008	(306 874)	2 228 610
7.	Share of segment in financial result of subordinated entities valued by the equity method	987					(38)		949
8.	Segment result	338 716	29 595	12 654	7 735	9 995	18 897	(9 983)	407 609
9.	Revenues (outside of segment)								315 983
10.	Costs (outside of segment)								624 713
	Net financial results								98 879

	Report item	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Adjust.	Total
1.	Segment assets	4 599 039	1 685 850	77 894	68 953	194 644	408 262	(239 867)	6 794 775
2.	Segment investments in subordinated entities valued by the equity method	21 766					5 454	654	27 874
3.	Deferred tax asset							255 508	255 508
4.	Other assets (outside of segment)							1 104 616	1 104 616
5.	Total assets	4 620 805	1 685 850	77 894	68 953	194 644	413 716	1 120 911	8 182 773
6.	Segment shareholders funds and liabilities	6 031 773	308 592	87 715	54 773	191 669	584 416	(1 546 555)	5 712 383
7.	Provision for deferred tax							282 478	282 478
8.	Other shareholders funds and liabilities (outside of segment)							2 187 912	2 187 912
9.	Total shareholders funds and liabilities	6 031 773	308 592	87 715	54 773	191 669	584 416	923 835	8 182 773

	Report item	Segment I	Segment II	Segment III	Segment IV	Segment V	Segment VI	Adjust.	Total
1.	Investment expenditures	109 707	28 629	1 327	834	10 284	6 929		157 710
2.	Depreciation	153 665	72 422	3 658	2 030	8 579	10 322	(1 508)	249 168
3.	Other non-cash costs	53 097	7 231	2 839	1 958	707	3 265		69 097

KGHM Polska Miedź S.A. SA-PS 2003 in '000 PLN

DIVISION OF SEGMENTS BY GEOGRAPHICAL MARKET

The activities of segments II-VI are concentrated in Poland.
Segment I is located in Poland, and on the British, Austrian and Congo markets.

The structure of revenues from sales for Segment I is as follows for the following external markets:

- Poland	688 121
- Germany	546 360
- France	334 819
- Great Britain	217 275
- Czech Republic	110 481
- Austria	81 850
- Hungary	78 938
- China	16 256
- Other export markets	197 977

ADDITIONAL EXPLANATORY NOTES

TO THE CONSOLIDATED HALF - YEAR FINANCIAL REPORT

SA-PS 2003

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

INFORMATION ON FINANCIAL INSTRUMENTS

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Loans granted and own debtors *	Financial assets held to maturity	Financial assets saleable
1.	Beginning of the period	65 284	1 572 628	101 207	133 625	460 466
2.	Increase	2 488 567	1 149 508	83 381	12 565 991	13 529
	- acquisition, creation, drawing	2 371 679	66 052	80 424	12 532 581	9 901
	- valuation	9	6 520	24	168	
	- revaluation	116 229	12 188	2 682	259	107
	- reclassification		1 032 355			
	- other	650	32 393	251	32 983	3 521
3.	Decrease	2 339 036	1 117 699	82 800	12 400 776	9 436
	disposal, release, repayment	2 307 391	78 030	81 872	12 396 999	5 911
	- valuation	725	225	26		
	- revaluation	1 306			320	15
	- reclassification		1 032 120			
	- other	29 615	7 324	903	3 457	3 510
4.	End of the period	214 815	1 604 437	101 788	298 840	464 559
of which :						
4.1	presented in balance sheet with indication of item	214 815	1 604 437	101 788	298 841	464 559
	Other short term financial assets - derivative instruments held for trading	124 873				
	Other short term financial assets - embedded instruments	12 072			.	
	Other short term financial assets			125	5 510	7 005
	Other short term financial assets - shares	1 909				
	Short term financial assets - other securities, *financial debt instruments*	263			100	
	Long term liabilities-bank and other loans		13 150			
	Long term liabilities-other financial liabilities		5 759			
	Short term liabilities-bank loans		1 072 141			
	Short term liabilities-other financial liabilities		502 540			
	Other financial liabilities - embedded instruments		3 688			
	Other financial liabilities - derivative instruments held for trading		7 159			
	Long term financial assets-loans granted			98 050		
	Short term financial assets-loans granted			751		
	Short term financial assets-other securities, treasury bonds	75 698				
	Short term financial assets - unpaid interest on long term loans			2 682		
	Other cash assets - bank deposits				223 899	
	Other cash assets - unpaid interest on debt long term securities				88	
	Other cash assets - securities financed by the Social Fund				17 524	
	Long term securities					
	Trade debtors - debtors from derivative instruments			180		
	Long term financial assets - shares					454 582
	Long term financial assets - other securities				51 720	2 972
	Other					
4.2	*in off-balance sheet items*					

*from own debtors are excluded debtors and liabilities related to the physical delivery of goods

I. NOTES!

Presentation of hedging transactions:

Description	Financial assets - hedging transactions - derivative instruments	Financial liabilities - bank loans hedging transactions	Financial liabilities - hedging transactions - derivative instruments
Beginning of the period	126 513	882 506	5 929
Increase	99 742	10 448	41 426
- acquisition, creation, drawing	40 906		41 426
- valuation		10 448	
- revaluation	58 836		
-reclassification			
Decrease	51 459		24 182
- disposal, release, repaym ent	51 459		1 057
- valuation			
- revaluation			23 125
-reclassification			
End of the period	174 796	892 954	23 173

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE DOMINANT ENTITY

The main risk to which the dominant entity is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the dominant entity.

The dominant entity employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.

The dominant entity manages its price risk using forwards and options contracts. Some of the instruments used by the dominant entity create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the dominant entity enters into commodity swaps, which permit customers to be offered the requested price and the dominant entity to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the dominant entity always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the dominant entity since it impacts on the dominant entity's revenues from export contracts expressed in foreign currencies, while the basic currency for the dominant entity is the Polish złoty. Other revenues from the domestic sales contracts for products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the dominant entity actively manages the currency risk.

The dominant entity hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The dominant entity intends to protect in this way its future sales expressed in foreign currencies.
As its revenues are denominated in foreign currencies, the dominant entity also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The dominant entity did not hedge interest rate risk in the first half of 2003.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the dominant entity is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been recognised in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	30 June 2003 [in '000 PLN]	30 June 2002 [in '000 PLN]
Short term financial assets	311 741	78 434
Short term liabilities	34 020	53 281
Total	277 721	25 153

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		30 June 2003		30 June 2002	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Swaps - exchange of floating prices for fixed	I	1 167	(2 718)		(2 161)
Bought call and put options	II			2 512	
Written call and put options	III		(417)		(17 344)
Commodity instruments – silver					
Written call and put options	IV				(4 906)
Swaps - exchange of fixed prices for floating	V	13 004	(2 098)	6 379	
Swaps - exchange of floating prices for fixed	VI	28 468			(2 066)

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

Currency instruments					
Forwards	VII	82 234	(1 418)		
Written call and put options	VIII		(422)		(15 184)
CASH FLOW HEDGES					
Copper price risk					
Swaps - exchange of fixed prices for floating	IX		(3)	14	
Swaps - exchange of floating prices for fixed	X	27 889	(71)		
Bought put options and collar transactions	XI	38 610	(18 853)	2 433	
Silver price risk					
Swaps - exchange of floating prices for fixed	XII	13 590	(27)	2 597	(8 159)
Exchange rate risk					
Forwards	XIII	94 708	(4 305)	20 498	
Collar contracts	XIV			27 852	
EMBEDDED INSTRUMENTS IN AGREEMENTS					
Forwards	XV	11 654	(3 688)	13 571	(883)
Bought call and put options	XVI	417			
TOTAL INSTRUMENTS		311 741	(34 020)	75 856	(50 703)
TOTAL		277 721		25 153	

Other information in respect of derivative financial instruments

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The dominant entity does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the dominant entity's competitive position.

(I) Fair value of swap contracts for the notional volume of 26.7 thousand tonnes; expiry date June 2003 and settlement date July 2003

(II, III) Exercise price of written options ranges amount of 1605 USD/t. The net notional volume of outstanding option contracts amounts to– long position 2.3 thousand tonnes. The options settlement dates are in January 2004

(V) The notional volume of outstanding swaps is 22.9 mln troy ounces. The expiry dates for the contracts are between June 2003 and June 2004. The fixed prices range between 4.35 – 4.8 USD/troz

(VI) The notional volume of outstanding swaps is 24 mln troy ounces. The expiry dates for the contracts are between June 2003 and June 2004. The fixed prices range between 4.805 – 5.12 USD/troz

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

(VII) This item relates to transactions which initially represented a hedge of planned revenues from sales of the Company in the second -half of 2003. Prior to the balance sheet date opposite transactions were entered into and the net nominal position is 0.

(VIII) The nominal value of options written is 120 200 thousand USD. Besides, the Company uses joint strategies financing bought copper put options with written USD call options. The instruments expire over the second half of 2003. The exercise prices of options written range between 4.50 USD/PLN – 4.92 USD/PLN.

(IX) Fair value of swap contracts for the notional volume of 50 tonnes, expiry date in July 2003 and settlement date is August 2003. The swaps are a hedge of a probable future valid commitment to be sold. The date of realisation of these hedged items is July 2003.

(X) Fair value of swap contracts for the notional volume 114.4 thousand tonnes and realisation date between August 2003 and July 2004. The fixed prices range from 1580 – 1750 USD/tonne The swaps are a hedge of copper sell prices from future, highly probable physical transactions between July 2003 and June 2004 and from a probable future valid commitment to be sold, whose realisation date is in August 2003.

(XI) The notional volume of bought put options (including collar) amounts to 149 thousand tonnes. The expiry dates for these contracts have been set between July 2003 and June 2004. The notional volume of written call options for collar transactions amounts to 149 thousand tonnes. The expiry dates for these contracts have been set between July 2003 and June 2004. The exercise price of options bought and written ranges between 1645 –1785 USD/tonne. The options are a hedge of copper sell prices from future highly probable physical transactions in the period from July 2003 to June 2004.

(XII) The notional volume of outstanding swaps is 13.83 mln troy ounces. The expiry dates have been set from July 2003 to June 2004. The fixed prices range between 4.55119 – 4.94 USD/troz. The swaps are a hedge of sell prices from future highly probable physical transactions in the period from July 2003 to June 2004 and from a probable future valid commitment to be sold, whose realisation date is in July 2003.

(XIII) The nominal value of outstanding forwards is 516 000 thousand USD. Minimum exercise rate is 3.9900 USD/PLN, while the maximum exercise rate is 4.4680 USD/PLN. The expiry dates of forwards cover second half of 2003 and the whole of 2004. The forwards are a hedge of planned revenues from sales, and thus represent a hedge against the risk associated with future planned cash flow. The planned realisation dates for the hedged positions are the second half of 2003 and the whole of 2004.

(XV) The nominal value of outstanding forwards are as follows: for sell EUR contracts, 14 998 514 EUR; for buy/sell USD contracts, the net long position 3 604 250 USD. The realisation dates for EUR sell contracts are between July 2003 and June 2017. The exercise prices range between 4.0999 and 10.8794 EUR/PLN. The expiry dates for buy/sell USD contracts are between July 2003 and July 2007. The exercise prices range between 4.4248 and 5.8117 USD/PLN.

(XVI) Exercise price of bought sell options of 1605 USD/tonne. Nominal value – short position 2.3 thousand tonnes. The settlement date of these options is in January 2004.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1a

OTHER INSTRUMENTS

I. A loan granted by KGHM PM S.A. to Polkomtel S.A.
a) Loan conditions for Polkomtel SA:
- amount of loan granted – PLN 98 050 thousand
- interest – WIBOR 6 months (set for two days prior to the interest period)+ 5% margin
- maturity – 31 December 2006
- the most recent interest period began on 1 April 2003 and ends on 1 October 2003, interest rate for this period is 10.82%, and interest to be paid as at 1 October 2003 will amount to PLN 5 393 thousand.

b) Valuation as at 30 June 2003:
- for valuation a discount rate of 3-month WIBOR was used, which as at 30 June amounted to 5.32 % + a margin.

This loan was valued in the same manner as variable interest bonds, with a valuation to fair value as at 30 June 2003 of PLN 100 795 thousand.
(a detailed valuation is shown in Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the interest rate affect the value of all coupons.

II. Investment in the AIG Emerging Europe Infrastructure Fund

Based on valuation as at 31 December 2002, prepared based on the report of the Emerging Europe Infrastucture Fund, the value of this investment by the dominant entity was PLN 29 668 thousand, of which:

1. value of shares: PLN 25 780 thousand
2. value of credit granted: PLN 3 889 thousand

In the first half of 2003 the dominant entity obtained shares in the amount of PLN 22 339 thousand, paid a management fee of PLN 1 959 thousand and covered the cost of projects in the amount of PLN 312 thousand. The dominant entity earned PLN 658 thousand in interest from the credit granted.

Based on valuation as at 30 June 2003 the value of this investment by the dominant entity was PLN 51 687 thousand, of which:

1. value of shares: PLN 47 332 thousand
2. value of credit granted: PLN 4 355 thousand

III. Long term bank loan drawn by KGHM PM S.A. in Bank Handlowy w Warszawie SA.

a) Terms of the bank loan drawn in Bank Handlowy S.A.:
- amount of loan drawn: USD 30 000 thousand
- interest – 1-month LIBOR + 0.9% margin
- maturity: 31 December 2003*
- the most recent interest period began on 30 June 2003 and ends on 28 July 2003, with interest (LIBOR + margin) for this period of 2.02%, while interest paid as at 28 July 2003 will amount to USD 47 thousand.

* On 16 May 2003 Annex nr 2 was signed to the Credit Agreement, in which the final credit repayment date was changed, from 28 December 2004 to 31 December 2003.

b) Valuation as at 30 June2003:

- the LIBOR 1M discount rate was chosen for valuation, which on 30 June 2003 was 1.12 % + margin, and the FX sell rate of Bank Handlowy was 3.9580 PLN/USD.

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1a

Valuation was made in the same manner as for variable interest bonds, with a valuation to fair value of PLN 118 739 thousand (Table 1).
The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates of payments, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the interest rate affect the value of all coupons.
This credit is treated as a financial liability held for trading.

IV. Two-Currency, Revolving Syndicated Credit Agreement in Pekao S.A.

On 19 December 2001 the dominant entity entered into a Two-Currency, Revolving Syndicated Credit Agreement. This bank loan was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The loan limit is PLN 915 000 thousand and USD 43 500 thousand. The loan will be used as payment for acquisition of the bonds of Telefonia Dialog S.A. as well as payment for the acquisition of bonds on the secondary market. Maturity of this loan falls on 19 December 2002.

The costs of servicing this line of bank loan are as follows:

- interest on the loan granted is equal to 1-month LIBOR for USD-denominated tranches and 1-month WIBOR for PLN-denominated tranches,
- On 18 December 2002 Annex nr 2 was signed to the Credit Agreement on extending the repayment date of the loan. As a result of signing this Annex the final repayment date for this loan was changed to 31 January 2004.
- Annex nr 2 changed the interest conditions of the bank loan – the margin, which depends upon the level of financial ratios as set down in the Agreement, may range from 1.4% to 1.75% for tranches in USD and PLN.

As at 30 June 2003 KGHM Polska Miedź S.A. had drawn PLN 915 000 thousand and USD 43 500 thousand
a) Conditions for the bank loan drawn:
- amount of loan drawn: USD 43 500 thousand and PLN 915 000 thousand
- interest for USD: LIBOR 1-month + 1.4% margin, and for PLN: WIBOR 1- month + 1.4% margin,
- maturity: 31 January 2004.
- the final interest period began on 14 June 2003 and will end on 14 July 2003; interest paid as at 14 July 2003 will amount to USD 92 thousand and PLN 5 242 thousand.

b.) Valuation as at 30 June 2003:
- the discount rate of LIBOR 1M was used for valuation, which on 30 June 2003 amounted to 1.12% + margin, and the FX sell rate was 3.9726 PLN/USD.

The valuation method was used as above, the fair value of the USD tranche amounted to PLN 173 007 thousand (Table 1).
- the discount rate of WIBOR 1M was used for valuation, which on 30 June amounted to 5.32% + margin

The valuation method was used as above, the fair value of the PLN tranche amounted to PLN 917 849 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates of payment, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the interest rate affect the value of all coupons.
This bank loan is treated as a financial liability held for trading.

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.1a

Table 1 Valuation as at 30 June 2003

	Valuation of loan for Polkomtel S.A., in PLN	Valuation of bank loan in Pekao S.A., USD tranche	Valuation of bank loan in Pekao S.A., PLN tranche	Valuation of bank loan in BH S.A.(base 360 days)
Date of valuation	30 June 2003	30 June 2003	30 June 2003	30 June 2003
Date of interest payment	1 October 2003	14 July 2003	14 July 2003	28 July 2003
Interest coupon	PLN 5 393 thousand	USD 92 thousand	PLN 5 242 thousand	USD 47 thousand
Nominal value	PLN 98 050 thousand	USD 43 500 thousand	PLN 915 000 thousand	USD 30 000 thousand
Discount rate (WIBOR 3M, LIBOR 1M) + margin	10.32 %	2.52 % (base - 365 days)	6.72 % (base - 365 days)	2.02% (base - 360 days)
Discount Factor	0.9744	0.9990	0.9974	0.9984
FX sell rate		3.9726		3.9580
Fair Value	PLN 100 795 thousand	PLN 173 007 thousand	PLN 917 849 thousand	PLN 118 739 thousand

V. On 21 June 2002 a Credit Agreement for USD 200 000 thousand was entered into between KGHM Polska Miedź S.A. and the organisers of this bank loan: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a final payment date of 366 days after the signing of the agreement. This loan was drawn in order to finance the repayment of credit organised by Citibank International PLN and ABN AMRO BANK N.V. on 20 December 2000. On 18 June 2003 an understanding was signed for changing the final date of repayment to 22 July 2003. Other credit conditons remained unchanged.

Bank loan conditions:

- interest: 3-month LIBOR increased by a margin of 1.5%

Total bank loan servicing costs in 2003 were as follows:

- interest – USD 2 635 thousand.

Debt as at 30 June 2003 amounts to USD 181 342 thousand, the equivalent of PLN 720 145 thousand.

VI. On 10 April 2003 the dominant entity signed an agreement with BRE Bank S.A. for foreign-denominated working credit.

Bank loan conditions:

- amount of credit USD 30 mln
- interest: 1-month LIBOR + margin

As at 30 June 2003 the dominant entity had not drawn on this credit, while the final date on which the dominant entity may draw on this credit is 30 November 2003.

Saleable financial assets – the shares of Polkomtel S.A.

Information on shares:

- amount of shares of Polkomtel S.A held by KGHM Polska Miedź S.A.: 4 019 780 shares,
- nominal value of shares held: PLN 401 978 thousand,
- percentage of share capital of Polkomtel S.A held by KGHM Polska Miedź S.A.: 19.61%,
- book value of shares expressed as their purchase price: PLN 437 249 thousand.

This investment is treated as a long term investment, whose goal is the diversification of activities and the insuring of financial security to attain the strategic goals of the core business.

The shares of Polkomtel S.A. are not subject to public trading, as a result of which it is difficult to assess a market value for these shares. The value of the packet held by KGHM Polska Miedź S.A., based on the net asset value of Polkomtel S.A., is PLN 588 375 thousand.

Based on the accepted strategy of KGHM Polska Miedź S.A., the dominant entity also treats the investment in Polkomtel S.A. as a source of financial income. As a result, KGHM Polska Miedź S.A. is planning to participate in a distribution of profit earned by Polkomtel S.A. in the form of a dividend.

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

FINANCIAL INSTRUMENTS IN OTHER ENTITIES OF THE CAPITAL GROUP

Assets

- long term instruments
  - shares PLN 4 833 thousand
  - other securities PLN 3 004 thousand
- short term instruments
  - shares PLN 1 909 thousand
  - securities – treasury bonds PLN 75 698 thousand
  - debt and other securities PLN 42 180 thousand
  - short term bank deposit PLN 81 519 thousand
  - intrest on debt securities PLN 88 thousand
  - loans granted PLN 751 thousand

Shareholders funds and liabilities

- long term instruments
  - long term bank and other loans PLN 8 150 thousand
  - liabilities due to financing leasing PLN 1 633 thousand
- short term instruments
  - bank and other loans PLN 33 870 thousand
  - short term liabilities due to licence for telecomunication activities PLN 501 399 thousand

INFORMATION ON FINANCIAL ASSETS SALEABLE OR HELD FOR TRADING, VALUED AT THEIR ADJUSTED PURCHASE COST

Item	Description	Balance sheet value	Reasons for which fair value may not be reliably estimated	Possible range within which the fair value of these instruments may be found
1	2	3	4	5
1.	Financial assets saleable			
2.	Financial assets held for trading			

CHANGE IN VALUATION OF FINANCIAL ASSETS

The dominant entity does not change the estimation of fair value of financial assets to valuation at the adjusted purchase cost.

INFORMATION ON VALUATION ADJUSTMENTS OF FINANCIAL ASSETS DUE TO PERMANENT DIMINUTION IN VALUE

Item	Financial asset	Amount of adjustment in value, of which:	- recognised in financial result	- recognised in shareholders' funds	Reason for adjustment in value
1	2	3	4	5	6
1	Other securities - participation units	320	320		fair value estimation - under current conditons
2	Treasury bonds	15		15	change of market value
	Total	335	320	15	

KGHM Polska Miedz S.A. SA-PS 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR OWN DEBTORS FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Interest income during the financial period *				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	94				Financial assets held to maturity
2.	Loans granted	3 757	1	2 682		Loans granted and own debtors
3.	Own debtors (i.e. arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)					

*income from interest calculated based on interest rates arising from signed contracts

WRITE-OFFS REVALUING LOANS GRANTED OR OWN DEBTORS AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or own debtors due to permanent diminution in value

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES
FOR THE PERIODFROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Interest costs in financial period *			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading - short term loans which are not hedging transactions	34 287	3 050		
2.	Other short term financial liabilities - loans for hedging purposes	12 042	538		
3.	Other short term financial liabilities	679	230	16	
4.	Long term financial liabilities -long term bank loans – hedging transactions	944			

CASH FLOW HEDGES

The dominant entity accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in shareholders' funds. The amounts accumulated in shareholders' funds this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.

The tables below present changes to shareholders funds due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

AMOUNTS RECOGNISED IN SHAREHOLDERS FUNDS	30 June 2003 [in '000 PLN]
Revaluation reserve capital – hedging transactions against the commodities (copper, silver)	84 411
Revaluation reserve capital – hedging transactions against the exchange rate risk – forwards and options	170 666
Revaluation reserve capital – hedging transactions against the exchange rate risk – foreign currency credits	21 687
REVALUATION RESERVE CAPITAL - TOTAL	276 764

The effectiveness of hedging instruments used by the dominant entity in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	30 June 2003 [in'000PLN] Total
Accumulated result in shareholders funds achieved on cash flow hedging financial instruments, as at date of opening balance	166 107
Amount recognised in shareholders funds in the current financial period due to effective hedging transactions	191 053
Gains / losses transferred from equity to the profit and loss account in the financial period	80 396
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	276 764

INFORMATION ON INTEREST FROM LOANS GRANTED OR OWN DEBTORS REVALUED DUE TO PERMANENT DIMINUTION IN VALUE AS AT 30 JUNE 2003

Item	Description	Unrealised accrued interest from debtors subject to permanent diminution in value
1	2	3
1.	Loans granted	
2.	Own debtors (i.e. those arising from the granting of cash to a second party, contingent upon meeting the requirements of art.3 sec.1 p.23)	
I	Total	

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

CONTINGENT OFF - BALANCE SHEET LIABILITIES AND DEBTORS AS AT 30 JUNE 2003

Item	Type of liability	Total amount
1	2	3
1.	CONTINGENT DEBTORS	84 611
1.1	From related entities due to	
	- received guarantees	
1.2	From other entities due to:	84 611
	- received guarantees	14 830
	- contested State budget issues	43 992
	- bills of exchange debtors	25 609
	- other items	180
2.	CONTINGENT LIABILITIES	27 505
2.1	To subordinated entities subject to consolidation or valuation by equity method due to:	25 082
	- granted guarantees	25 082
2.2	To subordinated entities excluded from consolidation or valuation by equity method due to:	
	- granted guarantees	
2.3	To other entities due to:	2 423
	- granted guarantees	2 423
3.	OTHER due to:	328 610
	liabilities due to bills of exchange	24 850
	liabilities due to perpetual usufruct of land	203 514
	fixed assets and land used on the basis of rental and lease agreements	2 257
	fixed assets used on the basis of leasing agreements (not subject to depreciation)	3 746
	commitments due to implementation of R&D projects and other unrealised agreements	59 607
	liabilities to the State budget due to additional VAT assessment together with penalties and interest	24 103
	disputed issues, remaining under legal contention	8 577
	other items	1 956

*Apart from the disputed items above there are other issues for which the probability of liabilities arising is considered by the Management Boards of entities of the Capital Group as remote

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES AS AT 30 JUNE 2003

At the end of the first half of 2003 entities of the Capital Group had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

INFORMATION ON REVENUE, COSTS AND RESULTS OF ABANDONEND ACTIVITIES
FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Revenues	Costs	Result on abandoned activities
I.	Operations abandoned during the financial period - the liquidation of the indirectly subsidiary PEW Aquakonrad S.A.	500	507	(7)
-	the sale of an organised part of the company	500	507	(7)
II.	Activities foreseen as being abandoned in the following financial period			
III.	TOTAL (I+II)	500	507	(7)

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE OF THE CAPITAL GROUP
FOR THE PERIOD FROM 1 JANUARY 2003 TO 30 JUNE 2003

Item	Description	Amount
1.	Products transferred to tangible assets under construction	1 355
2.	Products transferred to inventories warehouse	7 939
3.	Costs of research work capitalised as intangible assets	35
4.	Other	1 992
TOTAL		11 321
Consolidation adjustment		52 568
TOTAL AFTER ADJUSTMENT		63 889

KGHM Polska Miedź S.A. SA-PS 2003 in '000 PLN

Additional Explanatory Notes
Note Nr 6

INCURRED AND PLANNED CAPITAL EXPENDITURE

Description	Incurred in the first half of 2003	Planned investments in the next 12 months
1	2	3
Tangible investments	160 680	789 101
of which: environmental protection	14 124	66 919
Equity investments	131 872	193 257

in ' 000 PLN

INFORMATION ON TRANSACTIONS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS IN THE FIRST HALF OF 2003

Item	Name of entity	Entity with which the transaction was concluded	Value of transaction			
			Sales and other transactions	Subject	Purchase and other transactions	Subject
1. Transactions concluded by KGHM Polska Miedź with direct subsidiaries						
	KGHM Polska Miedź S.A.	TUW "CUPRUM"			7 168	property insurance
	KGHM Polska Miedź S.A.	Energetyka Spółka. z o.o.			27 703	supply of heat, power and water
	KGHM Polska Miedź S.A.	CBPM "CUPRUM" Spółka. z o.o.			3 244	R&D and design works
	KGHM Polska Miedź S.A.	MCZ S.A.			4 321	medical services
	KGHM Polska Miedź S.A.	CBJ spółka. z o.o.			15 043	quality services
	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	303 987	intermediary services in copper and silver products sales		
	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	83 704	intermediary services in copper products sales		
	KGHM Polska Miedź S.A.	KGHM Metraco spółka. z o.o.	52 396	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	161 777	copper scrap, chemical materials and machines
	KGHM Polska Miedź S.A.	Pol-Miedź Trans spółka. z o.o.			110 499	transport services
2. Transactions concluded by KGHM Polska Miedź S.A. with indirect subsidiaries						
	KGHM Polska Miedź S.A.	PeBeKa S.A.	4 740	energy, services, materials	63 288	mining works
	KGHM Polska Miedź S.A.	WMN spółka z o.o.	4 711	copper cathodes		
	KGHM Polska Miedź S.A.	DFM Zanam – Legmet spółka z o.o.	2 479	energy, water, condensate	35 322	maintenance services, machines
	KGHM Polska Miedź S.A.	PHP Mercus spółka z o.o.			131 350	supply
	KGHM Polska Miedź S.A.	PHU Lubinpex spółka zo.o.			8 146	catering services
	KGHM Polska Miedź S.A.	INOVA spółka z o.o.			6 222	purchase of machines, maintenance and other services
3. Transactions concluded by subsidiaries of KGHM Polska Miedź S.A. with the entities from the Capital Group						
	DSI S.A.	DFM Zanam – Legmet spółka z o.o	11 833	the granting by DSI S.A. of a loan; the rollover of corporate bills	7 700	acquisition of debt bonds issued by the company
	DSI S.A.	Kwarce S.A.	3 311	the granting by DSI S.A. of a loan		
	KGHM Metale S.A.	WFP Hefra S.A.	3 277	the rollover of corporate debt bills and other	3 300	acquisition of discount bonds and other
	DSI S.A.	PeBeka S.A.	3 084	didvidend received from PeBeKa S.A.		
4. Transactions concluded by KGHM Polska Miedź S.A. with direct associates						
	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			5 806	purchase of materials
5. Transactions concluded by KGHM Polska Miedź S.A. with indirect associates						
	KGHM Polska Miedź S.A.	WM "Łabędy" S.A.			3 006	purchase of coal and other
6. Transactions of Capital Group entities with management or supervisory personnel of the issuer, their spouses, siblings, close blood relations or other closely related persons						
			none		none	

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER
AS AT 30 JUNE 2003

Item	Name of entity	Degree of management control %	Mutual debtors	Mutual liabilities	Mutual operating and financial costs	Mutual operating and financial revenues	Mutual investment
1	2	3	4	5	6	7	8
1.	KGHM Polska Miedź S.A.	dominant entity	87 065	1 470 595	493 170	453 014	
2.	CBPM Cuprum Sp. z o.o.	100.00	613	2 173	5 209	113	
3.	KGHM Polish Copper Ltd.	100.00	6 990		3	303 987	
4.	Dolnośląska Spółka Inwestycyjna S.A.	100.00	11	13 966	595	227	
5.	Miedziowe Centrum Zdrowia S.A.	100.00	148	938	4 957	425	
6.	KGHM Metale S.A.	100.00	1 614	524	804	751	1 361
7.	Energetyka Sp. z o.o.	100.00	44 792	3 970	28 364	2 567	
8.	Centrum Badań Jakości Sp. z o.o.	100.00	150	2 583	15 244	1 607	
9.	KGHM Kupferhandelsges mbH.	100.00	45 308			83 780	
10.	Pol-Miedź Trans Sp. z o.o.	100.00	582	8 361	113 875	2 918	
11.	Telefonia Dialog S.A.	100.00	90	35 598	2 082	49 961	1 372 647
12.	KGHM Congo sprl	99.98	27 633		391	62	759
13.	KGHM Metraco Sp. z o.o.	98.96	7 312	21 185	164 773	52 935	
14.	Zagłębie Lubin Sportowa Spółka Akcyjna	66.68	60	14	844	89	
15.	Interferie Sp. z o.o.	100.00	11 214	679	1 721	911	
16.	Zakład Wyrobów Gumowych Sp. z o.o.	100.00	433	481	262	46	1 100
17.	Przedsiębiorstwo Budowy Kopalń PeBeKa S.A.	100.00	1 815	15 180	63 883	10 834	
18.	DFM Zanam - Legmet Sp. z o.o.	100.00	4 386	11 196	37 445	5 283	8 000
19.	Inova Sp. z o.o.	100.00	2 550	2 249	6 789	745	
20.	Kwarce S.A.	100.00	143	27	49	37	4 397
21.	Dolnośląska Korporacja Ekologiczna - Oława Sp. z o.o.	50.33	3 140	309	453	232	
22.	Warszawska Fabryka Platerów HEFRA S.A.	96.61	410	20	34	793	
23.	PEW Aquakonrad S.A.	84.11	2	1 869	103	1 196	
24.	Walcownia Metali Nieżelaznych Sp. z o.o.	73.91	5	191	1 182	4 882	
25.	Polskie Centrum Promocji Miedzi S.A.	70.83	40			111	
26.	PHP Mercus Sp. z o.o.	100.00	2 622	22 077	129 041	7 505	
27.	PHU Lubinpex Sp. z o.o.	80.00	1 187	2 300	9 159	1 246	
28.	PU Mercus Serwis Sp. z o.o.	46.27	5	78	213	51	
29.	PHU Mercus Bis Sp. z o.o.	23.14	56	161	24	24	
30.	TUW Cuprum	96.20	26	1 509	4 452	92	
31.	Fosroc-Ksante Sp. z o.o.	30.00	28	1 105	5 562	955	
32.	Agrea - Lubin S.A.	49.30	14			308	
33.	Naturopak Sp. z o.o.	27.50	5			6	
34.	Walcownia Metali Łabędy S.A.	34.11		3 155	16 125	312	
35.	Energomedia Łabędy Sp. z o.o.	34.11	4	44	174	23	
36.	Walcownia Blach Sp. z o.o.	34.11	5				
	Total	X	250 458	1 622 537	1 106 982	988 028	1 388 264

INFORMATION ON JOINT VENTURES IN THE FIRST HALF OF 2003 EXCLUDED FROM CONSOLIDATION

In the first half of 2003 entities of the Capital Group did not have joint ventures with other entities

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

AVERAGE EMPLOYMENT IN CAPITAL GROUP IN THE FIRST HALF OF 2003 BY TYPE

Description	Average employment
Employment in total	26 943
of which: 1. Employees:	26 527
white-collar workers	8 035
blue-collar workers	18 492
2. Trainees	301
3. Persons on maternity leave or unpaid leave	116

in ' 000 PLN

Additional Explanatory Notes
Notes Nr 10 and 11

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF THE DOMINANT ENTITY OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP IN THE FIRST HALF OF 2003

Table I

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration, together with profit sharing, paid by the issuer:	1 944	306
1.1	by contract, for the fulfilment of management and supervisory functions in the first half of 2003, relating to the period in office*	1 308	167
1.2	for recalled members of the Management Board beyond the period in office	520	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	116	139
2.	Remuneration, together with profit sharing, paid by the issuer's subsidiaries and associates due to the fulfilment of supervisory functions and due to other contracts	179	67
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship with management or supervisory personnel.	none	
4.	Advances, credit, loans and guarantees granted to management and supervisory personnel.	none	

**The monthly remuneration of Supervisory Board members was established based on a resolution of the Ordinary General Meeting dated 29 May 2003, being:*

- *for the Chairman of the Supervisory Board, 2.5 times the average monthly pre-tax wage in the commercial sector, without profit sharing, for the last month of the prior quarter, and*
- *2.2 times the wage as calculated above for the Deputy Chairman, and 2 times the wage for the remaining members of the Supervisory Board*

REMUNERATION FOR MANAGEMENT AND SUPERVISORY PERSONNEL OF SUBSIDIARY AND ASSOCIATED ENTITIES OF THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP, PAID OR PAYABLE IN THE FIRST HALF OF 2003

TableII

	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Total remuneration for management and supervisory personnel of KGHM Polska Miedź S.A.Capital Group subsidiaries and associated entities	10 726	1 959
1.1	Remuneration together with profit sharing, due to agreement (contract) for the fulfilment of management and supervisory functions related to the period in office *	9 885	1 899
1.2	Remuneration from all other agreements, including for recalled members of the Management Board beyond the period in office	841	60

** Remuneration in these companies is shown together with remuneration obtained by members of the Management and Supervisory Boards of KGHM Polska Miedź S.A. for service in management and supervisory bodies of subsidiaries and associated entities*

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR THE FIRST HALF OF 2003

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Creation of allowance for debtors due to additional VAT assessment for 2000 and VAT correction for 2002	(42 729)
2.	Refund of insurance premiums	4 241
3.	Settlement of income and other taxes for prior years	770
4.	Adjustment of allowance for debtors from State budget, after correction of additional tax assessment after a tax audit	594
5.	Other adjustment to costs related to prior years	(590)
6.	Real estate tax - settlement for prior years	1 540
7.	Interest on additional tax assessment and tax refund	(131)
8.	Corrections of adjustments in value of assets in prior years	(25)
9.	Corrections of sales from prior years	(470)
	TOTAL	(36 800)

KGHM Polska Miedź S.A. SA-PS 2003 in ‘ 000 PLN

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2003

1. Acquisition of bonds of Telefonia Dialog S.A.

On 15 July 2003 KGHM Polska Miedź S.A. acquired bonds of its subsidiary Telefonia Dialog S.A. for a total nominal amount of PLN 1 379 800 thousand under the following conditions:

- 2 940 bonds having a total nominal value of PLN 294 000 thousand acquired for the period from 15 July 2003 to 17 July 2006. The bonds bear an interest rate of WIBOR 1M from the day preceeding the interest payment date,
- 9 150 bonds of series XXI having a total nominal value of PLN 915 000 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%,
- 1 708 bonds of series XXII having a total nominal value of PLN 170 800 thousand acquired for the period from 15 July 2003 to 18 December 2006. The bonds bear an interest rate of WIBOR 1M+ a margin of 1.4%.

This issuance of bonds supersedes the current issue having a total value of PLN 1 209 000 thousand and USD 43 500 thousand, with a maturity of 15 July 2003.

2. Two-currency credit agreement.

On 18 July 2003 a two-currency credit agreement was signed in the amount of PLN 471 130 thousand and USD 159 500 thousand, between KGHM Polska Miedź S.A. and Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A., and a consortium of other banks. The final repayment date for this credit was set at 18 July 2006.
On the date the agreement was signed the credit bore an interest rate of LIBOR/WIBOR + 2.20%. In later periods the margin will vary within a range of 0.5%-2.50% depending on the level of financial indicators as provided by the Company (beginning with data for the financial year ending 31 December 2003). This credit will be used to refinance liabilities in the amount of PLN 915 000 thousand and USD 43 500 thousand which arose from the signing of an agreement on 19 December 2001 for a two-currency, revolving syndicated line of credit organised by the banks Bank Polska Kasa Opieki S.A. and Powszechna Kasa Oszczędności Bank Polski S.A.

3. Credit agreement.

On 18 July 2003 a credit agreement was signed in the amount of USD 200 000 thousand between KGHM Polska Miedź S.A. and ABN Amro Bank NV, Bank Polska Kasa Opieki S.A. and CITIBANK NA and a consortium of other banks.
On the date the agreement was signed the credit bore an interest rate of LIBOR + 2.20%. In later periods the margin will vary within a range of 0.5-2.50% depending on the level of financial indicators as provided by KGHM Polska Miedź S.A. (beginning with data for the financial year ending 31 December 2003). The dominant entity is obligated to pay back this credit in 58 unequal monthly installments, payable on each of the dates as set down in the agreement. Repayment of the first installment must be made three months after the signing of the agreement, with following installments being paid monthly, beginning from that date. The final installment must be paid on the final repayment date of 18 July 2008. This credit will be used for purposes related to the refinancing of current debt in the amount of USD 181 342 thousand which arose from the signing of a credit agreement on 21 June 2002 with ABN Amro Bank NV and J.P.Morgan, as well as for general business purposes.

KGHM Polska Miedź S.A. SA-PS 2003 in ' 000 PLN

4. Cathode sales agreement for GLENCORE INTERNATIONAL AG.

On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG (Switzerland). Value of the transaction is estimated at USD 259 800 thousand, or PLN 1 023 500 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and GLENCORE INTERNATIONAL AG amounts to USD 273 656 thousand, or PLN 1 078 083 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

5. Cathode sales agreement for Pechiney Trading France

On 15 July 2003 an agreement was signed for the sale of copper cathodes in the years 2004-2008, between KGHM Polska Miedź S.A. and Pechiney Trading France. Value of the transaction is estimated at USD 181 860 thousand, or PLN 716 401 thousand. This estimated value was calculated based on copper prices on the LME and on the National Bank of Poland PLN/USD exchange rate from 15 July 2003. The agreement provides for contractual penalties for late payments. The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Pechiney Trading France amounts to USD 208 403 thousand, or PLN 820 962 thousand. The agreement signed on 15 July 2003 is the highest-value agreement.

6. The merger of companies

On 1 August 2003 the Regional Court for Wrocław Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration registered the merger of the indirectly subsidiary companies INOVA Centrum Innowacji Technicznych Sp. z o.o. and Zakład Wyrobów Gumowych Sp. z o.o. through the transfer of all of the assets of Zakład Wyrobów Gumowych Sp. z o.o. to INOVA Centrum Innowacji Technicznych Sp. z o.o. As a result of this merger the share capital of INOVA Centrum Innowacji Technicznych Sp. z o.o. was increased by PLN 2 350 thousand through the creation of new shares. The shares in the increased share capital were obtained by the existing shareholder of both companies – Dolnosląska Spółka Inwestycyjna S.A. (a subsidiary of KGHM Polska Miedź S.A.).

7. Promise to cancel licensing liabilities

On 18 August 2003 Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) received a decision of the Minister of Infrastructure dated 7 August 2003 regarding the cancellation of liabilities due to licensing fee instalments and prolongation fees, in which the Minister of Infrastructure gave the company a promise to cancel outstanding fees based on the obtaining of a licence to provide telecommunications services amounting to EUR 117 850 thousand (the equivalent of PLN 516 301 thousand based on the average NBP rate of 7 August 2003) and on prolongation fees amounting to PLN 21 704 thousand (the equivalent of EUR 4 954 thousand, based on the NBP rate of 7 August 2003), which were set in connection with earlier, deferred dates for the payment of licensing fees instalments.
Cancellation of these fees will take place following a review of the investment expenditures incurred, documented in accordance with art. 8 of the law dated 23 November 2002 on the restructuring of licensing liabilities of fixed-line public telephone network operators (Journal of Laws from 2002, Nr 233, item 1956). In addition, the Minister of Infrastructure has deferred to 30 September 2004 the deadline for payment of the above-mentioned licensing and prolongation fees.

Additional Explanatory Notes
Note Nr 14

INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE DOMINANT ENTITY AND THE DOMINANT ENTITY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND SHAREHOLDERS FUNDS AND LIABILITIES.

The legal antecedent of the dominant entity of the KGHM Polska Miedź S.A. Capital Group was a State-owned enterprise Kombinat Górniczo - Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Additional Explanatory Notes
Note Nr 15

INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The consolidated financial statements and comparative financial data are not subject to correction due to inflation.

Additional Explanatory Notes
Note Nr 16

CHANGES TO DATA SHOWN IN THE CONSOLIDATED FINANCIAL REPORT AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED CONSOLIDATED FINANCIAL REPORTS

There are some differences between the presented financial report and comparative financial data versus those previously published for the first half of 2002 arising from the restatement of comparable periods to the accounting principles and methodology introduced at the end of 2002 and in force from 1 January 2002.

	as at 30 June 2002
Value of assets per previously published data	8 043 043
Adjustments due to changes in methodology:	97 841
1. increase of fixed assets by the future cost of their liquidation as a result of changes in the methodology of creating provisions for future mine closure costs	76 258
2. deferred income tax assets due to temporary differences arising due to changes in the methodology of creation of provisions for future mine closure costs	9 696
3. write – off of depreciation due to future mine closure costs, capitalised as fixed assets	(1 382)
4. valuation of embedded instruments	570
5. deferred income tax assets due to temporary differences arising due to valuation and settlement of embedded instruments	344
6. creation of a provision for debtors in the financial result from prior years	(1 265)
7. creation of a tax asset due to actuarial provision	620
Value of assets after restatement to the new methodology	8 140 884

Value of shareholders' funds and liabilities per previously published data	8 043 043
Adjustments due to changes in methodology	97 841
1. settlement under retained profit from prior years of the effects of changes in the accounting principles due to:	
- creation of provisions for future mine closure costs	(88 523)
- valuation of embedded instruments	11 366
- valuation of liabilities denominated in foreign currencies based on principles in force from 1.01.2002	10 936
- creation of allowance for debtors	(1 265)

	- revaluation of provisions for employee benefits	21
	- creation of deffered tax assets	620
2.	settlement under current financial result of the effects of changes in the methodology of :	
	- creation of provisions for future mine closure costs	64 374
	- valuation and settlement of derivative instruments	(2 128)
3.	revaluation of actuarial provisions	(21)
4.	provisions for future mine closure costs	108 719
5.	deffered income tax provision due to temporary differences due to valuation of embedded instruments	3 795
6.	short term liabilities due to valuation of embedded instruments	883
7.	the valuation of long term liabilities denominated in foreign currencies based on principles in force from 1 January 2002	(3 248)
8.	the valuation of short term liabilities denominated in foreign currencies based on principles in force from 1 January 2002	(7 688)
Value of shareholders' funds and liabilities after restatement to the new methodology		8 140 884

Additional Explanatory Notes
Note Nr 17

CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

In the current financial period there have been no changes in accounting principles.

Additional Explanatory Notes
Note Nr 18

CORRECTIONS TO BASIC ERRORS, THEIR CAUSE, DESCRIPTION AND IMPACT ON THE FINANCIAL RESULT

None

Additional Explanatory Notes
Note Nr 19

GOING CONCERN CONSIDERATION

The statements of the Capital Group have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future. The subsidiary PEW Aquakonrad S.A. *remains in process of liquidation, the activities of which have no significant* impact on the turnover and results of the Capital Group.

Additional Explanatory Notes
Note Nr 20

MERGER OF COMPANIES

On 6 June 2003 as a result of the merger of the companies DFM Zanam Sp. z o.o. and ZM Legmet Sp. z o.o. the company DFM ZANAM-LEGMET Sp. z o.o. was created. This merger was carried out in accordance with art. 492 of the Commercial Partnerships and Companies Code through the transfer of all of the assets of ZM Legmet Sp. z o.o. to DFM ZANAM-LEGMET Sp. z o.o. Settlement of this merger by takeover was done by the combaining of shares method pursuat to in accordance with art. 44 c of the accounting law.

In exchange for the assets of ZM Legmet Sp. z o.o., Dolnosląska Spólka Inwestycyjna S.A., which is a lower-level dominant entity, received 80 000 shares having a nominal value of PLN 50 per share of the company DFM ZANAM-LEGMET Sp. z o.o. and PLN 4 916.83 in cash.

As a result of this merger the company ZM Legmet Sp. z o.o. was removed from the commercial register. The subject of activity of the removed company was the production of mining machinery and equipment, and the smelting of metals.

Revenues and costs, profits and losses of the merged companies
from 1 January 2002 to 6 June 2003, i.e. until the merger date

Profits and loss account items	ZM Legmet Sp. z o.o.	DFM Zanam Sp. z o.o.
Revenue from the sale	23 693	24 566
Cost of product, goods and materials sold, selling costs, general administrative costs	23 025	24 198
Other operating income	201	347
Other operating costs	1 732	34
Financial income	165	69
Financial costs	605	383
Result on extraordinary items		
Taxation	17	147
Net profit(loss)	(1 320)	221

Changes in shareholders' funds of the merged companies

Shareholders funds items	ZMLegmetSp. z o.o.	DFM Zanam Sp. z o.o.
1. Share capital		
As at 1 January 2003	6 480	8 035
As at 6 June 2003	6 480	8 035
2. Reserve capital As at 1 January 2003	1 374	697
Changes in the period – payment to capital		2 025
Changes in the period – transfer from profit distribution for 2002	19	148
As at 6 June 2003	1 393	2 870
3. Revaluation reserve capital As at 1 January 2003	1 383	2 329
As at 6 June 2003	1 383	2 329
4. Loss from prior years		
As at 1 January 2003	(3 328)	(4 026)
Distribution of profit for 2002 to reserve capital and dividend	(19)	(548)
As at 6 June 2003	(3 347)	(2 727)
5. Net profit(loss) as at 6 June 2003	(1 320)	221
6. Shareholders funds as at 6 June 2003	4 589	10 728

Additional Explanatory Notes
Note Nr 21.1

DATE OF PREPARATION OF FINANCIAL REPORT

The financial report of all subordinated entities subject to consolidation has been prepared as at 30 June 2003.

Additional Explanatory Notes
Note Nr 21.2

ADJUSTMENTS DUE TO DIFFERENT VALUATION PRINCIPLES AND METHODOLOGY

There were no adjustments in the consolidated financial report due to different valuation principles and methodology, as those entities included in the consolidated financial report apply methodology and principles in accordance with those applied by the dominant entity, KGHM Polska Miedź S.A.

Additional Explanatory Notes
Note Nr 22

EXCLUSION OF SUBORDINATED ENTITIES

There were no exclusions of subordinated entities from the consolidated financial report based on separate laws.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
26 September 2003	Stanisław Speczik	President of the Management Board	
26 September 2003	Grzegorz Kubacki	Vice President of the Management Board	
26 September 2003	Jarosław Andrzej Szczepek	Vice President of the Management Board	
26 September 2003	Tadeusz Szeląg	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
26 September 2003	Jacek Sieniawski	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE ACTIVITIES OF THE CAPITAL GROUP IN THE FIRST HALF OF 2003

Lubin, September 2003

TABLE OF CONTENTS

1. ACTIVITIES OF THE CAPITAL GROUP IN THE FIRST HALF OF 2003

1.1 DESCRIPTION OF CHANGES IN EQUITY COMMITMENT IN THE KGHM POLSKA MIEDŹ S.A. CAPITAL GROUP AND OTHER EQUITY INVESTMENTS

The following events took place in the first half of 2003 in the KGHM Polska Miedź S.A. Capital Group:

The acquisition of shares in the increased share capital of companies

KGHM Polska Miedź S.A.

- **KGHM Metale S.A.**

  On 17 June 2003 an increase in the share capital of this company by PLN 20 000 thousand was registered by the court. All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covering the acquisition by cash. The share capital of this company after registration amounts to PLN 159 374 thousand. KGHM Polska Miedź S.A. owns 100% of this entity.
  The increased capital of KGHM Metale S.A. was designated for the following purposes: PLN 10 000 thousand for the financing by the company of investments towards the production of road building material based on de-copperised slag from the Głogów Smelter and PLN 10 000 thousand for the purchase of a total of 4 655 shares of PHP "MERCUS" - spółka z o.o.

- **Telefonia DIALOG S.A.**

  In the first half of 2003 KGHM Polska Miedź S.A. made payments due towards the share capital of Telefonia Dialog S.A. in the total amount of PLN 65 000 thousand. The remaining amount due of PLN 35 000 thousand will be paid in the second half of 2003.

- **INTERFERIE Spółka z o.o.**

  In the first half of 2003 there was an increase in the capital of INTERFERIE Spółka z o.o. - an entity belonging to the DSI S.A. Capital Group, in the total amount of PLN 3 000 thousand. These shares were obtained equally by KGHM Polska Miedź S.A. and CBJ sp. z o.o. The current ownership structure of INTERFERIE Spółka z o.o. is as follows: DSI S.A. owns 92.10% of the share capital, while KGHM Polska Miedź S.A. and CBJ sp. z o.o. – each own 3.95% of the share capital.

Companies of the KGHM Metale S.A. Group

On 11 April 2003 the Ordinary General Meeting of **Hefra S.A.** resolved to increase the share capital of the company by PLN 8 030 thousand. All shares were obtained by KGHM Metale S.A. Minority shareholders were excluded from the right of first refusal for the new shares. KGHM Metale S.A. owns 96.61 % of the share capital of Hefra S.A. Following the increase its capital amounts to PLN 23 630 thousand. This change has not yet been registered by the court.

The acquisition of shares.

KGHM Polska Miedź S.A.

On 25 March 2003 KGHM Polska Miedź S.A. acquired 66.68% of the shares of **„Zagłębie" Lubin Sportowa Spółka Akcyjna** for PLN 5 000 thousand

KGHM Metale S.A.

On 9 May 2003 an agreement was signed for the sale of shares of PHP "MERCUS" - spółka z o.o. between KGHM Metale S.A., and FLT— Metall HmbH and Ostrana Internationale HmbH. Pursuant to this agreement, KGHM Metale S.A. on 10 June 2003 paid PLN 10 000 thousand for shares of the company „MERCUS". As a result of this transaction KGHM Metale S.A. owns 8 875 of the shares of PHP "MERCUS" - spółka z o.o., representing 100 % of the share capital of this company.

DSI S.A.

On 28 February 2003 DSI S.A. acquired 50 shares of „KWARCE" S.A. from a minority shareholder of the company. Currently DSI S.A. owns 100% of the share capital of this company.

Reductions of share capital

KGHM Polska Miedź S.A.

- **„TUW-CUPRUM"**

  In June 2003 the Extraordinary General Meeting of „TUW-CUPRUM" resolved to reduce the share capital of this insurance association through the retirement of shares belonging to one of the members of the association. Following this reduction the share capital amounts to PLN 10 128 thousand. The nominal value of shares belonging to KGHM Polska Miedź S.A. remains unchanged at PLN 9 500 thousand. There was however a percentage change in the ownership share of KGHM Polska Miedź S.A. – this increased to 93.80 %. This reduction in capital was registered by the court in August 2003.

The valuation of shares in accordance with the Corporate Partnerships and Companies Code

KGHM Metale S.A.

On 1 July 2003 the court registered the transformation of the company Polskie Centrum Promocji Miedzi S.A. (joint stock company) into Polskie Centrum Promocji Miedzi sp. z o.o. (limited liability company). Due to the fact that not all of the shareholders transferred their ownership into the transformed company, there was also a change in the amount and structure of the share capital. Currently the share capital of PCPM sp. z o.o. amounts to PLN 105 thousand. KGHM Metale S.A. owns 26 shares, representing 74.29% of the share capital of PCPM sp. z o.o.

Dividends received

by KGHM Polska Miedź S.A.

In the first half of 2003 KGHM Polska Miedź S.A. received a total of PLN 47 768 thousand in dividends, of which from:

- Polkomtel S.A. PLN 46 509 thousand,
- Centrum Badań Jakości sp. z o.o. PLN 700 thousand,

- FOSROC – KSANTE Spółka z o.o. PLN 434 thousand *,
- Polskie Towarzystwo Reasekuracyjne S.A. PLN 125 thousand **.

* - dividend for the year 2002 for KGHM Polska Miedź S.A. amounts to PLN 658 thousand, of which PLN 224 thousand was paid in October 2002, in the form of an advance payment on the dividend.
** - the dividend was received on 7 August 2003.

by KGHM Metale S.A.

Based on a resolution dated 25 March 2003 of the Ordinary General Meeting of PHP "MERCUS" - spółka z o.o. in Polkowice, KGHM Metale S.A. on 30 April 2003 received a dividend in the amount of PLN 547 thousand.

Dolnośląska Spółka Inwestycyjna S.A.

In the first half of 2003 DSI S.A. received dividends from three companies in the total amount of PLN 3 702 thousand, of which from:
- PeBeKa S.A. – PLN 3 084 thousand
- Zanam Sp. z o.o. – PLN 400 thousand
- DKE Oława Sp. z o.o. – PLN 218 thousand.

The liquidation of companies

KGHM Metale S.A.

- On 5 May 2003 the General Meeting resolved to liquidate the company „Energomedia – Łabędy" Sp. z o.o.
- On 8 April 2003 the Regional Court for the Capital City of Warsaw, Section XVII (Economic) announced the bankruptcy of Telewizja Familijna S.A. with its registered head office in Warsaw. KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A., which owns 12% of the share capital of this company, in 2001 created a provision for all of the assets connected with Telewizja Familijna, i.e. shares and bonds in the total amount of PLN 52 004 thousand.

Other forms of financing Capital Group companies

Besides the above-mentioned payments to capital, the entities of the KGHM Polska Miedź S.A. Capital Group were financed through the granting of loans and the acquisition of bonds.

KGHM Polska Miedź S.A.

- **Telefonia DIALOG S.A.** - in 2003 KGHM Polska Miedź S.A. finances Telefonia Dialog S.A. through the acquisition of bonds issued by this company. Total indebtedness of Telefonia DIALOG S.A. towards KGHM Polska Miedź S.A. in this regard as at 30 June 2003 amounted to PLN 1 372 647 thousand. The Extraordinary General Meeting of Telefonia DIALOG S.A. agreed to an issuance of company bonds. KGHM Polska Miedź S.A. acquired these bonds in the following amounts:
  1) PLN 294 000 thousand with a maturity of 17 July 2006.
  2) PLN 915 000 thousand and the PLN-equivalent amount USD 43 500 thousand with a maturity of 18 December 2006.

KGHM Metale S.A.

- Hefra S.A.

  On 12 August 2002 and 29 November 2002 Hefra S.A. issued bonds in the amount of PLN 700 thousand and PLN 400 thousand, which were obtained by KGHM Metale S.A. These bonds were repurchased by Hefra S.A. on the following dates:
  1) bonds of PLN 700 thousand on 14 April 2003,
  2) bonds of PLN 400 thousand on 18 April 2003.

- AQUAKONRAD SA in liquidation

  On 17 April and 24 April 2003 KGHM Metale SA issued bills of exchange in the nominal amounts of PLN 900 thousand and PLN 500 thousand, which were obtained by AQUAKONRAD SA. Maturity of these bills is 31 December 2003.

DSI S.A.

In the first half of 2003 DSI S.A. supported investment and restructuring processes in Capital Group entities in the following ways:

- the purchase of issued debt bonds,
  In January 2003, 21 of the bonds issued by ZM Legmet Sp. z o.o. were purchased, with another 6 in March 2003, for a total amount of PLN 2 700 thousand.

- the granting of loans, in the total amount of PLN 10 000 thousand to the following companies:
  - DFM Zanam Sp. z o.o. – PLN 1 700 thousand
  - „KWARCE" S.A. – PLN 3 300 thousand
  - ZM „Legmet" Sp. z o.o. PLN 5 000 thousand

Other equity investments

In 2003 KGHM Polska Miedź S.A. continued to participate in the AIG Emerging Europe Infrastructure Fund. As at 30 June 2003, PLN 51 687 thousand had been invested in this Fund, while expenditures for the first half of 2003 amounted to PLN 22 339 thousand.

Other events in the Capital Group

Telefonia DIALOG S.A.

On 18 August 2003 Telefonia Dialog S.A. (a subsidiary of KGHM Polska Miedź S.A.) received a decision of the Minister of Infrastructure dated 7 August 2003 regarding the cancellation of liabilities due to licensing fee instalments and prolongation fees. In this decision the Minister of Infrastructure gave Telefonia Dialog S.A. a promise to cancel outstanding fees due to the obtaining of a licence to provide telecommunications services amounting to EUR 117 850 thousand (the equivalent of PLN 516 301 thousand based on the average NBP rate of 7 August 2003) and on prolongation fees amounting to PLN 21 704 thousand (the equivalent of EUR 4 954 thousand, based on the NBP rate of 7 August 2003), which were set in connection with earlier, deferred dates for the payment of licensing fees instalments.
Cancellation of these liabilities will lead to an improvement in the financial situation of Telefonia Dialog S.A.

KGHM Metale S.A.

Based on a ruling of the Regional Court for Wrocław – Fabryczna in Wrocław, Section IX (Economic) of the National Court of Registration dated 16 January 2003, there was a teakover by PHP "MERCUS" - spółka z o.o. in Polkowice of a subsidiary company — Przedsiębiorstwo Handlowe Mercus Plus Sp. z o.o. in Jelenia Góra.

DSI S.A.

The following mergers were carried out or initiated in the DSI S.A. Capital Group in the first half of 2003:

- On 6 June 2003 there was court registration of the merger (by takeover) of the companies DFM ZANAM Sp. z o.o. and ZM „Legmet" Sp. z o.o. The new company is called DFM ZANAM-LEGMET Sp. z o.o., while its share capital amounts to PLN 12 035 thousand

- On 23 May 2003 the Extraordinary General Meetings of the companies INOVA Spółka z o.o. and ZWG Spółka z o.o. resolved to merge these entities. The merger was registered by the court on 1 August 2003. The entity which arose from this merger is called Inova Centrum Innowacji Technicznych Sp. z o.o.

- The process of merger was also initiated for the companies PeBeKa S.A. and „KWARCE" S.A. On 1 August 2003 the Management Boards of these companies announced an Extraordinary General Meeting whose agenda included a point calling for the approval to merge these entities.

The structure of the Capital Group as at 30 June 2003 is presented below.

Chart 1. Structure of the KGHM Polska Miedź S.A. Capital Group

Equity interests of KGHM Polska Miedź S.A.

Company	%	Company	%	Company	%
KGHM Polish Copper Ltd.	100%	Dolnośląska Spółka Inwestycyjna S.A.	77%	KGHM Metale S.A.	100%
KGHM Kupferhandelsges. m.b.H	100%				
Pol-Miedź Trans sp. z o.o.	100%	PeBeKa SA	100%	PHP "MERCUS" - spółka z o.o.	100%
CBPM CUPRUM Spółka z o.o. - OBR	100%	INOVA Spółka z o.o.	100%	Hefra S.A.	97%
"Energetyka" sp. z o.o.	100%	DFM ZANAM - LEGMET Sp. z o.o.	100%	AQUAKONRAD SA in liquidation	90%
KGHM Congo sprl	100%	ZWG Spółka z o.o.	100%	PCPM S.A.	65%
Telefonia DIALOG S.A.	100%	"KWARCE" S.A.	100%	"W.M.N." Sp. z o.o.	64%
CBJ sp. z o.o.	100%	INTERFERIE Spółka z o.o.	92%	WM "Łabędy" S.A.	34%
Miedziowe Centrum Zdrowia S.A.	100%	DKE Spółka z o.o.	50%	Dolnośląska Spółka Inwestycyjna S.A.	23%
KGHM Metraco sp. z o.o.	99%	"AGREA-LUBIN" S.A.	49%	Telewizja Familijna S.A. (in bankruptcy)	12%
"TUW-CUPRUM"	93%	NATUROPAK Sp. z o.o. in liquidation	28%	Towarzystwo Inwestycyjne EPOKA S.A.	6%
"Zagłębie" Lubin SSA	67%	ZUW Spółka z o.o.	19%	HUTA "GLIWICE" S.A. (in bankruptcy)	<1%
FOSROC-KSANTE Spółka z o.o.	30%	DOL-EKO organizacja odzysku S.A.	20%		
Polkomtel S.A.	19,6%				
PTR S.A.	12%				
INTERFERIE Spółka z o.o.	4%				

1.2 Employment

The level and structure of employment in the Capital Group is presented below.

Table 1. Employment and its structure as at end of period.

	Description	Average employment in H1 2003	Average employment in H1 2002
I.	**TOTAL EMPLOYMENT**	**26 943**	**27 141**
1.	Total workers:	26 527	27 048
a.	white collar	8 035	7 945
b.	blue collar	18 492	19 103
2.	Trainees	301	25
3.	Persons on maternity or unpaid leave.	116	68

The highest level of employment (as at 30 June 2003) was noted in the following companies of the Group:

- KGHM Polska Miedź S.A. – 18 411,
- PeBeKa S.A. – 1 516,
- Pol – Miedź Trans sp. z o.o. – 1 449,
- Telefonia Dialog S.A. – 970.

1.3 Activities and basic products, goods and services of entities of the KGHM Polska Miedź S.A. Capital Group.

1) Basic products and services of Capital Group entities comprise the following activities:

	Name of entity	Segments of activity
1.	2.	3.
I.	**Extraction and processing of metals**	
1.	KGHM Polska Miedź S.A.	extraction and processing of copper and precious metals
2.	KGHM Congo s.p.r.l.	copper and cobalt extraction services
3.	Walcownia Metali Nieżelaznych Sp. z o.o.	non-ferrous metals processing
4.	HUTA GLIWICE S.A.	Production of steel and iron alloys
II.	**Investment activities**	
1.	DSI S.A.	investment activities
2.	KGHM Metale S.A.	investment activities
3.	Fundusz Inwestycyjny EPOKA S.A.	investment activities
III.	**Construction**	
1.	PeBeKa S.A.	construction; building of roadway and railway tunnels; mining services
IV.	**Trade**	
1.	KGHM Polish Copper Ltd.	copper trading
2.	KGHM Kupferhandelsges m.b.H.	copper trading
3.	KGHM Metraco Sp. z o.o.	trading of metals, chemicals, copper scrap

4.	PHP Mercus Sp. z o.o.	trade, production of bundled electrical cables
V.	**Machinery**	
1.	DFM Zanam - Legmet Sp. z o.o.	production of mining machinery and equipment
2.	ZUW Sp. z o.o.	production and repair of mining machinery
VI.	**Production and supply of electrical energy, gas and water**	
1.	ENERGETYKA Sp. z o.o.	production, distribution and sale of electrical and heating energy
VII.	**Services**	
1.	INTERFERIE Sp. z o.o.	tourism, hotel and spa services
2.	Miedziowe Centrum Zdrowia S.A.	medical services
3.	POL-MIEDŹ TRANS Sp. z o.o.	railroad and roadway transport, turnover of fuels
4.	Telefonia DIALOG S.A.	telecommunications services
5.	Polkomtel S.A.	telecommunications services
VIII.	**R&D activities**	
1.	CBPM CUPRUM Sp. z o.o.	R&D activities
2.	Centrum Badań Jakości Sp. z o.o.	technical research and analysis
3.	INOVA Centrum Inowacji Technicznych Sp. z o.o.	production of machinery, R&D work
IX.	**Insurance and banking**	
1.	TUW-CUPRUM	mutual insurance services for its members
2.	PTR S.A.	organisation and conduct of intermediate insurance activities
X.	**Other activities**	
1.	PEW Aquakonrad S.A. in liquidation	production of mineral water and non-alcoholic beverages
2.	Kwarce S.A.	production of goods from other non-metallic raw materials
3.	Naturopak Spółka z o.o. in liquidation	production of packaging from paper, cardboard and other paper articles, production of machinery for the paper industry
4.	Warszawska Fabryka Platerów HEFRA S.A.	production and sale of non-wooden, silver-plated and semi-silver-plated table settings
5.	Dolnośląska Korporacja Ekologiczna – Oława Sp. z o.o.	processing of municipal and industrial wastes
6.	Telewizja Familijna S.A. in bankruptcy	radio and television production, film, video production, advertising
7.	FOSROC KSANTE Spółka z o.o.	production of organic and non-organic chemicals, glues
8.	"AGREA – LUBIN" S.A. in organisation	horticultural production
9.	WM „Łabędy" S.A.	property leasing, management and sale of property
10.	„Zagłębie" Lubin Sportowa Spółka Akcyjna	management of football club; participation in professional sporting events
11.	Polskie Centrum Promocji Miedzi Sp. z o.o.	promotion of copper products
12.	DOL – EKO organizacja odzysku S.A.	management of non-metallic and metallic waste

2 FINANCIAL RESULTS

2.1 Balance sheet: assets

During the first half of 2003 total assets increased by PLN 287 932 thousand, i.e. by 3.6%.

Table 2. Assets and their structure

'000 PLN

	2002	half year 2002	**half year 2003**	Share (%)	Change* (%)
Fixed assets	5 820 618	6 036 994	**5 828 430**	71.2	100.1
Intangible assets	346 170	578 031	**327 072**	4.0	94.5
Tangible fixed assets	4 628 649	4 617 676	**4 589 509**	56.1	99.2
Long term debtors	4 606	3 886	**4 612**	0.1	100.1
Long term investments	629 888	623 477	**645 977**	7.9	102.6
Long term prepayments	211 305	213 924	**260 569**	3.2	123.3
Current assets	2 074 223	2 103 890	**2 354 343**	28.8	113.5
Inventory	905 534	1 080 821	**952 267**	11.6	105.2
Short term debtors	728 430	596 470	**626 211**	7.7	86.0
Short term investments	398 702	335 057	**688 769**	8.4	172.8
Short term prepayments	41 557	91 542	**87 096**	1.1	x 2.1
Total assets	7 894 841	8 140 884	**8 182 773**	100.0	103.6

** 31.12.2002 = 100*

The increase in total assets in the first half of 2003 was a consequence among others of increasing ownership of PHP Mercus Sp. z o.o. to 100% and, as a result, its inclusion in consolidation.

During the period since the first half of 2002 a tendancy towards a change in the structure of assets could be observed. The percentage of fixed assets has been decreasing, whilst that of current assets has been increasing. This has been caused by a decrease in the share of tangible fixed assets and intangible assets.

The major decrease in tangible assets occurred in the dominant entity, where investments were limited to the replacement of required equipment and thus as a result, expenditures on the construction of fixed assets in the core business amounted to PLN 109 583 thousand, while depreciation during this same period amounted to PLN 149 682 thousand. A similar situation occurred in Telefonia Dialog S.A. where depreciation exceeded investment expenditures.

The increase in long term prepayments is mainly the result of a change in deferred income tax assets in the dominant entity.

There were important changes meanwhile in current assets. The fall in debtors was mainly caused by the matter of payments due to taxation and cutoms duties in the dominant entity.

The significant increase in short term investments is mainly due to the valuation of derivative instruments in the dominant entity, as well as to an increase in cash and cash equivalents in Telefonia Dialog S.A.

The noticeable increase in inventory is due to the inclusion in consolidation of PHM Mercus Sp. z o.o. - as at 30 June 2003 inventory for this company amounted to PLN 21 884 thousand. Additionally a significant increase in inventory may be observed in the company Zanam-Legmet Sp. z o.o., which is a consequence of the execution of a greater number of orders as at the end of the half year period than at the end of the year.

2.2 Balance sheet: shareholders' funds and liabilities

The structure of shareholders' funds and liabilities is shown in the table below:

Table 3. Shareholders' funds and liabilities and their structure

'000 PLN

	2002	half year 2002	half year 2003	Share (%)	Change* (%)
Shareholders' funds	3 074 791	3 182 015	**3 255 524**	39.8	105.9
Share capital	2 000 000	2 000 000	**2 000 000**	24.4	100.0
Reserve capital	1 230 370	1 227 680	**1 421 280**	17.4	115.5
Revaluation reserve capital	862 115	759 869	**940 110**	11.5	109.0
Profit (loss) from prior years	(825 314)	(824 737)	**(1 229 750)**	(15.0)	149.0
Net profit (loss)	(214 734)	(1 565)	**98 879**	1.2	x
Minority interest	16 360	18 312	**18 597**	0.2	113.7
Negative goodwill of subordinated entities	574	711	**6 705**	0.1	x
Liabilities and provisions for liabilities	4 803 116	4 939 846	**4 901 947**	59.9	102.1
Provisions for liabilities	1 436 217	1 335 026	**1 480 758**	18.1	103.1
Long term liabilities	1 213 286	268 975	**18 909**	0.2	1.6
Short term liabilities	2 003 161	3 129 408	**3 207 284**	39.2	160.1
Accruals and deferred income	150 452	206 437	**194 996**	2.4	129.6
Total shareholders' funds and liabilities	7 894 841	8 140 884	**8 182 773**	100.0	103.6

** 31.12.2002 = 100*

The increase in reserve capital by PLN 190 910 thousand was mainly caused by the distribution of profit for 2002 of KGHM Polska Miedź S.A. in the amount of PLN 254 546 thousand and also by the fact that reserve capital was used to cover the loss from prior years of PLN 64 389 thousand.

A dominant impact on profit (loss) from prior years came from Telefonia Dialog S.A. The accumulated losses of this company amount to PLN 1 015 521 thousand.

The level of revaluation reserve capital is determined by capital from the revaluation of fixed assets, which as at 30 June 2003 amounted to PLN 717 758 thousand. The increase in revaluation reserve capital in the first half of 2003 is mainly due to an increase in the valuation of financial instruments by PLN 110 655 thousand. The level of capital is negatively impacted meanwhile by the deferred tax provision, which amounted to (PLN 79 372 thousand) and regarding the valuation of financial instruments

In the first half of 2003 there was an increase in provisions for liabilities of 3.1%, i.e. by PLN 44 541 thousand, mainly due to the increase in the deferred income tax provision to PLN 282 478 thousand. Additionally, provisions for liabilities included revalued provisions for retirement benefits in the amount of PLN 721 337 thousand, and for mine closure costs in the amount of PLN 370 445 thousand, as well as others.

During the first half of 2003 there was no significant change in the indebtedness of the Capital Group. At the end of June liabilities amounted to PLN 3 226 193 thousand, of which loans represented 61%, i.e. PLN 1 978 245 thousand. The noticeable change in the maturity structure of liabilities was related to an approaching loan maturity period in the dominat entity, falling at the start of the second half of 2003. In July 2003 KGHM Polska Miedź S.A. drew on long term credit for the purpose of refinancing existing short term credit, which will lead to a significant improvement in the structure of liabilities. An important element of Capital Group liabilities is liabilities due to the licensing fees of Telefonia DIALOG S.A. On 18 August 2003 this company received a decision from the Minister of Infrastructure in which the Ministry granted a promise related to the cancellation of licensing liabilities. A final decision on the cancellation of these liabilities amounting to EUR 117 850 thousand will lead to a significant improvement in the liquidity ratios of Telefonia DIALOG S.A. and of the entire Capital Group.

2.3 PROFIT AND LOSS ACCOUNT

Table 4. Profit and loss account

'000 PLN

	half year 2002	half year 2003	Change (%)*
Revenues from sales	2 493 261	**2 590 432**	103.9
Operating costs	2 368 561	2 413 562	101.9
Profit (loss) on sales	124 700	**176 870**	141.8
Other operating income	85 764	**44 838**	52.3
Other operating costs	95 198	**89 647**	94.2
Profit (loss) on operating activities	115 266	**132 061**	114.6
Financial income	167 934	**315 620**	187.9
Financial costs	241 367	**279 423**	115.8
Profit (loss) on sales of all or some share in subordinated entities	(1 016)	-	-
Profit (loss) before extraordinary items and taxation	40 817	**168 258**	×4.1
Result on extraordinary items	1 292	**(787)**	x
Goodwill write-off of subordinated entities	(0)	**(118)**	x
Negative goodwill write-off of subordinated entities	486	**207**	42.6
Profit (loss) before taxation	42 595	**167 560**	×3.9
Net profit (loss)	(1 565)	**98 879**	x

** half year 2002=100*

During the current period the Capital Group, in relation to the comparable prior period, increased sales by 3.9%. A decisive impact on sales came from factors related to the production and sale of the primary product, i.e. copper, and also partially from silver.

In relation to the comparable period of 2002 these factors underwent the following changes:

– copper prices increased by 4.4% and silver by 0.7%,

– the copper sales volume increased by 6.2%,

– the silver sales volume decreased by 3.8%,

These factors, together with the simultaneous 3% fall in the unit copper production cost as expressed in PLN, also significantly impacted the result on sales of KGHM Polska Miedź S.A. and the Capital Group.

In 2003 there was also an increase in the sales of Telefonia DIALOG S.A. and a fundamental improvement in the result on sales of this company, which directly impacted on this item in the consolidated report.

Telefonia DIALOG S.A achieved a profit on sales of PLN 20 411 thousand, i.e. by PLN 39 059 thousand better than during the comparable prior period.

In 2003, entities of the Capital Group continued their policies of rationalising costs. The effect of these activities was among others a further reduction in general administrative costs, which were 5% lower than in the prior year.

Other operating activities negatively impacted the financial result of KGHM Polska Miedź S.A.

The most important elements which impacted other operating activities were as follows:

- the revaluation of non-financial assets, which increased costs by PLN 44 571 thousand, of which PLN 33 857 thousand related to the allowance for questionable debtors,
- the creation of provisions totaling PLN 21 931 thousand, mainly provisions for retirement and related benefits, in the amount of PLN 16 215 thousand, and
- the release of provisions, which increased income by a total amount of PLN 14 213 thousand.

In financial activities the most important income comes from the revaluation of investments, in the amount of PLN 162 570 thousand, and from profits from the disposal of investments which amounted to PLN 80 243 thousand. In addition, the dividend of Polkomtel S.A. in the amount of PLN 46 509 thousand was accounted for in financial income.

The largest impact on financial costs was due to interest on loans in the amount of PLN 50 780 thousand and to costs due to negative timing differences in the amount of PLN 46 424 thousand.

The net financial result of the Capital Group amounted to PLN 98 879 thousand.

The above net result is composed of the following:

The result of the dominant entity – a profit	**PLN 188 967 thousand**
The results of subsidiary entities – an excess of losses over profits	**(PLN 80 473 thousand)**
of which the net loss of Telefonia DIALOG S.A.	(PLN 87 105 thousand)
The share in the result of entities valued by the equity method – an excess of profits over losses	**PLN 949 thousand**
Consolidation adjustment of the result	**(PLN 10 564 thousand)**
of which	
- exchange rate differences from conversion	(PLN 2 731 thousand)
- dividends from subsidiaries and associates	(PLN 5 383 thousand)
- adjustments revaluing Group assets	(PLN 2 747 thousand)
- adjustment of exchange rate differences from the valuation of debt securities issued to the Group	PLN 3 106 thousand
- adjustments due to the valuation or retirement of long term investments	(PLN 2 171 thousand)
- other adjustments	(PLN 638 thousand)

2.4 Capital Group financial ratios

In the first half of 2003 there was an improvement in liquidity ratios. These ratios are presented in the table below.

Table 5. Capital Group liquidity ratios

	half year 2002	**half year 2003**
Current liquidity	0.7	**0.7**
Quick liquidity	0.3	**0.4**
Debt ratio (%)	44.3	**41.8**

The liquidity ratios do not reflect the true ability of the Company to meet its financial obligations, since at 30 June 2003 the credit liabilities of the Company are recognised as short term, which was related to the approaching agreement expiry period. New agreements were signed in the month of July which extend credit maturity dates – at present the Company has medium and long term credit, which will consequently be reflected in the liquidity ratios. A significant element which will lead to an improvement in these ratios will be the cancellation of the licensing liabilities of Telefonia DIALOG S.A. As at the date of preparation of this report the Company has a decision of the Ministry of Infrastructure, in which it received a promise related to cancellation of the above-mentioned liabilities.

The improvement in Capital Group results led to an improvement in Company profitability ratios.

Table 6. Capital Group prifitability ratios

	half year 2002	**half year 2003**
ROA - return on assets (%)	0.0	1.2
ROE - return on equity (%)	0.0	3.0

3. Principles applied in preparation of the consolidated half-year financial report

Organisational procedures:

1. At each balance sheet date the dominant entity determines the composition and structure of the Capital Group based on reviewing all levels of the Group,
2. Related entities subject to consolidation are consolidated from the date on which control, co-ownership or a significant level of influence was assumed, to the date on which control, co-ownership or the significant level of influence was lost,
3. Consolidation does not include subsidiaries, co-subsidiaries or associates valued by the equity method, in cases outlined by art. 57 and 58 of the Accounting Act dated 29 September 1994,
4. Dominant entity ownership of lower level subsidiaries is determined by multiplying the percentage share of the higher level entity by the percentage share in the lower level entity and its share in the subsidiary. The resulting level of ownership is then increased by the direct share of the dominant entity of the higher level in the subsidiary of the dominant entity of the lower level,
5. For the purpose of consolidation, the related entities apply uniform accounting principles in force in the dominant entity and the same form and scope of the unit financial statements being the basis for consolidation of the Capital Group. Data from entities applying different accounting principles are restated in accordance with principles of the dominant entity, for consolidation purposes,
6. The consolidated financial statement is prepared at the balance sheet date and for the financial period as set for the financial statements of the dominant entity,
7. The consolidated financial statement is expressed in Polish currency. Data from financial statements of the entities expressed in foreign currencies are converted into Polish currency based on valuation principles described under methodological procedures,
8. The subsidiaries undergoing full consolidation and the non-commercial law co-subsidiaries consolidated on a proportional basis, agree upon mutual transactions for the period and mutual settlements at the balance sheet date.

Methodological procedures.

1. Consolidation methods

Subordinated entities are consolidated in accordance with the following methods:

- data of the subsidiaries - full consolidation, where the consolidated financial statements are made by summing up respective items in the statements of these entities with the data from the statements of the dominant entity, regardless of the percentage share of the dominant entity in the ownership structure of the subsidiary entity, and of consolidation exclusions and adjustments,
- data of non-commercial law co-subsidiaries - proportional consolidation, where the items in the financial statements of the dominant entity are summed up with a part of the respective items in the financial statements of the co-subsidiaries proportionally to shares held by the entities of the Capital Group, and after consolidation exclusions,
- shares in associates, shares in subsidiaries of a different type of activity, and also shares in commercial law co-subsidiaries - by the equity method, where the shares expressed at purchase price are adjusted by the difference between the purchase price and the value of the stake in the equity of these entities. This difference is then recognised in the consolidated financial result and disclosed in a separate item of the consolidated balance sheet.

2. Consolidation adjustments

Goodwill and negative goodwill

- the difference in the value of shares in subsidiaries represented by the purchase price over the fair value of the corresponding net assets as determined at the date control over these subsidiaries was assumed, being either goodwill or negative goodwill, is subject to write-off to the consolidated profit and loss account. Goodwill is written off based on the straight line method over five years, starting the month the control was assumed. In individually justifiable cases write-offs are done over 20 years time,
- the difference between the purchase price of the shares in the associates or commercial law co-subsidiaries, and the fair value of the corresponding part of the net assets, being goodwill or negative goodwill, is subject to write-off as described above,

Exclusions from consolidation

- adjustment of shares in associates valued by the equity method by the amount of equity increase or decrease in this entity by the investor, which took place in the period covered by the consolidation,
- conversion of the financial statements of related entities expressed in foreign currencies into Polish currency,
- exclusion of the turnover in the financial period between related entities undergoing full consolidation,
- adjustments of profits and losses unrealised in the Capital Group, accounted for in the consolidated assets and arising from sale of assets at prices other than their net book value,
- exclusion of mutual debtors and liabilities of all types,
- adjustments of dividends due or dividends paid by subordinated entities to the dominant entities at all levels of the Capital Group,
- exclusion from equity of the minority interest.

The Report on the activities of the KGHM Polska Miedź S.A. Capital Group in the first half of 2003 is presented by the Management Board of the Dominant Entity, comprised of:

President of the Management Board	Stanisław Speczik	....
Vice President of the Management Board	Grzegorz Kubacki	....
Vice President of the Management Board	Jarosław Andrzej Szczepek	....
Vice President of the Management Board	Tadeusz Szeląg	....

Lubin, 26 September 2003